As filed with the Securities and Exchange Commission on January 10, 1997
                        Registration No. 333-17911 and 333-17911-01__________


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549
                           _____________________
                            AMENDMENT NO. 1
                                    TO
                                 FORM S-2
                          REGISTRATION STATEMENT
                                   Under
                        THE SECURITIES ACT OF 1933
                           _____________________



      ENTERGY GULF STATES, INC.           ENTERGY GULF STATES CAPITAL I
     (Exact name of registrant as         (Exact name of registrant as
      specified in its charter)           specified in Trust Agreement)

                Texas                               Delaware
   (State or other jurisdiction of       (State or other jurisdiction of
    incorporation or organization)       incorporation or organization)

              74-0662730
   (I.R.S. Employer Identification              To be Applied for
               Number)                   (I.R.S. Employer Identification
                                                     Number)
           350 Pine Street
        Beaumont, Texas 77701             c/o Entergy Gulf States, Inc.
            (409) 838-6631                      639 Loyola Avenue
  (Address, including zip code, and       New Orleans, Louisiana  70113
     telephone number, including                  504-576-4308
 area code, of registrant's principal   (Address, including zip code, and
          executive offices)            telephone number, including area
                                         code, of registrant's principal
                                                executive office)

                      ___________________________


       LAURENCE M. HAMRIC, Esq.               WILLIAM J. REGAN, JR.
       DENISE C. REDMANN, Esq.            Vice President and Treasurer
        Entergy Services, Inc.              Entergy Gulf States, Inc.
          639 Loyola Avenue                     639 Loyola Avenue
    New Orleans, Louisiana  70113         New Orleans, Louisiana  70113
             504-576-2272                         504-576-4308

                            KEVIN STACEY, Esq.
                            Reid & Priest LLP
                           40 West 57th Street
                        New York, New York  10019
                               212-603-2144

 (Names, addresses, including zip codes, and telephone numbers, including area codes, of agents for service)

                            __________________

                           CROSS-REFERENCE SHEET


Item and Caption in Form S-2                      Caption in Prospectus
-------------------------------            ----------------------------------

 1.  Forepart of the Registration
     Statement and Outside Front Cover of
     Prospectus . . . . . . . . . . . .  Outside Front Cover Page

 2.  Inside Front and Outside Back
     Cover Pages of Prospectus . . . . . Inside Front Cover Page; Back Cover
                                         Page

 3.  Summary Information, Risk
     Factors and Ratio of Earnings to
     Fixed Charges . . . . . . . . . . . Risk Factors; Ration of Earnings to
                                         Fixed Charges; Selected Financial Data

 4.  Use of Proceeds . . . . . . . . . . Use of Proceeds

 5.  Determination of Offering Price . . Not Applicable

 6.  Dilution  . . . . . . . . . . . . . Not Applicable

 7.  Selling Security Holders. . . . . . Not Applicable

 8.  Plan of Distribution . . . . . . .  Underwriting

 9.  Description of Securities to be
     Registered. . . . . . . . . . . . . Description of the Preferred
                                         Securities; Description of the
                                         Guarantee; Description of the Junior
                                         Subordinated Debentures; Relationship
                                         Among the Preferred Securities, the
                                         Junior Subordinated Debentures and the
                                         Guarantee

10.  Interest of Named Experts and
     Counsel . . . . . . . . . . . . . . Experts; Legal Opinions

11.  Information With Respect to the
     Registrant. . . . . . . . . . . . . Risk Factors; The Company; Selected
                                         Financial Data; Capitalization;
                                         Management's Discussion and Analysis;
                                         Financial Statements; Interim Financial
                                         Statements

12.  Incorporation of Certain
     Information by Reference . . . . . .Incorporation of Certain Information by
                                         Reference

13.  Disclosure of Commission
     Position on Indemnification For
     Securities Act Liabilities . . . .  Not Applicable

               SUBJECT TO COMPLETION, DATED JANUARY 10, 1997
                      3,400,000 Preferred Securities
                       ENTERGY GULF STATES CAPITAL I
___% Cumulative Quarterly Income Preferred Securities, Series A (QUIPSsm)*
            (liquidation preference $25 per preferred security)

       fully and unconditionally guaranteed, as set forth herein, by

                         ENTERGY GULF STATES, INC.
                             ________________
     The ___% Cumulative Quarterly Income Preferred Securities, Series A (the "Preferred Securities"), offered hereby represent undivided beneficial interests in the assets of Entergy Gulf States Capital I, a business trust created under the laws of the State of Delaware (the "Issuer"). Entergy Gulf States, Inc. (formerly Gulf States Utilities Company), a Texas corporation (the "Company"), will be the owner of the beneficial interests represented by common securities of the Issuer (the "Common Securities"). The Bank of New York is the Property Trustee of the Issuer. The Issuer exists for the sole purpose of issuing the Preferred Securities and the Common Securities and investing the proceeds thereof in ___% Junior Subordinated Deferrable Interest Debentures, Series A, Due_____ (the "Junior Subordinated Debentures") to be issued by the Company under the Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities dated as of February 1, 1997 (the "Indenture"), which will be qualified under and subject to the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The Preferred Securities will have a preference under certain circumstances with respect to cash distributions and amounts payable on liquidation, redemption or otherwise over the Common Securities. See "Description of the Preferred Securities--Subordination of Common Securities".
                                                     (Continued on next page)
                             ________________

      See "Risk Factors" beginning on page ___ hereof for certain information relevant to an investment in the Preferred Securities.
                             ________________
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                             ________________
                                                                Proceeds to
                         Initial Public      Underwriting           the
                         Offering Price     Commission (1)     Issuer (2) (3)
Per Preferred               $                     (2)             $
Security..............
Total.................      $                     (2)             $
__________

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securitie and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

(1) The Issuer and the Company have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(2) In view of the fact that the proceeds of the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures, the Underwriting Agreement provides that the Company will pay to the Underwriters, as compensation ("Underwriters' Compensation") for their arranging the investment therein of such proceeds, $_____ per Preferred Security; provided, that such compensation will be $______ per Preferred Security sold to certain institutions. Accordingly, the maximum aggregate amount of Underwriters' Compensation will be less than such amount to the extent that Preferred Securities are sold to such institutions. See "Underwriting".
(3) Expenses of the offering, which are payable by the Company, are estimated to be $________.
                           ________________

      The Preferred Securities offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of the Preferred Securities will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company ("DTC") in New York, New York, on or about ___________, 1997, against payment therefor in immediately available funds.
__________
*QUIPS is a servicemark of Goldman, Sachs & Co.


Goldman, Sachs & Co.

                       ---------------------

                                             ------------------

                           ________________

       The date of this Prospectus is _____________________, 1997
<Page.
    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE PREFERRED SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                      __________________________

(Continued from previous page)

    Holders of the Preferred Securities will be entitled to receive preferential cumulative cash distributions accruing from the date of original issuance and payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, commencing _____ , 1997, at the rate of ___% per annum of the liquidation preference of $25 per Preferred Security ("Distributions"). The Company has the right to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for one or more periods (each, an "Extension Period"), provided that such Extension Period, together with all previous and further extensions thereof prior to its termination, does not exceed 20 consecutive quarters and does not extend beyond the maturity of the Junior Subordinated Debentures. Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period subject to the requirements set forth herein. If interest payments on the Junior Subordinated Debentures are so deferred, Distributions on the Preferred Securities will also be deferred and the Company will not be permitted, subject to certain exceptions set forth herein, to declare or pay any cash distributions with respect to the Company's capital stock or debt securities that rank pari passu with or junior to the Junior Subordinated Debentures or make any guarantee payments with respect to the foregoing. During an Extension Period, interest on the Junior Subordinated Debentures will continue to accrue (and the Preferred Securities will accumulate additional Distributions thereon at the rate of ___% per annum, compounded quarterly), and holders of the Preferred Securities will be required to accrue interest income for United States Federal income tax purposes prior to receipt of cash related to such interest income. See Description of the Junior Subordinated Debentures- -Option to Extend Interest Payment Period" and "Certain United States Federal Income Tax Considerations--Potential Extension of Interest Payment Period and Original Issue Discount".

    The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement (each as defined herein), taken together, fully, irrevocably and unconditionally guaranteed all of the Issuer's obligations under the Preferred Securities. The Guarantee of the Company guarantees the payment of Distributions and payments on liquidation of the Issuer or redemption of the Preferred Securities as set forth below, in each case out of funds held by the Issuer, to the extent described herein (the "Guarantee"). See "Description of the Guarantee." If the Company does not make interest payments on the Junior Subordinated Debentures held by the Issuer, the Issuer will have insufficient funds to pay Distributions on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Issuer does not have sufficient funds to pay such Distributions. The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt (as defined in "Description of the Junior Subordinated Debentures-- Subordination") of the Company.

    The Preferred Securities are subject to mandatory redemption, in whole or in part, upon repayment of the Junior Subordinated Debentures at maturity or their earlier redemption in an amount equal to the amount of Junior Subordinated Debentures maturing or being redeemed at a redemption price equal to the aggregate liquidation preference of such Preferred Securities plus accumulated and unpaid Distributions thereon
to the date of redemption.  See "Description of the Preferred    Securities-
-Redemptions".      The Junior Subordinated Debentures are redeemable  prior
to   maturity   at  the  option  of  the  Company  (i)   on   or   after
___________________, 2002, in whole at any time or in part from time to time, at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof, or (ii) at any time, in whole (but not in part), upon the occurrence and continuation of a Special Event (as defined herein), at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof. See "Description of the Junior Subordinated Debentures
-- Redemption".

    At any time, the Company will have the right to terminate the Issuer and, after satisfaction of liabilities to creditors of the Issuer, if any, as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and the Common Securities in liquidation of the Issuer. See "Description of the Preferred Securities--Redemptions -- Special Event Redemption or Distribution of Junior Subordinated Debentures" and " -- Liquidation Distribution upon Termination".

    The Junior Subordinated Debentures are subordinate and junior in right of payment to all Senior Debt of the Company. As of September 30, 1996, the Company had approximately $2.3 billion of Senior Debt outstanding. The terms of the Junior Subordinated Debentures place no limitation on the amount of Senior Debt that may be incurred by the Company. See "Description of the Junior Subordinated Debentures-- Subordination."

    In the event of the liquidation of the Issuer, after satisfaction of liabilities to creditors of the Issuer, if any, as provided by applicable law, the holders of the Preferred Securities will be entitled to receive a liquidation preference of $25 per Preferred Security plus accumulated and unpaid Distributions thereon to the date of payment, which liquidation preference may be in the form of a distribution of such amount of Junior Subordinated Debentures, subject to certain exceptions. See "Description of the Preferred Securities--Liquidation Distribution Upon Termination."

    Application has been made to list the Preferred Securities on the New York Stock Exchange (the "NYSE"). If the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities upon the liquidation of the Issuer, the Company will use its best efforts to list the Junior Subordinated Debentures on the NYSE or such other stock exchanges or other organizations, if any, on which the Preferred Securities are then listed.

    The Preferred Securities will be represented by one or more global certificates registered in the name of DTC or its nominee. Beneficial interests in the Preferred Securities will be shown on, and transfers thereof will be effected only through, records maintained by participants in DTC. Except as described under "Description of the Preferred Securities--Book-Entry Issuance", the Preferred Securities in certificated form will not be issued in exchange for the global certificates.

                         AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commis sion"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, Suite 1300, New York, New York 10048 and Suite 1400, Citicorp Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549. The Commission maintains a Worldwide Web site that contains reports, proxy and information statements and other information regarding reporting companies under the Exchange Act, including the Company, at http://www.sec.gov. In addition, such reports, proxy statements and other information concerning the Company can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    The Company and the Issuer have filed with the Commission a Registration Statement on Form S-2 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company, the Issuer and the securities offered hereby, reference is made to the Registration Statement and the exhibits filed as a part thereof or incorporated by reference therein, which may be inspected at the public reference facilities of the Commission, at the addresses set forth above. Statements made in this Prospectus concerning the contents of any documents referred to herein are not necessarily complete, and in each instance are qualified in all respects by reference to the copy of such document filed as an exhibit to the Registration Statement.

    No separate financial statements of the Issuer have been included herein. The Company and the Issuer do not consider that such financial statements would be material to holders of the Preferred Securities because the Issuer is a newly formed special purpose entity, has no operating history or independent operations and is not engaged in and does not propose to engage in any activity other than its holding, as trust assets, the Junior Subordinated Debentures of the Company and its issuance of the Preferred Securities and Common Securities. The Issuer does not intend to file separate reports under the Exchange Act, but must apply for and be granted relief by the Commission to avoid the requirement to file such reports. See "Entergy Gulf States Capital I", "Description of the Preferred Securities", "Description of the Guarantee" and "Description of the Junior Subordinated Debentures".

            INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated into this Prospectus by reference:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1995.

     2. The Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     3. The Company's Current Reports on Form 8-K dated March 22, 1996, April 19, 1996, April 29, 1996, August 26, 1996,
          September 5, 1996 and November 27, 1996.

       Any statement contained herein, or in a document all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference herein (other than exhibits not specifically incorporated by reference into the texts of such documents). Requests for such documents  should  be  directed to:  Christopher  T.  Screen,  Assistant
Secretary,  P.O.  Box  61000, New Orleans, Louisiana  70161,  telephone:
(504) 576-4212.

   As used herein, (i) the term "Indenture" means the Indenture for Unsecured Subordinated Debt Securities relating to Trust Securities, as the same may be amended and supplemented from time to time, between the
  Company and The Bank of New York, as Debenture Trustee, pursuant to which the Junior Subordinated Debentures will be issued, and (ii) the term "Trust Agreement" means the Amended and Restated Trust Agreement, among the Company, as Depositor, The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and the
   three Administrative Trustees named therein who are employees or officers of or affiliated with the Company (collectively, with the
Property Trustee and the Delaware Trustee, the "Issuer Trustees"). Each of the other capitalized terms used in this Prospectus and not otherwise defined has the meaning set forth in the Indenture or the Trust
                    Agreement, as the case may be.

                             RISK FACTORS

    Prospective purchasers of the Preferred Securities should carefully review the information contained elsewhere in this Prospectus and should particularly consider the following matters.

Obligations Under the Guarantee and the Junior Subordinated Debentures are Unsecured and Subordinate to Senior Debt

    The  obligations of the Company under the Guarantee  issued  by  the
Company for the benefit of the holders of the Preferred Securities are unsecured and rank subordinate and junior in right of payment to all Senior Debt of the Company. The obligations of the Company under the Junior Subordinated Debentures are subordinate and junior in right of payment to all such Senior Debt. At September 30, 1996, Senior Debt of
the   Company  aggregated  approximately  $2.3  billion.   None  of  the
Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior Debt, that may be incurred by the Company. See "Description of the Guarantee--Status of the Guarantee" and "Description of the Junior Subordinated Debentures- -Subordination".

    The ability of the Issuer to pay amounts due on the Preferred Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required.

Option to Extend Interest Payment Period; Tax Consequences; Potential Market Volatility During Extension Period

    The Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for one or more Extension Periods, each of which, together with all previous and further extensions of such Extension Period prior to its termination, may not exceed 20 consecutive quarters and may not extend beyond the maturity of the Junior Subordinated Debentures. As a consequence of any such election, quarterly Distributions on the Preferred Securities would be deferred (but would continue to accumulate additional Distributions thereon at the rate of ___% per annum, compounded quarterly) by the Issuer during any such Extension Period. In the event that the Company exercises this right, the Company may not during any such Extension Period (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including other Junior Subordinated Debentures ) that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to the foregoing (other than (a) dividends or distributions in common stock of the Company and (b) payments under the Guarantee). Upon the termination of any Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. Consequently, there could be multiple Extension Periods of varying lengths throughout the term of the Junior Subordinated Debentures. See "Description of the Preferred Securities--Distributions" and "Description of the Junior Subordinated Debentures--Option to Extend Interest Payment Period".

    Should an Extension Period occur, a holder of the Preferred Securities will continue to accrue interest income in respect of its pro rata share of the Junior Subordinated Debentures held by the Issuer for United States Federal income tax purposes. As a result, a holder of the Preferred Securities will include such interest in gross income for United States Federal income tax purposes in advance of the receipt of cash, and will not receive the cash related to such income from the Issuer if the holder disposes of the Preferred Securities prior to the record date for the payment of Distributions. See "Certain United States Federal Income Tax Considerations--Potential Extension of Interest Payment Period and Original Issue Discount" and "--Sale, Exchange and Redemption of the Preferred Securities".

    In the event the Company elects to exercise its right to defer payments of interest on the Junior Subordinated Debentures, the market price of the Preferred Securities is likely to be affected. A holder that disposes of its Preferred Securities during an Extension Period, therefore, might not receive the same return on its investment as a holder that continues to hold its Preferred Securities. In addition, as a result of the existence of the Company's right to defer interest payments, the market price of the Preferred Securities (which represent preferred undivided beneficial interests in the Junior Subordinated
Debentures) may be more volatile than the market prices of other securities on which original issue discount accrues that are not subject to such deferrals.

Special Event Redemption; Adverse Effect of Possible Tax Law Changes

    Upon  the  occurrence  and  continuation  of  a  Special  Event,  as
described in "Description of the Preferred   Securities--Redemptions
-- Special Event Redemption or Distribution of Junior Subordinated Debentures", the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part), and thereby cause a mandatory redemption of the Preferred Securities and the Common Securities, at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof, within 90 days following the occurrence of such Special Event.

On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill"), the revenue portion of President Clinton's budget proposal, was released. The Bill would, among other things, generally have denied interest deductions for interest on an instrument issued by a corporation that has a maximum weighted average maturity of more than 40 years. The Bill would also generally have treated as equity an instrument, issued by a corporation, that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as indebtedness on the issuer's consolidated balance sheet. The above-described provisions were proposed to be effective generally for instruments issued on or after December 7, 1995. If either provision were to apply to the Junior Subordinated Debentures, the Company would be unable to deduct interest on the Junior Subordinated Debentures. However, on March 29, 1996, the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it was their intention that the effective date of the President's legislative proposals, if adopted, would be no earlier than the date of appropriate Congressional action. The 104th Congress adjourned without any such action having been taken. There can be no assurance, however, that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. If legislation were enacted limiting, in whole or in part, the deductibility by the Company of interest on the Junior Subordinated Debentures for United States Federal income tax purposes, such enactment could give rise to a Tax Event. A Tax Event would permit the Company to cause a mandatory redemption of the Preferred Securities, as described more fully under "Description of the Preferred Securities--Redemptions --Special Event Redemption or Distribution of Junior Subordinated Debentures".

Distribution of the Junior Subordinated Debentures

    At any time, the Company has the right to terminate the Issuer and, after satisfaction of liabilities to creditors, if any, of the Issuer as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of the Issuer.

    There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Preferred Securities if a liquidation of the Issuer were to occur. Accordingly, the Preferred Securities that an investor may purchase, whether pursuant to the offer made hereby or in the secondary market, or the Junior Subordinated Debentures that a holder of the Preferred Securities may receive on liquidation of the Issuer, could trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby. Because holders of the Preferred Securities may receive the Junior Subordinated Debentures if the Company exercises its right to terminate the Issuer, prospective purchasers of the Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures and should carefully review
all   the  information  regarding  the  Junior  Subordinated  Debentures
contained  herein.   See  "Description  of  the  Preferred   Securities--
Redemptions--    Special   Event  Redemption  or  Distribution   of   Junior
Subordinated Debentures" and "Description of the Junior Subordinated Debentures--Distribution of the Junior Subordinated Debentures".


Rights under the Guarantee; Limitation as to Funds Available to the Issuer

    The Guarantee will be qualified as an indenture under the Trust Indenture Act. The Bank of New York will act as Guarantee Trustee for the  purposes of compliance with the Trust Indenture Act and  will  hold
the   Guarantee  for  the  benefit  of  the  holders  of  the  Preferred
Securities.  The Bank of New York will also act as Debenture Trustee for the  Junior  Subordinated Debentures and as Property Trustee  under  the
Trust Agreement. The Bank of New York (Delaware) will act as Delaware Trustee under the Trust Agreement. The Guarantee guarantees to the holders  of  the  Preferred Securities the following  payments,  to  the
extent   not  paid  by  the  Issuer:  (i)  any  accumulated  and  unpaid
Distributions  required to be paid on the Preferred Securities,  to  the extent that the Issuer has funds on hand available therefor, (ii) the redemption price with respect to any Preferred Securities called for redemption to the extent that the Issuer has funds on hand available therefor, and (iii) upon a voluntary or involuntary dissolution, winding-
up or liquidation of the Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the aggregate of the liquidation preference amount and all accumulated and unpaid Distributions to the date of payment and (b) the amount of assets of the Issuer remaining available for distribution to holders of the Preferred Securities. The holders of a majority in aggregate Liquidation Preference Amount (as defined in "Description of
the Preferred    Securities--Redemptions    ") of the Preferred Securities have
the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of  the Guarantee or to direct the exercise of any trust power conferred
upon  the  Guarantee Trustee under the Guarantee.   Any  holder  of  the
Preferred  Securities may institute a legal proceeding directly  against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or  any  other person or entity.  If the Company were to default on  its
obligation   to  pay  amounts  payable  under  the  Junior  Subordinated
Debentures, the Issuer would lack funds for the payment of Distributions or amounts payable on redemption of the Preferred Securities or otherwise, and, in such event, holders of the Preferred Securities would
not be able to rely upon the Guarantee for payment of such amounts.   If
the Property Trustee fails to enforce its rights under the Junior Subordinated Debentures or the Trust Agreement, a holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce the Property Trustee's rights under the Junior Subordinated Debentures or the Trust Agreement, to the fullest extent permitted by law, without first instituting any legal proceeding against the Property Trustee or any other person or entity. Notwithstanding the foregoing, a holder of the Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Preference Amount of the Preferred Securities of such holder on or after the due dates specified in the Junior Subordinated Debentures. See "Description of the Preferred Securities", "Description of the Junior Subordinated Debentures" and "Description of the Guarantee". The Trust Agreement provides that each holder of the Preferred Securities, by acceptance thereof, agrees to the provisions of the Guarantee and the Indenture.



Limited Voting Rights

    Holders of the Preferred Securities will generally have limited voting rights relating only to the modification of the Preferred Securities and the dissolution, winding-up or termination of the Issuer. Holders of the Preferred Securities will not be entitled to vote to appoint, remove or replace the Property Trustee or the Delaware Trustee; such voting rights are vested exclusively in the holder of the Common Securities except upon the occurrence of certain events. The Administrative Trustees and the Company may amend the Trust Agreement to ensure that the Issuer will be classified for United States Federal income tax purposes as a "grantor trust" without the consent of holders, unless such action adversely affects in any material respect the interests of holders. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement" and "--Removal of Issuer Trustees".



Trading Price of the Preferred Securities May Not Reflect Value of Accrued But Unpaid Interest

    Application has been     made to list the Preferred Securities on the
NYSE. If approved for listing, the Preferred Securities may trade at a price that does not fully reflect the value of accrued but unpaid interest with respect to the underlying Junior Subordinated Debentures.
A   holder  of  Preferred  Securities  who  disposes  of  its  Preferred
Securities will be required to include in income (as ordinary income) accrued but unpaid interest on the Junior Subordinated Debentures through the date of disposition for United States Federal income tax purposes and to add such amount to its adjusted tax basis in the
Preferred  Securities  disposed of by such  holder.   Such  holder  will
recognize a capital loss to the extent that the selling price (which may not fully reflect the value of accrued but unpaid interest) is less than its adjusted tax basis (which will include accrued but unpaid interest). Subject to certain limited exceptions, capital losses cannot be applied to offset ordinary income for United States Federal income tax purposes. See "Certain United States Federal Income Tax Considerations--Sale, Exchange and Redemption of the Preferred Securities".

Significant Legal and Regulatory Proceedings and Other Issues Affecting the Company

      Reference is made to the Company's Annual Report on Form 10-K for the year ended December 31, 1995, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30, and September 30, 1996, and its Current Reports on Form 8-K dated March 22, 1996, April 19, 1996, April 29, 1996, August 26, 1996, September 5, 1996, and November 27, 1996, incorporated by reference herein, and to the Company's balance sheets as of December 31, 1995 and 1994 and the statements of income
(loss), retained earnings, and cash flows for each of the three years in the period ended December 31, 1995 and the Notes thereto (the "Annual Financial Statements"), and the Company's balance sheet as of September 30, 1996 and the statements of income (loss) for the three and nine month periods ended September 30, 1996 and 1995 and the statement of cash flows for the nine month periods ended September 30, 1996 and 1995 and the Notes thereto (the "Interim Financial Statements"), set forth in this Prospectus , for a discussion of certain legal and/or regulatory proceedings and other factors affecting the Company, including but not limited to those described in the following paragraphs:

      1. $1.4 billion of Company-wide abeyed and disallowed costs associated with the River Bend Nuclear Plant ("River Bend") that have not been allowed in rates in Texas and are the subject of a writ of appeal before the Texas Supreme Court and which, if ultimately disallowed in their entirety, could result in a write-off, net of tax, of approximately $280 million, as of September 30, 1996 (See Note 2, "Rate and Regulatory Matters -- River Bend" to the Interim Financial Statements and to the Annual Financial Statements).

      2. For customer retention reasons, the Company's industrial electric sales increasingly are or may be made at negotiated prices that are lower than the tariff rates that otherwise would be applicable.
(See "Management's Financial Discussion and Analysis -- Significant Factors and Known Trends", for the year ended December 31, 1995 and "Management's Financial Discussion and Analysis -- Significant Factors and Known Trends", for the quarterly period ended September 30, 1996).

      3. The increasing competitive challenges that are facing the Company (See "Management's Financial Discussion and Analysis-- Significant Factors and Known Trends - Competition and Industry Challenges" for the year ended December 31, 1995 and "Management's Financial Discussion and Analysis--Significant Factors and Known Trends
- Competition and Industry Challenges" for the quarterly period ended September 30, 1996).

      4. The Company is subject to the risks attendant upon the ownership and operation of River Bend, a 655 megawatt nuclear powered generating unit. These include risks arising from the operation of nuclear facilities and the storage, handling and disposal of high-level and low-level radioactive materials, limitations on the amounts and types of insurance commercially available in respect of losses that might arise in connection with nuclear operations, and uncertainties with respect to the technological and financial aspects of decommissioning nuclear plants at the end of their licensed lives. The Nuclear Regulatory Commission (the "NRC") has broad authority under Federal law to impose licensing and safety-related requirements upon owners and operators of nuclear generating facilities and, in the event of non-compliance, has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. Safety requirements promulgated by the NRC have, in the past, necessitated substantial capital expenditures at nuclear plants and additional such expenditures could be required in the future. In addition, although the Company has no reason to anticipate a serious nuclear incident at River Bend, if such an incident did occur, it could have a material adverse effect on the financial position of the Company.

                              THE COMPANY

      Entergy Gulf States, Inc. (formerly Gulf States Utilities Company) was originally incorporated under the laws of the State of Texas in 1925. The Company's principal executive offices are located at 350 Pine Street, Beaumont, Texas 77701. Its telephone number is 409-838-6631.

      The Company is an electric public utility company engaged in the generation, distribution and sale of electric energy with substantially all of its operations in the States of Texas and Louisiana. In addition to its principal electric business, the Company produces and sells steam for industrial use and purchases and retails natural gas in the Baton
Rouge,   Louisiana  area.   The  Company  serves  approximately  623,000
electric  customers in southeastern Texas and south Louisiana, of  which
approximately 49.9% reside in Louisiana and 50.1% reside in Texas.   The
Company serves approximately 90,000 natural gas customers in Baton Rouge, Louisiana. All of the outstanding common stock of the Company is
owned  by  Entergy ("Entergy"), a Delaware corporation.   Entergy  is  a
registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended. The Company is subject to the jurisdiction of the municipal authorities of incorporated cities in Texas as to retail rates and services within their boundaries, with appellate jurisdiction over such matters residing in the Public Utility Commission of Texas (the "PUCT"). The Company is also subject to regulation by the PUCT as to retail rates and services in rural areas, certification of new generating plants and extensions of service into
new  areas  in  Texas.   The Company is subject  to  regulation  by  the
Louisiana Public Service Commission    (the "LPSC")     as to electric and
gas service, rates and charges, certification of generating facilities and power or capacity purchase contracts, depreciation, accounting and other matters involving its service territories in Louisiana. For the nine month period ended September 30, 1996 and the twelve month period ended December 31, 1995, residential customers comprised 32.5% and 32% of total sales, respectively, commercial customers comprised 22.6% and 23.1%, respectively, industrial customers comprised 34.9% and 33.8%, respectively, and governmental and other sales comprised 10% and 11.1%, of total sales, respectively.

Recent Developments

      Cajun  Settlement.   Litigation brought by  Cajun  Electric  Power
Cooperative, Inc. ("Cajun"), a generation cooperative, which is a 30% co-
owner  of  River  Bend,  against  the  Company  seeking  recission   and
termination  of  the  River  Bend  Joint  Ownership  Participation   and
Operating Agreement and recovery of Cajun's $1.6 billion investment in River Bend plus certain costs and expenses is pending in federal court. An agreement (the "Cajun Settlement") setting forth terms for resolution of all such disputes has been reached by the Company, the Cajun bankruptcy trustee and the U.S. Rural Utility Services, and was approved by the United States District Court for the Middle District of Louisiana (the "District Court") on August 26, 1996. On September 6, 1996, the Committee of Unsecured Creditors in the Cajun bankruptcy proceeding filed a Notice of Appeal to the United States Court of Appeals for the Fifth Circuit, objecting that the order approving the Cajun Settlement was separate from the approval of a plan of reorganization and, therefore, improper. The Cajun Settlement is subject to this appeal and
to  approvals  by  the  appropriate regulatory  agencies.   The  Company
believes  that it is probable that the Cajun Settlement will  ultimately
be   approved   and   consummated  (See   Note   1,   "Commitments   and
Contingencies," to the Interim Financial Statements).

      Beginning in 1992, Cajun failed to pay its full share of capital costs, operating and maintenance expenses, and other costs for repairs and improvements to River Bend. Cajun's unpaid portion of River Bend operating and maintenance expenses (including nuclear fuel) and capital costs for the nine months ended September 30, 1996, was approximately $42.9 million. The cumulative cost to the Company resulting from
Cajun's failure to pay its full share of River Bend related costs, reduced by the proceeds from the sale by the Company of Cajun's share of River Bend power, and payments into the registry of the District Court for the Company's portion of expenses for Big Cajun 2, Unit 3, was $17.0 million as of September 30, 1996, compared with $31.1 million as of December 31, 1995. Cajun's unpaid portion of the River Bend related costs is reflected in long-term receivables with an offsetting reserve in other deferred credits. The Cajun Settlement will conclude all disputes regarding the non-payment by Cajun of operating and maintenance expenses (See Note 1, "Commitments and Contingencies," to the Interim Financial Statements).

      On December 21, 1994, Cajun filed a petition in the United States Bankruptcy Court for the Middle District of Louisiana (the "Bankruptcy Court") seeking relief under Chapter 11 of the United States Bankruptcy Code. In the bankruptcy proceedings, Cajun filed a motion on January 10, 1995, to reject the Operating Agreement as a burdensome executory contract. The Company responded on January 10, 1995, with a memorandum opposing Cajun's motion. This dispute will be resolved upon effectiveness of the Cajun Settlement.

      On March 8, 1996, Southwestern Electric Power Company ("SWEPCO"), the Company and certain member cooperatives of Cajun filed with the Bankruptcy Court a joint proposal to bring an end to the Cajun bankruptcy proceeding. The proposal was submitted in response to a bid procedure established by the Cajun bankruptcy trustee. On April 19, 1996, SWEPCO, the Company, and certain Cajun member cooperatives filed a separate plan of reorganization with the Bankruptcy Court based upon their earlier proposal. On April 22, 1996, the Cajun bankruptcy trustee filed a plan of reorganization with the Bankruptcy Court based on the proposal of two non-affiliated companies to take over the non-nuclear operations of Cajun. Proponents of all of the plans of reorganization submitted to the Bankruptcy Court have incorporated the Cajun Settlement as an integral condition to the effectiveness of their plan. The timing and completion of the reorganization depends on Bankruptcy Court approval and any required regulatory approvals (See Note 1, "Commitments and Contingencies" to the Interim Financial Statements ).

     Competitive Transition Filings. On November 27, 1996, the Company. filed a plan with the PUCT that calls for the accelerated recovery of costs associated with River Bend. The costs would be recovered over a seven year period and include only those River Bend costs already in rate base. River Bend costs not in rate base and which are the subject of an appeal pending before the Texas Supreme Court are not included in the plan.
This plan is designed to achieve an orderly transition to retail electric competition in Texas while protecting ratepayers from potential cost shifting among customer classes. It contains the following key elements:

       *  Base rates will be frozen for seven years.

       * The investment in River Bend as of June 30, 1996 will be recovered over a seven year period. At the end of this period, that investment would cease to be recovered from customers through electric rates.

       * To prevent unfair cost shifting among customer classes, the plan provides for a universal service charge to be paid by all customers, including those who choose to purchase their electricity from another source, but remain connected to the Company system. For customers who continue to purchase electricity from the Company, electric bills would not increase because the charge is already included in electric rates.

       * The filing proposes performance standards for River Bend by setting a ceiling on operating, capital and fuel expenses. If expenses exceed the ceiling, then the Company will absorb the higher costs unless they were caused by a catastrophic event. If expenses fall below the ceiling, the Company will benefit from those efficiencies.

       * The filing also includes a performance rate plan that has a return on equity band of two percent around a mid-point established by the PUCT. The Company will absorb costs or keep savings within the band. However, if costs or savings are outside of the band, then these would be shared equally with customers. This proposal provides an incentive for the Company to operate more efficiently.

      The PUCT has not yet established a procedural schedule for this proceeding. See "Management's Financial Discussion and Analysis -- Significant Factors and Known Trends" for the quarter ended September 30, 1996, regarding the Company's competitive transition filing in Louisiana with the LPSC.

Significant Legal and Regulatory Proceedings

       Proceedings currently pending before Texas and Louisiana regulators, in which various parties are seeking reductions in the Company's base rates or disallowances of fuel costs, are discussed in
Note   2,  "Rate  and  Regulatory  Matters"  to  the  Interim  Financial
Statements.

     The foregoing information relating to the Company does not purport to be comprehensive and should be read together with the Annual
Financial Statements and the Interim Financial Statements and other information contained herein.


                     ENTERGY GULF STATES CAPITAL I

    Entergy Gulf States Capital I is a statutory business trust created under Delaware law pursuant to (i) a trust agreement executed by the Company, as depositor of the Issuer, the Property Trustee, the Delaware Trustee and an Administrative Trustee who is an officer of the Company and (ii) the filing of a certificate of trust with the Delaware
Secretary of State. Such trust agreement will be amended and restated in its entirety substantially in the form of the Trust Agreement filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Trust Agreement will be qualified as an indenture under the Trust Indenture Act. The Issuer will have five Issuer Trustees: The Bank of New York, as Property Trustee, The Bank of New York (Delaware), as Delaware Trustee, and three individual Administrative Trustees who are employees or officers of or affiliated with the Company. The Bank of New York, as Property Trustee, will act as sole indenture trustee under the Trust Agreement for purposes of compliance with the Trust Indenture Act. The Bank of New York will also act as Guarantee Trustee under the Guarantee, and Debenture Trustee under the Indenture. See "Description of the Guarantee" and "Description of the Junior Subordinated Debentures". The holder of the Common Securities, or the holders of a majority in liquidation preference of the Preferred
Securities if a Debenture Event of Default has occurred and is continuing, will be entitled to appoint, remove or replace the Property Trustee and/or the Delaware Trustee. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees; such voting rights are vested exclusively in the holder of the Common Securities. The duties and obligations of the Issuer Trustees are governed by the Trust Agreement. The Company will pay all fees and expenses related to the Issuer and the offering of the Preferred Securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Issuer.

    The Issuer exists for the exclusive purposes of (i) issuing and selling the Preferred Securities and the Common Securities, (ii) using the proceeds from the sale of such securities to acquire the Junior Subordinated Debentures issued by the Company and (iii) engaging in only those other activities necessary or incidental thereto. Accordingly, the Junior Subordinated Debentures will be the sole assets of the Issuer and payments under the Junior Subordinated Debentures will be the sole revenue of the Issuer. All of the Common Securities will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and continuance of an event of default under the Trust Agreement resulting from a Debenture Event of Default, the rights of the Company as holder of the Common Securities to payment in respect of Distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the Preferred Securities. See "Description of the Preferred Securities--Subordination of Common Securities". The Company will acquire Common Securities having an aggregate liquidation amount equal to 3% of the total capital of the Issuer. The Issuer has a term of approximately 54 years, but may terminate earlier as provided in the
Trust Agreement. The principal executive office of the Issuer is 639 Loyola Avenue, New Orleans, Louisiana 70113, Attention: Treasurer, telephone: (504) 576-4308.

                   RATIO OF EARNINGS TO FIXED CHARGES

                    FOR THE TWELVE MONTH PERIOD ENDED
September 30,                               December 31,
-------------               ---------------------------------------------
 1996   1995                1995      1994       1993      1992    1991
 ----   ----                ----      ----       ----      ----    ----
 1.34   1.09                1.86    0.36(1)      1.54      1.72    1.56

(1) Earnings for the year ended December 31, 1994 for the Company were not adequate to cover fixed charges by $144.8 million.

                        SELECTED FINANCIAL DATA
                        (Dollars in Thousands)

      The selected financial information of the Company set forth below has been derived from and should be read in conjunction with the Annual Financial Statements and the Interim Financial Statements of the Company and other financial information contained elsewhere in this Prospectus.

               For the Nine Months                         For the Twelve Months
               Ended September 30                             Ended December 31
             ----------------------     -------------------------------------------------------------
                1996         1995          1995         1994        1993        1992(1)     1991(1)
                ----         ----          ----         ----        ----        -------     -------
Operating
Revenues      $1,574,328  $1,419,242    $1,861,974   $1,797,365   $1,827,620  $1,773,374   $1,702,235
Operating
Income           262,065     249,680       304,429      213,651      270,616     338,620      334,970
Interest
Expense
(net)            148,149     148,034       199,199      203,059      209,868     247,469      259,968
Net Income
(Loss)
before
extraordinar
y items and
the
cumulative
effect of
accounting
changes         (14,152)     115,100       122,919     (82,755)       69,461     139,413      112,391
Net Income
(Loss)          (14,152)     115,100       122,219     (82,755)       78,862     133,848      112,030
Total Assets
               6,568,575   6,858,223     6,861,058    6,843,461    7,137,351    ,164,447    7,183,119
Long-term
obligations(
2)            $2,346,532  $2,585,558    $2,521,103   $2,689,042   $2,772,002  $2,798,768   $2,816,577

(1) Selected financial information for the years ended December 31, 1992 and 1991 have been restated due to the adoption on January 1, 1993 of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes.
(2) Includes long-term debt (excluding currently maturing debt), preferred and preference stock with sinking fund, and non- current capital lease obligations.

                   For the Nine Months                       For the Twelve Months
                   Ended September 30                          Ended December 31
                 -----------------------  ----------------------------------------------------------
                    1996        1995        1995          1994        1993         1992       1991
                    ----        ----        ----          ----        ----         ----       ----
Electric Operating Revenues:
  Residential     $488,000      $447,700     $573,566     $569,997      $585,799      $560,552      $547,147
  Commercial       340,500       311,900      412,601      414,929       415,267       400,803       383,883
  Industrial       524,300       454,800      604,688      626,047       650,230       642,298       582,568
  Governmental      23,500        18,300       25,042       25,242        26,118        26,195        24,792
                 ---------     ---------    ---------    ---------     ---------     ---------     ---------
 Total retail    1,376,300     1,232,700    1,615,897    1,636,215     1,677,414     1,629,848     1,538,390
   Sales for resale
Associated                                                                                   -             -
companies           13,600        43,900       62,431       45,263           -
Non-associated
companies            1,300        52,300       67,103        2,967        31,898        24,485        44,136
   Other (1)        50,500        37,200       43,533     (15,244)        38,649        40,203        41,433
                 ---------     ---------    ---------    ---------     ---------     ---------     ---------
     Total      $1,501,700    $1,366,100   $1,788,964   $1,719,201    $1,747,961    $1,694,536    $1,623,959
                ==========    ==========   ==========   ==========    ==========    ==========    ==========
Billed Electric Energy
Sales (Millions of kWh):
  Residential        6,396         6,012        7,699        7,351         7,192         6,825         6,925
  Commercial         4,905         4,680        6,219        6,089         5,711         5,474         5,460
  Industrial        12,457        11,500       15,393       15,026        14,294        14,413        13,629
  Governmental         329           231          311          297           296           302           295
                 ---------     ---------    ---------    ---------     ---------     ---------     ---------
Total retail        24,087        22,423       29,622       28,763        27,493        27,014        26,309
   Sales for resale
Associated
companies              399         2,092        2,935        1,866             -            -           -
Non-associated
companies            1,714         1,744        2,212        1,650           666           540         1,049
                 ---------     ---------    ---------    ---------     ---------     ---------     ---------
Total Electric
Department          26,200        26,259       34,769       32,279        28,159        27,554        27,358
Steam
Department           1,367         1,308        1,742        1,659         1,597         1,722         1,711
                 ---------     ---------    ---------    ---------     ---------     ---------     ---------
     Total          27,567        27,567       36,511       33,938        29,756        29,276        29,069
                ==========    ==========   ==========   ==========    ==========    ==========    ==========

(1)  1994 includes the effects of  the Company's reserve for rate refund.

                        Quarterly Financial Data

                    Operating                               Net Income
                     Revenues        Operating Income         (Loss)
                  -------------     ------------------    --------------
1996:
First Quarter        456,631              65,075            (152,257)
Second Quarter       525,567              89,550              47,140
Third Quarter        592,130             107,440              90,965

                            CAPITALIZATION
                        (Dollars in Thousands)

    The following table sets forth the capitalization of the Company as of September 30, 1996. The following data has been derived from and should be read in conjunction with the Interim Financial Statements of the Company and other financial information contained elsewhere in this Prospectus.

                          As of September 30, 1996
                                   Actual             As Adjusted(1)
                           -----------------------   ----------------
                             Amount        Percent  Amount    Percent

Common Stock and Paid-in
Capital.............       $  1,266,744      31.8%
Retained Earnings......         322,054       8.1
Total Common
Shareholder's Equity          1,588,798      39.9
Preference Stock                150,000       3.8
Preferred Stock (without
sinking fund).                  136,444       3.4
Preferred Stock (with
sinking fund)..........          77,460       1.9
Company Obligated
Mandatorily Redeemable
Preferred Securities of
Subsidiary Trust (2)....         --           --
First Mortgage Bonds (3)      1,489,611      37.4
Other Long-Term Debt (3)        540,683      13.6
   Total Capitalization.   $  3,982,996     100.0%


(1) Adjusted to give effect to the consummation of the offering of the Preferred Securities and the application of the estimated net proceeds therefrom, together with general corporate funds, to redeem shares of preferred stock. See "Use of Proceeds".
(2) As described herein, all of the assets of the Issuer will be approximately $____ million of the Junior Subordinated Debentures issued by the Company to the Issuer. The Junior Subordinated Debentures will bear interest at the annual rate of ___% of the principal amount thereof and will mature on ___________________. The Company owns all of the Common Securities of the Issuer.
(3) Excludes current maturities of First Mortgage Bonds and Other Long-Term Debt of $110.0 million and $50.9 million, respectively.



            MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

                    LIQUIDITY AND CAPITAL RESOURCES

                           DECEMBER 31, 1995

Cash Flows

       The Company is involved in a capital-intensive business that requires large investments in long-lived assets. While capital expenditures for the construction of new generating capacity are not currently planned, the Company does require significant capital resources for the periodic maturity of debt and preferred stock and ongoing construction expenditures. Net cash flow from operations totaled $401 million, $326 million, and $ 255 million in 1995, 1994, and 1993, respectively. The Company's net cash flow from operations increased in 1995 due to higher revenues and lower operation and maintenance expenses. This increase was partially offset by a Texas retail rate refund recorded in 1994 and paid in 1995.

Financing Sources

     In recent years, cash flows of the Company, supplemented by cash on hand, have been sufficient to meet substantially all investing and financing requirements, including capital expenditures, dividends and debt/preferred stock maturities. The Company's ability to fund these capital requirements with cash from operations results, in part, from continued efforts to streamline operations and reduce costs, as well as from collections under rate phase-in plans that exceed current cash requirements for the related costs. In the income statement, these revenue collections are offset by the amortization of previously deferred costs; therefore, there is no effect on net income.

     The Company's phase-in plan for River Bend will expire in 1998. In addition, the Company has the ability to meet future capital requirements through future debt or preferred stock issuances, as discussed below. Also, to the extent current market interest and dividend rates allow, the Company may continue to refinance high-cost debt and preferred stock prior to maturity. See Notes 5, 6, and 8 in the Annual Financial Statements for additional information on the Company's capital and refinancing requirements in 1996 - 2000.

     The Company periodically reviews its capital structure to determine its future needs for debt and equity financing. Certain agreements and restrictions limit the amount of mortgage bonds and preferred stock that can be issued by the Company. Based on the most restrictive applicable tests as of December 31, 1995, and an assumed annual interest rate of 8.25%, the Company could have issued mortgage bonds in the amount of $824 million. The Company was precluded from issuing preferred stock at December 31, 1995.

     In addition to these amounts, the Company has the ability, subject to certain conditions, to issue approximately $600 million in bonds against retired bond credits. In some cases, no earnings coverage test is required. The Company has no earnings coverage limitations on the issuance of preference stock. See Notes 5 and 6 in the Annual Financial Statements for long-term debt and preferred stock issuances and retirements. See Note 4 in the Annual Financial Statements for information on the Company's short-term borrowings.

                 SIGNIFICANT FACTORS AND KNOWN TRENDS


Financing Requirements

      See Notes 2 and 8 in the Annual Financial Statements regarding River Bend rate appeals and litigation with Cajun. Adverse rulings in the River Bend rate appeal could result in approximately $289 million of potential write-offs (net of tax) and $182 million in refunds of previously collected revenue. Such write-offs and charges, as well as the application of Statement of Financial Accounting Standards ("SFAS") 121 (see Note 1 in the Annual Financial Statements ), could result in substantial net losses being reported in the future by the Company, with resulting adverse adjustments to common equity of the Company. Adverse resolution of these matters could adversely affect the Company's ability to obtain financing, which could in turn affect the Company's liquidity and ability to pay dividends.

Competition and Industry Challenges

       Electric utilities traditionally have operated as regulated monopolies in which there was little opportunity for direct competition in the provision of electric service. In return for the ability to receive a reasonable return on and of their investments, utilities were obligated to provide service and meet future customer requirements. However, the electric utility industry is now undergoing a transition to an environment of increased retail and wholesale competition.

      Pressures that underlie the movement toward increasing competition are numerous and complex. They include legislative and regulatory changes, technological advances, consumer demands, greater availability of natural gas, environmental needs, and other factors. The increasingly competitive environment presents opportunities to compete for new customers, as well as the risk of loss of existing customers. Competition presents the Company with many challenges. The following have been identified by the Company as its major competitive challenges.

The Energy Policy Act of 1992

      The Energy Policy Act of 1992 ("EPAct") addresses a wide range of energy issues and is being implemented by both the Federal Energy Regulatory Commission ("FERC") and state regulators. The EPAct is designed to promote competition among utility and non utility generators by amending the Public Utility Holding Company Act of 1935, as amended, ("PUHCA") to exempt from regulation a class of Exempt Wholesale Generators ("EWGs"), among others, consisting of utility affiliates and non utilities that own and operate facilities for the generation and transmission of power for sale at wholesale. The EPAct also gave FERC the authority to order investor-owned utilities to transmit power and energy to or for wholesale purchasers and sellers. This creates potential for electric utilities and other power producers to gain increased access to the transmission systems of other utilities to facilitate wholesale sales.

      In response to the EPAct, FERC issued a notice of proposed rulemaking in mid-1994. This rulemaking concerns a regulatory framework for dealing with recovery of costs that were prudently incurred by electric utilities to serve customers under the traditional regulatory framework. These costs may become "stranded" as a result of increased competition. On March 29, 1995, FERC issued a supplemental notice of proposed rulemaking in this proceeding that would require public utilities to provide nondiscriminatory open access transmission service to wholesale customers and would also provide guidance on the recovery of wholesale and retail stranded costs. The risk of exposure to stranded costs that may result from competition in the industry will depend on the extent and timing of retail competition, the resolution of jurisdictional issues concerning stranded cost recovery, and the extent to which such costs are recovered from departing or remaining customers.

     With regard to pending proceedings, including Entergy's open access transmission tariff proceedings originally filed in 1991 and amended in 1994 and 1995, FERC directed the parties to proceed with their cases while taking into account FERC's proposed rule. Comments and reply comments on the proposed rulemaking have now been filed with FERC by interested parties. Certain of the parties filing comments have proposed that FERC should order the immediate unbundling of all retail services as part of the final rulemaking in this proceeding, which is expected in the second quarter of 1996. In its comments in the proposed rulemaking, Entergy urged FERC to exercise its authority and responsibility to serve as a "backstop" in the event a state is unable or unwilling to provide for stranded-cost recovery -- particularly in the case of multi-state utilities (such as Entergy and its subsidiaries), where cost shifting among jurisdictions might otherwise occur.

Retail and Wholesale Rate Issues

       The Company has recently been ordered to grant base rate reductions and has refunded or credited customers for previous overcollections of rates. See Note 2 in the Annual Financial Statements for additional discussion of rate reductions and incentive-rate regulation.

      In connection with the Merger consummated on December 31, 1993, by which the Company became a subsidiary of Entergy (the "Merger"), the Company agreed with the LPSC and the PUCT to a five-year rate cap on retail electric rates, which is the level of the Company's retail electric base rates in effect at December 31, 1993, for the Louisiana retail jurisdiction, and the level of such rates in effect prior to the settlement agreement with the PUCT on July 21, 1994, for the Texas retail jurisdiction, which may not be exceeded before December 31, 1998 ("Rate Cap"). Additionally, the Company agreed to pass through to retail customers the fuel savings and a certain percentage of the nonfuel savings created by the Merger. Under the terms of their respective Merger agreements, the LPSC and PUCT have reviewed the Company's base rates during the first post-Merger earnings analysis and ordered rate reductions. See Note 2 in the Annual Financial Statements for additional discussion of the Company's post-Merger filings with the LPSC and the PUCT.

Potential Changes in the Electric Utility Industry

      Retail wheeling, the transmission by an electric utility of energy produced by another entity over the utility's transmission and distribution system to a retail customer in the electric utility's area of service, continues to evolve. Approximately 40 states including Louisiana and Texas have initiated studies of the concept of retail competition or are considering it as part of industry restructuring.

      The PUCT is currently developing rules that will permit greater wholesale electric competition in Texas, as mandated by the Texas legislature in its 1995 session. These wholesale transmission access rules are expected to be in place by the first quarter of 1996. In addition, the PUCT is developing information to be contained in reports that will be submitted to the 1997 legislature concerning broader competitive issues such as the unbundling of electric utility operations, market-based pricing, performance-based ratemaking, and the identification and recovery of potential stranded costs as part of the transition to a more competitive electric industry environment. This information will be developed through a series of workshops and comments by interested parties throughout 1996. In addition, during 1995, the Texas legislature revised the Public Utility Regulatory Act, the law regulating electric utilities in Texas. The revised law permits utility and non-utility EWGs and power marketers to sell wholesale power in the state. The revised law also permits the discounting of rates with certain conditions, but does not change the current law governing retail wheeling or the treatment of federal income taxes.

      During the second quarter of 1995, the Louisiana legislature considered a bill permitting local retail wheeling. The bill was defeated, but similar bills are likely to be introduced in the future. During the same time period, the LPSC initiated a generic docket to investigate retail, wholesale, and affiliate wheeling of electricity. Currently, no procedural schedule has been set for this docket.

       During January 1996, a bill entitled the "Electric Power Competition Act of 1996" was introduced into the United States House of Representatives. The bill proposes to amend certain provisions under Public Utility Regulatory Policies Act ("PURPA") for the purpose of facilitating future deregulation of the electric power industry.

      In some areas of the country, municipalities (or comparable entities) whose residents are served at retail by an investor-owned utility pursuant to a franchise, are exploring the possibility of establishing new electric distribution systems, or extending existing ones. In some cases, municipalities are also seeking new delivery points in order to serve retail customers, especially large industrial customers, which currently receive service from an investor-owned utility. Where successful, however, the establishment of a municipal system or the acquisition by a municipal system of a utility's customers could result in the utility's inability to recover costs that it has incurred for the purpose of serving those customers.

Significant Industrial Cogeneration Effects

      Many of the Company's industrial customers, whose costs structures are energy-sensitive, have energy alternatives available to them such as fuel switching, cogeneration, and production shifting. Cogeneration is generally defined as the combined production of electricity and some other useful form of heat, typically steam. Cogenerated power may either be sold by its producer to the local utility at its avoided cost under PURPA, and/or utilized by the cogenerator to displace purchases from the utility. To the extent that cogeneration is used by industrial customers to meet their own power requirements, the Company may suffer loss of industrial load. It is the practice of the Company to negotiate the renewal of contracts with large industrial customers prior to their expiration. In certain cases, contracts or special tariffs that use flexible pricing have been negotiated with industrial customers to keep these customers as the Company's customers. The pricing agreements are not at fully allocated cost of service. Such rates may fully recover all related costs, but provide only a minimal return, if any, on investment. In 1995, kilowatt-hour ("kWh") sales to the Company's industrial customers at less than full cost-of-service rates made up approximately 27% of the Company's total industrial class sales.

      Since PURPA was enacted in 1978, the Company has been largely successful in retaining industrial load. The Company anticipates it will be successful in renegotiating such contracts with large industrial customers. However, this competitive challenge will likely increase. There can be no assurance that the Company will be successful or that future revenues will not be lost to other forms of generation.

Deregulated Utility Operations

      The Company discontinued regulatory accounting principles for its wholesale jurisdiction and steam department and the Louisiana deregulated portion of River Bend during 1989 and 1991, respectively. The operating income (loss) from these operations was $7.2 million in 1995, $(5.2) million in 1994, and $(2.9) million in 1993.

     The increase in 1995 net income from deregulated operations was due to increased revenues and reduced operation and maintenance expenses, partially offset by increased depreciation. The larger net loss from deregulated operations in 1994 was principally due to a smaller income tax benefit. The future impact of the deregulated utility operations on the Company's results of operations and financial position will depend on future operating costs, the efficiency and availability of generating units, and the future market for energy over the remaining life of the assets. The Company expects the performance of its deregulated utility operations to improve, due to continued reductions in operation and maintenance expenses. The deregulated operations will be subject to the requirements of SFAS 121, as discussed in Note 1 in the Annual Financial Statements, in determining the recognition of any asset impairment.

Property Tax Exemptions

      The Company is working with tax authorities to determine the method for calculating the amount of property taxes to be paid once River Bend's local property tax exemptions expire. River Bend's exemption expires in December 1996.

Environmental Issues

     The Company has been notified by the U. S. Environmental Protection Agency ("EPA") that it has been designated as a Potentially Responsible Party ("PRP") for the clean-up of certain hazardous waste disposal sites. See Note 8 in the Annual Financial Statements for additional information.

Accounting Issues

      New Accounting Standard - In March 1995, the Financial Accounting Standards Board ("FASB") issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"), effective January 1, 1996. This standard describes circumstances that may result in assets being impaired and provides criteria for recognition and measurement of asset impairment. See Notes 1 and 2 in the Annual Financial Statements for information regarding the potential impacts of the new accounting standard on the Company.

      Continued Application of SFAS 71 - As a result of the EPAct and actions of regulatory commissions, the electric utility industry is moving toward a combination of competition and a modified regulatory environment. The Company's financial statements currently reflect, for the most part, assets and costs based on current cost-based ratemaking regulations in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"). Continued applicability of SFAS 71 to the Company's financial statements requires that rates set by an independent regulator on a cost-of-service basis can actually be charged to and collected from customers.

      In the event that all or a portion of a utility's operations cease to meet those criteria for various reasons, including deregulation, a change in the method of regulation, or a change in the competitive environment for the utility's regulated services, the utility should discontinue application of SFAS 71 for the relevant portion. That discontinuation should be reported by elimination from the balance sheet of the effects of any actions of regulators recorded as regulatory assets and liabilities.

      Except for certain portions of the Company's business, as of December 31, 1995, and for the foreseeable future, the Company's financial statements continue to follow SFAS 71. See Note 1 in the Annual Financial Statements for additional discussion of the Company's application of SFAS 71.

      Accounting for Decommissioning Costs - The staff of the Commission has been reviewing the financial accounting practices of the electric utility industry regarding the recognition, measurement, and classification of nuclear decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In February 1996 the FASB issued an exposure draft of the proposed SFAS addressing the accounting for decommissioning costs as well as liabilities related to the closure and removal of all long-lived assets. See Note 8 in the Annual Financial Statements for a discussion of proposed changes in the accounting for decommissioning/closure costs and the potential impact of these changes on the Company.


                         RESULTS OF OPERATIONS

                           December 31, 1995

Net Income

      Net income increased in 1995 principally as the result of an increase in electric operating revenues, a decrease in other operation and maintenance expenses, and an increase in other income. These changes were partially offset by higher income taxes.

      Net income decreased in 1994 due primarily to write-offs and charges associated with the resolution of contingencies and additional Merger-related costs aggregating $137 million, a base rate reduction ordered by the PUCT applied retroactively to March 1994, and restructuring costs. See Note 2 and Note 11 in the Annual Financial Statements for additional information.

     Significant factors affecting the results of operations and causing variances between the years 1995 and 1994, and 1994 and 1993, are discussed under "Revenues and Sales", "Expenses", and "Other" below.

Revenues and Sales

      See "SELECTED FINANCIAL DATA", for information on operating revenues by source and kWh sales. The changes in electric operating revenues for the twelve months ended December 31, 1995, are as follows:

                                         Increase/
                Description              (Decrease)
           ---------------------       -------------
                                       (In Millions)

          Change in base                    $32.0
          revenues
          Fuel cost recovery                (29.6)
          Sales volume/weather               35.0
          Other revenue                       1.1
          (including unbilled)
          Sales for resale                   31.3
                                          -------
          Total                             $69.8
                                          =======

      Electric operating revenues increased in 1995 primarily due to increased sales volume/weather and higher sales for resale. These increases were partially offset by lower fuel adjustment revenues, which do not affect net income. Base revenues also increased in 1995 as a result of rate refund reserves established in 1994, as discussed below, which were subsequently reduced as a result of an amended PUCT order. The increase in base revenues was partially offset by rate reductions in effect for Texas and Louisiana. Sales volume/weather increased because of warmer than normal weather and an increase in usage by all customer classes. Sales for resale increased as a result of changes in generation availability and requirements among the subsidiaries of Entergy which include Entergy Arkansas, Inc., the Company, Entergy Louisiana, Inc., Entergy Mississippi, Inc., and Entergy New Orleans, Inc., (collectively referred to as the "Operating Companies").

      Electric operating revenues decreased in 1994 due primarily to a base rate reduction ordered by the PUCT applied retroactively to March 1994, see Note 2 in the Annual Financial Statements for additional information, and lower retail fuel revenues partially offset by increased wholesale revenues associated with higher sales for resale and increased retail base revenue. The decrease in retail revenues is primarily due to a decrease in fuel recovery revenue and a November 1993 rate reduction in Texas. Energy sales increased due primarily to higher sales for resale as a result of the Company's participation in the Entergy power pool, which includes Entergy and its various direct and indirect subsidiaries (the "System").
      Gas operating revenues decreased for 1995 primarily due to a decrease in residential sales. This decrease was the result of a milder winter than in 1994.

Expenses

      Operating expenses decreased in 1995 as a result of lower other operation and maintenance expenses and purchased power expenses, partially offset by higher income taxes. Other operation and maintenance expenses decreased primarily due to charges made in 1994 for Merger-related costs, restructuring costs, and certain pre-acquisition contingencies including unfunded Cajun-River Bend costs and environmental clean-up costs. Purchased power expenses decreased because of the availability of less expensive gas and nuclear fuel for use in electric generation as well as changes in the generation requirements among the Operating Companies. In addition, the decrease in purchased power expenses in 1995 was the result of the recording of a provision for refund of disallowed purchased power expenses in 1994. Income taxes increased primarily due to higher pre-tax income in 1995.

      Operating expenses increased in 1994 due primarily to higher purchased power and other operation and maintenance expenses, partially offset by lower fuel for electric generation and fuel-related expense and lower income tax expense. Purchased power expenses increased in 1994 due to the Company's participation in joint dispatch through the System power pool resulting from increased energy sales as discussed above. The increase in purchased power expenses in 1994 was also due to the recording of a provision for refund of disallowed purchased power costs resulting from a Louisiana Supreme Court ruling. Fuel, fuel-related expenses, and gas purchased for resale decreased in 1994 primarily due to lower gas prices.

      Other operation and maintenance expenses increased in 1994 due primarily to charges associated with certain pre-acquisition contingencies, additional Merger-related costs and restructuring costs as discussed in Note 11 in the Annual Financial Statements.

     Income taxes decreased in 1994 due primarily to lower pretax income resulting from the charges discussed above.

Other

      Other miscellaneous income increased in 1995 as the result of certain adjustments made in 1994 related to pre-acquisition contingencies including Cajun-River Bend litigation (see Note 8 in the Annual Financial Statements for additional information) the write-off of previously disallowed rate deferrals, and plant held for future use. As a result of these charges, income taxes on other income were significantly higher in 1995 compared to 1994.

      Other miscellaneous income decreased in 1994 due to the write-off of plant held for future use, establishment of a reserve related to the Cajun-River Bend litigation, the write-off of previously disallowed rate deferrals, and obsolete spare parts. These charges were partially offset by lower interest expense as a result of the continued refinancing of high-cost debt.

     Income taxes decreased in 1994 due primarily to the charges discussed above.


            MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

                    LIQUIDITY AND CAPITAL RESOURCES

                          SEPTEMBER 30, 1996

Cash Flows

      Net cash flow from operations for the Company was $263.4 million and $344.3 million for the nine months ended September 30, 1996, and 1995, respectively. The Company's cash flow from operations decreased for the nine months ended September 30, 1996, due to increased accounts receivable balances resulting from higher energy sales, and greater amounts of under-recovered fuel costs over the same period in 1995.

Financing Sources

     The Company's current ability to fund most of the capital requirements for its domestic utility businesses with cash from operations results from continued efforts to streamline operations and to reduce costs, as well as from collections under rate phase-in plans that exceed current cash requirements for the related costs. In the income statement, these revenue collections are offset by the amortization of previously deferred costs so that there is no effect on net income. These phase-in plans will continue to contribute to the Company's cash position until 1998. Should additional cash be needed for investing and financing requirements, the Company has the ability, subject to regulatory approval and compliance with issuance tests, to issue debt or preferred securities to meet such requirements, as discussed below. In addition, to the extent market interest and dividend rates allow, the Company will continue to refinance higher cost debt and preferred stock prior to maturity.

     The Company periodically reviews its capital structure to determine its future needs for debt and equity financing. Certain agreements and restrictions limit the amount of mortgage bonds and preferred stock that can be issued by the Company. Based on the most restrictive applicable tests and available retired bond credits as of September 30, 1996, and an assumed annual interest rate of 8.5%, the Company could have issued mortgage bonds in the amount of $867 million. The Company was precluded from issuing preferred stock under its earnings coverage tests at September 30, 1996. The Company has no earnings coverage limitations on the issuance of preference stock.

      The Company also has Commission authorization to effect short-term borrowings. See Note 4 in the Annual Financial Statements for information on the Company's short-term borrowing authorizations and bank lines of credit.



Financing Uses

        Due to its financial position, the Company has not paid common stock dividends since the third quarter of 1994 and is not currently expected to pay common stock dividends during the remainder of 1996. Declarations of dividends on common stock are made at the discretion of the Company's Board of Directors. See Note 7 in the Annual Financial Statements for information on dividend restrictions.

      See Notes 1 and 2 in the Interim Financial Statements regarding the River Bend rate appeal and litigation with Cajun, including the Cajun Settlement. An adverse ruling in this appeal could result in approximately $280 million of potential write-offs (net of tax) and $199 million in refunds of previously collected revenue. Such write-offs and charges could result in additional substantial net losses being reported in the future by the Company, with resulting adverse adjustments to common equity of the Company. Adverse resolution of these matters could adversely affect the Company's' ability to obtain financing, which in turn could affect its liquidity and ability to pay dividends.


                 SIGNIFICANT FACTORS AND KNOWN TRENDS


Competition and Industry Challenges

      See "Management's Financial Discussion and Analysis - Significant Factors and Known Trends" for the year ended December 31, 1995, for a discussion of the increasing competitive pressures facing the Company and the electric utility industry.

      On April 24, 1996, the FERC issued Order No. 888 affirming its initial proposal that all public utilities subject to its jurisdiction provide comparable wholesale transmission access through the filing of a single open access tariff. FERC established the minimum conditions that must be included in such open access tariffs and also set forth certain provisions concerning the structuring of transactions within power pools, public utility holding companies, and bilateral coordination arrangements. The rules took effect sixty days after they were published in the Federal Register. In addition, FERC ruled that public utilities are entitled to full recovery of prudently incurred costs allocable to FERC jurisdictional customers. If the costs are stranded by retail wheeling, public utilities should first seek recovery of these costs from the appropriate state or local regulators.

      Concurrent with the issuance of Order No. 888, FERC issued Order No. 889 which prescribes the requirements and procedures for the implementation and maintenance of an open access same-time information system by each public utility. In addition, FERC issued a Notice of Proposed Rulemaking concerning capacity reservation tariffs as the next phase of FERC's efforts to promote wholesale competition. On July 9, 1996, Entergy filed, on behalf of its subsidiaries including the Company, an open access proforma tariff.

      On September 20, 1996, FERC issued an order revising the original requirement in Order No. 889 that open access same-time information service sites and Standards of Conduct be in place for all transmission providers by November 1, 1996. The Commission has now scheduled a two-step compliance procedure where the operation of open access same-time information service sites must begin on a test basis starting on December 2, 1996, with full commercial operations and compliance with the Standards of Conduct to begin January 3, 1997.

      As discussed in "Management's Financial Discussion And Analysis - Significant Factors And Known Trends" for the year ended December 31, 1995, Entergy proposed that FERC serve in a federal "back-stop" role for wholesale stranded cost recovery in a holding company or other multi-state situation. FERC's final rule in Order No. 888 recognized that denial of retail stranded cost recovery by a state regulatory authority could inappropriately shift the disallowed costs to affiliated operating companies in other states. FERC encouraged the affected state regulators in such situations to seek a mutually agreeable approach to this potential problem. If the approach results in a filing to modify a jurisdictional agreement, FERC could agree with such a proposal, particularly if other interested parties support the filing. In the event the state or local regulators cannot reach a consensus, FERC would ultimately have to resolve the appropriate treatment of such stranded costs.

      The Company has initiated discussions with its state and local (Texas Cities) regulators regarding an orderly transition to a more competitive market for electricity.

      On October 5, 1996, the Company filed a proposal with the LPSC designed to achieve an orderly transition to retail electric competition in Louisiana, while protecting certain classes of ratepayers from unfairly bearing the burden of cost shifting. The proposal does not increase rates for any customer class. However, the proposal does provide for a universal service charge for customers that remain connected to the Company's electric facilities and choose to purchase their electricity from another source. In addition, the proposal includes a base rate freeze, which would be put into effect for seven years in the Louisiana areas serviced by the Company. This proposal also allows for the complete amortization of the remaining plant investment associated with River Bend over a seven year period.


Retail and Wholesale Rate Issues

     See Note 2 in the Annual Financial Statements for a discussion of the ongoing trend of regulatory-ordered rate reductions including recent LPSC orders for the Company.

Potential Changes in the Electric Utility Industry

       Refer to "Management's Financial Discussion and Analysis - Significant Factors And Known Trends" for the year ended December 31, 1995 for a discussion of legislative and regulatory developments relating to the potential for retail competition in the areas served by the Company.

Significant Industrial Cogeneration Effects

      The development of proposals for cogeneration projects by certain industrial customers of the Company over the last several years has caused the Company to develop and secure approval for rate tariffs lower than those previously approved by the PUCT and the LPSC for such industrial customers. In certain cases, contracts or special tariffs that use flexible pricing have been negotiated with industrial customers to keep these customers as the Company's customers. The contracts and tariffs are not at fully allocated cost-of-service rates. Although the rates fully recover operating expenses and depreciation, they provide no more than a minimal return on investment. During the nine months ended September 30, 1996, kWh sales to industrial customers of the Company at less than fully allocated cost-of-service rates made up approximately 30% of total industrial sales.


Deregulated Utility Operations

      The Company discontinued regulatory accounting principles in 1989 for its wholesale jurisdiction and steam department and in 1991 for the Louisiana deregulated portion of River Bend. The recent improving trend in net income from these operations continued during the three months and nine months ended September 30, 1996, when the related operating income was $3.3 million and $11.3 million, respectively, compared to $1.2 million for the fiscal year ended 1995.

      The improvement in net income from deregulated operations in the three months and nine months ended September 30, 1996, was principally due to increased revenues, partially offset by increased income taxes. The future impact of the deregulated utility operations on the Company's results of operations and financial position will depend on future operating costs, future efficiency and availability of generating units, and future market prices for energy over the remaining life of the assets. The Company expects the performance of its deregulated utility operations to continue to improve due to ongoing reductions in operation and maintenance expenses.

Property Tax Exemptions

      As discussed in "Management's Financial Discussion And Analysis - Significant Factors And Known Trends" for the year ended December 31, 1995, River Bend's local property tax exemption will expire in December 1996. The Company is working with tax authorities to determine the method for calculating the amount of property taxes to be paid when River Bend's local property tax exemption expires in December 1996.

Environmental Issues

      The Company has been notified by the EPA that it has been designated as a PRP for the clean-up of certain hazardous waste disposal sites. See Note 1 in the Annual Financial Statements for additional information.

Accounting Issues

      Continued Application of SFAS 71 - As a result of the EPAct, the actions of regulatory commissions, and other factors, the electric utility industry is moving toward a combination of competition and a modified regulatory environment. The Company's financial statements currently reflect, for the most part, assets and costs based on existing cost-based ratemaking regulations in accordance with SFAS 71. Continued applicability of SFAS 71 to the Company's financial statements requires that rates set by an independent regulator on a cost-of-service basis be charged to and collected from customers.

      In the event that all or a portion of a utility's operations cease to meet those criteria for various reasons, including deregulation, a change in the method of regulation, or a change in the competitive environment for the utility's regulated services, the utility shall discontinue application of SFAS 71 for the relevant portion of its operations by eliminating from the balance sheet the effects of any actions of regulators recorded as regulatory assets and liabilities.

      The Company's financial statements continue to follow SFAS 71 for their regulated operations, except for those portions of the Company's business described in "Deregulated Utility Operations" above.

      Accounting for Decommissioning Costs - In February 1996, the FASB issued an exposure draft of a proposed SFAS addressing the accounting for decommissioning costs of nuclear generating units as well as liabilities related to the closure and removal of all long-lived assets. See Note 1 in the Interim Financial Statements for a discussion of proposed changes in the accounting for decommissioning/closure costs and the potential impact of these changes on the Company.

            _______________________________________________


Investors are cautioned that forward-looking statements contained herein with respect to the revenues, earnings, competitive performance, or other prospects for the business of the Company may be influenced by factors that could cause actual outcomes and results to be materially different than projected. Such factors include, but are not limited to, the effects of weather, the performance of generating, units, fuel prices and availability, regulatory decisions and the effects of changes in law, capital spending requirements, the evolution of competition, changes in accounting standards, and other factors.

                         RESULTS OF OPERATIONS

                          September 30, 1996

Net Income

     Net income increased for the three months ended September 30, 1996, primarily due to the reversal of an accrual for the Cajun-River Bend litigation. In September 1994, the Company recorded a reserve for the anticipated  costs  of  the Cajun-River Bend litigation.  Based  on  the
Bankruptcy Court's approval of the settlement (refer to Note 1 in the Interim Financial Statements ), the litigation accrual was reversed resulting in miscellaneous income. Excluding the effects of the reversal of the litigation reserve, net income for the three months ended September 30, 1996 would have decreased approximately 11% due to an increase in other operation and maintenance expenses and other interest expense.

      Net income decreased for the nine months ended September 30, 1996, due to the $174 million net of tax write-off of River Bend rate deferrals required by the adoption of SFAS 121. Excluding the write-off and the third quarter reversal of the Cajun-River Bend litigation accrual, net income for the nine months ended September 30, 1996, would have increased due to reduced other operation and maintenance expenses.

     Significant factors affecting the results of operations and causing variances between the three months and nine months ended September 30, 1996, and 1995 are discussed under "Revenues and Sales," "Expenses," and "Other" below.

Revenues and Sales

     The changes in electric operating revenues for the three months and nine months ended September 30, 1996, are as follows:

                                  Three                  Nine
                                  Months                 Months
                                   Ended                 Ended
Description                      Increase/              Increase/
                                (Decrease)             (Decrease)
-----------------------     --------------------- -------------------
Change in base revenues         ($11.2)                 ($30.4)
Fuel cost recovery                44.1                   135.4
Sales volume/weather              13.8                    60.2
Other revenue (including
unbilled)                          4.0                    (8.3)
Sales for resale                  (3.6)                  (21.3)
                                -------                -------
   Total                         $47.1                  $135.6
                                =======                =======

     Electric operating revenues increased for the three months and nine months ended September 30, 1996, as a result of higher fuel adjustment revenues, which do not affect net income, increased number of customers, and increased customer usage. These increases were partially offset by a rate reduction ordered for Texas in 1995 and lower sales for resale to associated companies, due to changing generation availability and requirements among the operating companies of Entergy.

      Gas operating revenues and steam operating revenues increased for the three months and nine months ended September 30, 1996, primarily due to higher fuel prices and increased usage.

Expenses

      Operating expenses increased for the three months and nine months ended September 30, 1996, as a result of higher fuel expenses, including purchased power, and higher income taxes. Fuel and purchased power expenses, taken together, increased because of higher gas prices. In addition, increased energy requirements resulting from higher energy sales contributed to the increase in fuel and purchased power for the nine months ended September 30, 1996. Income taxes increased primarily due to higher pre-tax income, excluding the net effect of the write-off of River Bend rate deferrals discussed below. For the three months ended September 30, 1996, other operation and maintenance expenses increased as a result of increased litigation reserves and higher lease expenses relating to computer equipment. These increases were partially offset by lower payroll-related expenses due to employee attrition. Other operation and maintenance expenses decreased for the nine months ended September 30, 1996, principally due to lower payroll-related expenses associated with restructuring programs recorded in 1995.

      Other interest charges increased for the three months and nine months ended September 30, 1996 due to interest charges recorded in connection with a fuel cost refund.

Other

      Other income increased for the three months ended September 30, 1996, due to the reversal of the Cajun-River Bend litigation accrual, as discussed above.

      Other income decreased for the nine months ended September 30, 1996, primarily due to the write-off of River Bend rate deferrals pursuant to the adoption of SFAS 121, which became effective January 1, 1996. See Note 2 in the Interim Financial Statements for further discussion. This decrease was partially offset by the reversal of the Cajun-River Bend litigation accrual, as discussed above.


                         ACCOUNTING TREATMENT

    For financial reporting purposes, the Issuer will be treated as a subsidiary of the Company and, accordingly, the accounts of the Issuer will be included in the consolidated financial statements of the Company. The Preferred Securities will be presented as a separate line item in the consolidated balance sheet of the Company entitled "Company Obligated Mandatorily Redeemable Preferred Securities of Subsidiary Trust Holding Solely Company Junior Subordinated Deferrable Debentures" and appropriate disclosures about the Preferred Securities, the Guarantee and the Junior Subordinated Debentures will be included in the notes to the consolidated financial statements. For financial reporting purposes, the Company will record Distributions payable on the Preferred Securities as an expense.

                            USE OF PROCEEDS

      All of the proceeds from the sale of the Preferred Securities will be invested by the Issuer in the Junior Subordinated Debentures. The Company intends to use the proceeds from the sale of such Junior Subordinated Debentures, together with general corporate funds, to redeem shares of its outstanding preferred stock. The series of preferred stock that may be redeemed are as follows: $35 million in aggregate par value of the Company's 9.96 % Preferred Stock and $50 million in aggregate par value of the Company's 8.52% Preferred Stock.

                DESCRIPTION OF THE PREFERRED SECURITIES

        Pursuant to the terms of the Trust Agreement, the Issuer will issue
the  Preferred  Securities  and the Common  Securities.   The  Preferred
Securities will represent preferred undivided beneficial interests in the assets of the Issuer and the holders thereof will be entitled to a preference in certain circumstances with respect to Distributions and amounts payable on redemption or liquidation over the Common Securities of  the  Issuer,  as well as other benefits as described  in  the  Trust
Agreement.   This  summary of certain provisions of the Trust  Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Trust Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. Wherever particular defined terms of the Trust Agreement
are  referred  to,  such  defined  terms  are  incorporated  herein   by
reference. The form of the Trust Agreement has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

General

    The Preferred Securities of the Issuer will rank pari passu and payments will be made thereon pro rata with the Common Securities of the Issuer except as described under "--Subordination of Common Securities". Legal title to the Junior Subordinated Debentures will be held by the
Property Trustee in trust for the benefit of the holders of the Preferred Securities and Common Securities. The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Issuer's obligations under the Preferred Securities.

Distributions

    Distributions on each Preferred Security will be payable at the rate of ___% per annum of the stated Liquidation Preference Amount of $25, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. Distributions that are in arrears for more than one quarter will accumulate additional Distributions thereon at the rate of _____% per annum thereof, compounded quarterly ("Additional
Amounts").   The term "Distributions" as used herein shall  include  any
such   Additional   Amounts.    Distributions   will   accumulate   from
____________,   1997,  the  date  of  original  issuance.    The   first
Distribution payment date for the Preferred Securities will   be  _______
__,  1997.     The amount of Distributions payable for any period will be computed on the basis of a 360-day year of twelve 30-day months.

    So long as no Debenture Event of Default under the Indenture has occurred and is continuing, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time and from time to time, for one or more Extension Periods, each of which, together with all previous and further extensions of such Extension Period prior to its termination, may not exceed 20 consecutive quarters and may not extend beyond the maturity of the Junior Subordinated Debentures. As a consequence of any such election, quarterly Distributions on the Preferred Securities would be deferred (but would continue to accumulate additional Distributions thereon at the rate of ___% per annum, compounded quarterly) by the Issuer during any such Extension Period. In the event that the Company exercises this right, during any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including other Indenture Debentures (as defined herein)) that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to the foregoing (other than (a) dividends or distributions in common stock of the Company and (b) payments under the Guarantee and all other guarantees issued by the Company with respect to any preferred securities issued by any trust, partnership or other entity which is a financing vehicle of the Company). Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. See "Description of the Junior Subordinated Debentures-- Option to Extend Interest Payment Period" and "Certain United States Federal Income Tax Considerations--Potential Extension of Interest Payment Period and Original Issue Discount".

    The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

    In the event that any date on which Distributions are payable on the Preferred Securities is not a Business Day (as defined below), payment of the Distributions payable on such date will be made on the next succeeding day that is a Business Day (and without any interest or other payment in respect of any such delay) except that, if such Business Day is in the next succeeding calendar year, payment of such Distributions shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on such date (each date on which Distributions are payable in accordance with the foregoing, a "Distribution Date"). A "Business Day" shall mean any day other than a Saturday or a Sunday, or a day on which banking institutions in The City of New York are authorized or required by law or executive order to remain closed or a day on which the corporate trust office of the Property Trustee or the Debenture Trustee is closed for business.

    It is anticipated that the revenue of the Issuer available for distribution to holders of its Preferred Securities will be limited to payments under the Junior Subordinated Debentures in which the Issuer will invest the proceeds from the issuance and sale of its Preferred Securities and its Common Securities. See "Description of the Junior Subordinated Debentures". If the Company does not make interest payments on the Junior Subordinated Debentures, the Property Trustee will not have funds available to pay Distributions on the Preferred Securities. The payment of Distributions (if and to the extent the Issuer has funds available for the payment of such Distributions and cash sufficient to make such payments) is guaranteed by the Company on a limited basis as set forth herein under "Description of the Guarantee".

    Distributions on the Preferred Securities of the Issuer will be payable to the holders of record thereof as they appear on the register of the Issuer on the relevant record dates, which, as long as the
Preferred  Securities  remain  in book-entry  only  form,  will  be  one
Business Day prior to the relevant Distribution Date. Subject to any applicable laws and regulations and the provisions of the Trust
Agreement, each such payment will be made as described under "--Book-Entry Issuance". In the event any Preferred Securities are not in book-entry only form, the relevant record date for such Preferred Securities shall be the date 15 days prior to the relevant Distribution Date.

Redemptions

      Mandatory Redemption. Upon the repayment or redemption, in whole or in part, of the Junior Subordinated Debentures, whether at maturity or upon earlier redemption as provided in the Indenture, the proceeds from such repayment or redemption shall be applied by the Property Trustee to redeem a Like Amount of the Preferred Securities, upon not less than 30 nor more than 60 days notice to each holder of Preferred Securities at its registered address, at a Redemption Price equal to the aggregate Liquidation Preference Amount of the Preferred Securities plus accumulated and unpaid Distributions thereon to the Redemption Date.

    Optional Redemption of Junior Subordinated Debentures. The Company will have the right to redeem the Junior Subordinated Debentures on or after ___________, 2002, in whole at any time or in part from time to time, at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof and thereby cause a mandatory redemption of a Like Amount of Preferred Securities at the Redemption Price. See "Description of the Junior Subordinated Debentures--Redemption."

    Special Event Redemption or Distribution of Junior Subordinated Debentures. If a Special Event in respect of the Preferred Securities and Common Securities shall occur and be continuing, the Company has the right to redeem the Junior Subordinated Debentures at any time in whole (but not in part) at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof, and thereby cause a mandatory redemption of the Preferred Securities and Common Securities in whole (but not in part) at the Redemption Price within 90 days following the occurrence of such Special Event.

    Whether or not a Special Event has occurred, the Company has the right, at any time, to terminate the Issuer and, after satisfaction of liabilities to creditors of the Issuer, if any, as provided by applicable law, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities and Common Securities in liquidation of the Issuer. Under current United States federal income tax law, provided the Issuer is treated as a "grantor trust" at the time of such distribution, such distribution would not be a taxable event to holders of the Preferred Securities. See "Certain United States Federal Income Tax Considerations -- Receipt of the Junior Subordinated Debentures or Cash Upon Liquidation of the Issuer". If the Company does not elect any of the options described above, the Preferred Securities will remain outstanding and, in the event a Tax Event has occurred and is continuing, Additional Interest (as described under "Description of the Junior Subordinated Debentures -- Certain Covenants of the Company") will be payable on the Junior Subordinated Debentures. See "--Liquidation Distribution Upon Termination", "Description of the Junior Subordinated Debentures -- Redemption" and " -- Distribution of the Junior Subordinated Debentures".

    "Tax Event" means the receipt by the Issuer or the Company of an Opinion of Counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein affecting taxation, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or which pronouncement or decision is announced on or after the date of issuance of the Preferred Securities by the Issuer under the Trust Agreement, there is more than an insubstantial risk that (i) the Issuer is, or will be within 90 days of the date thereof, subject to
United States Federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of the date thereof, will not be, deductible by the Company, in whole or in part, for United States Federal income tax purposes, or
(iii) the Issuer is, or will be within 90 days of the date thereof, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

    "Investment Company Event" means the occurrence of a change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority (a "Change in 1940 Act Law") to the effect that the Issuer is or will be considered an "investment company" that is required to be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"), which Change in 1940 Act Law becomes effective on or after the date of original issuance of the Preferred Securities.

    "Special Event' means the occurrence of a Tax Event or an Investment Company Event.

    "Like Amount" means (i) with respect to a redemption of any Preferred Securities, Preferred Securities and Common Securities having a Liquidation Preference Amount equal to that portion of the principal amount of Junior Subordinated Debentures to be contemporaneously redeemed in accordance with the Indenture and the proceeds of which will be used to pay the Redemption Price of such Preferred Securities and Common Securities, and (ii) with respect to a distribution of Junior Subordinated Debentures to holders of the Preferred Securities in connection with a termination and liquidation of the Issuer, Junior Subordinated Debentures having a principal amount equal to the Liquidation Preference Amount of the Preferred Securities of the holder to whom such Junior Subordinated Debentures are distributed.

    "Liquidation Preference Amount" means the stated amount of $25 per Preferred Security and Common Security.

    After the liquidation date fixed for any distribution of Junior Subordinated Debentures for the Preferred Securities (i) the Preferred Securities will no longer be deemed to be outstanding, (ii) DTC or its nominee, as the record holder of the Preferred Securities, will receive a registered global certificate or certificates representing the Junior Subordinated Debentures to be delivered upon such distribution, (iii) the Company will use its reasonable efforts to list the Junior Subordinated Debentures on the NYSE or such other exchanges or other organizations, if any, on which the Preferred Securities are then listed or traded and (iv) any certificates representing the Preferred Securities not held by DTC or its nominee will be deemed to represent the Junior Subordinated Debentures having a principal amount equal to the stated liquidation preference of the Preferred Securities, and bearing accrued and unpaid interest in an amount equal to the accrued and unpaid Distributions on the Preferred Securities until such certificates are presented to the Administrative Trustees or their agent for transfer or reissuance.

    There can be no assurance as to the market prices for the Preferred Securities or the Junior Subordinated Debentures that may be distributed in exchange for the Preferred Securities if a termination and liquidation of the Issuer were to occur. Accordingly, the Preferred Securities that an investor may purchase, or the Junior Subordinated Debentures that the investor may receive upon termination and liquidation of the Issuer, may trade at a discount to the price that the investor paid to purchase the Preferred Securities offered hereby.

Redemption Procedures

    Preferred Securities redeemed on each Redemption Date shall be redeemed at the Redemption Price with the applicable proceeds from the contemporaneous redemption of the Junior Subordinated Debentures. Redemptions of the Preferred Securities shall be made and the Redemption Price shall be payable on each Redemption Date only to the extent that the Issuer has funds on hand available for the payment of such Redemption Price. See also "--Subordination of Common Securities".

    If  the  Issuer  gives  a notice of redemption  in  respect  of  the
Preferred Securities, then, by 12:00 noon, New York City time, on the Redemption Date, to the extent funds are available, the Property Trustee will deposit irrevocably with DTC funds sufficient to pay the applicable Redemption Price and will give DTC irrevocable instructions and authority to pay the Redemption Price to the holders of such Preferred Securities. See "--Book-Entry Issuance". If the Preferred Securities are no longer in book-entry form, the Issuer, to the extent funds are available, will irrevocably deposit with the paying agent for the Preferred Securities funds sufficient to pay the applicable Redemption Price and will give such paying agent irrevocable instructions and authority to pay the Redemption Price to the holders thereof upon surrender of their certificates evidencing such Preferred Securities. Notwithstanding the foregoing, Distributions payable on or prior to the Redemption Date for any Preferred Securities called for redemption shall be payable to the holders of such Preferred Securities as of the relevant record dates for the related Distribution Dates. If notice of redemption shall have been given and funds deposited as required, then upon the date of such deposit, all rights of the holders of such Preferred Securities so called for redemption will cease, except the right of the holders of such Preferred Securities to receive the Redemption Price, but without interest on such Redemption Price, and such Preferred Securities will cease to be outstanding. In the event that any date fixed for redemption of Preferred Securities is not a Business Day, then payment of the Redemption Price payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day falls in the next succeeding calendar year, such payment will be made on the immediately preceding Business Day. In the event that payment of the Redemption Price in respect of
Preferred Securities called for redemption is improperly withheld or refused and not paid either by the Issuer or by the Company pursuant to the Guarantee as described under "Description of the Guarantee", Distributions on the Preferred Securities will continue to accrue at the then applicable rate, from the Redemption Date originally established by the Issuer for such Preferred Securities to the date such Redemption Price is actually paid, in which case the actual payment date will be the date fixed for redemption for purposes of calculating the Redemption Price.

    Subject to applicable law (including, without limitation, United States Federal securities law), the Company or its subsidiaries may at any time and from time to time purchase outstanding Preferred Securities by tender, in the open market or by private agreement.

    Payment of the Redemption Price on the Preferred Securities and any distribution of Junior Subordinated Debentures to holders of Preferred Securities shall be made to the applicable recordholders thereof as they appear on the register for the Preferred Securities as of the relevant record date, which shall be one Business Day prior to the relevant Redemption Date or liquidation date, as applicable; provided, however, that in the event that the Preferred Securities are not in book-entry form, the relevant record date for the Preferred Securities shall be the date 15 days prior to the Redemption Date or liquidation date, as applicable.

    If less than all of the Preferred Securities and Common Securities are to be redeemed on a Redemption Date, then the aggregate Liquidation Preference Amount of such Preferred Securities and Common Securities to be redeemed shall be allocated pro rata among the Preferred Securities and the Common Securities. The particular Preferred Securities to be redeemed shall be selected on a pro rata basis not more than 60 days prior to the Redemption Date by the Property Trustee from the outstanding Preferred Securities not previously called for redemption, by such method as the Property Trustee shall deem fair and appropriate and which may provide for the selection for redemption of portions (equal to $25 or an integral multiple of $25 in excess thereof) of the Liquidation Preference Amount of Preferred Securities of a denomination larger than $25. The Property Trustee shall promptly notify the transfer agent and registrar in writing of the Preferred Securities selected for redemption and, in the case of any Preferred Securities selected for partial redemption, the aggregate Liquidation Preference Amount thereof to be redeemed. For all purposes of the Trust Agreement, unless the context otherwise requires, all provisions relating to the redemption of Preferred Securities shall relate, in the case of any Preferred Securities redeemed or to be redeemed only in part, to the portion of the aggregate Liquidation Preference Amount of Preferred Securities which has been or is to be redeemed.

Subordination of Common Securities

    Payment of Distributions (including Additional Amounts, if applicable) on, and the Redemption Price of, the Preferred Securities and Common Securities, as applicable, shall be made pro rata based on the Liquidation Preference Amount of such Preferred Securities and Common Securities; provided, however, that if on any Distribution Date or Redemption Date, any Event of Default resulting from a Debenture Event of Default shall have occurred and be continuing, no payment of any Distribution (including Additional Amounts, if applicable) on, or Redemption Price of, any of the Common Securities, and no other payment on account of the redemption, liquidation or other acquisition of the Common Securities, shall be made unless payment in full in cash of all accumulated and unpaid Distributions (including Additional Amounts, if applicable) on all of the outstanding Preferred Securities for all Distribution periods terminating on or prior thereto, or in the case of payment of the Redemption Price the full amount of such Redemption Price on all of the outstanding Preferred Securities, shall have been made or provided for, and all funds available to the Property Trustee shall first be applied to the payment in full in cash of all Distributions (including Additional Amounts, if applicable) on, or Redemption Price of, the Preferred Securities then due and payable.

    In the case of any Event of Default resulting from a Debenture Event of Default, the Company, as holder of the Common Securities, will be deemed to have waived any right to act with respect to any such Event of Default under the Trust Agreement until the effect of all such Events of Default with respect to the Preferred Securities have been cured, waived or otherwise eliminated. Until any such Events of Default under the Trust Agreement with respect to the Preferred Securities have been so cured, waived or otherwise eliminated, the Property Trustee shall act solely on behalf of the holders of the Preferred Securities and not on behalf of the Company as holder of the Common Securities, and only the holders of the Preferred Securities will have the right to direct the Property Trustee to act on their behalf.

Liquidation Distribution upon Termination

    Pursuant to the Trust Agreement, the Issuer shall automatically terminate upon expiration of its term and shall be terminated on the first to occur of: (i) the occurrence of certain events of bankruptcy, dissolution or liquidation of the Company; (ii) the delivery of written direction to the Property Trustee to terminate the Issuer (which direction is optional and wholly within the discretion of the Company as Depositor of the Issuer) (see "-- Redemptions--Special Event Redemption or Distribution of Junior Subordinated Debentures"); (iii) the redemption of all of the Preferred Securities as described under "-- Redemptions -- Mandatory Redemption"; and (iv) an order for the termination of the Issuer shall have been entered by a court of competent jurisdiction.

    If  an early termination occurs as described in clause (i), (ii)  or
(iv)  above,  the Issuer shall be liquidated by the Issuer  Trustees  as expeditiously as the Issuer Trustees determine to be possible by distributing, after satisfaction of liabilities to creditors of the Issuer, if any, as provided by applicable law, to the holders of such Preferred Securities and Common Securities a Like Amount of the Junior Subordinated Debentures, unless such distribution is determined by the Property Trustee not to be practical, in which event the holders will be entitled to receive out of the assets of the Issuer available for distribution to holders, after satisfaction of liabilities to creditors of the Issuer, if any, as provided by applicable law, an amount equal to, in the case of holders of Preferred Securities, the aggregate of the Liquidation Preference Amount plus accumulated and unpaid Distributions thereon to the date of payment (such amount being the "Liquidation Distribution"). See "Description of the Junior Subordinated Debentures- -Distribution of the Junior Subordinated Debentures". If such Liquidation Distribution can be paid only in part because the Issuer has insufficient assets available to pay in full the aggregate Liquidation Distribution, then the amounts payable directly by the Issuer on the Preferred Securities shall be paid on a pro rata basis. The holder(s) of the Common Securities will be entitled to receive distributions upon any such liquidation pro rata with the holders of the Preferred Securities, except that if a Debenture Event of Default has occurred and is continuing, the Preferred Securities shall have a priority over the Common Securities.

Liquidation Value

    The amount payable on the Preferred Securities in the event of any liquidation of the Issuer is $25 per Preferred Security plus accumulated and unpaid Distributions, unless, subject to certain exceptions, in connection with such liquidation, the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities. See "-- Liquidation Distribution upon Termination".

Events of Default; Notice

    Any one of the following events constitutes an "Event of Default" under the Trust Agreement (an "Event of Default") (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

       (i) the occurrence of a Debenture Event of Default under the Indenture (see "Description of the Junior Subordinated Debentures-- Debenture Events of Default"); or

       (ii) default by the Issuer in the payment of any Distribution when it becomes due and payable, and continuation of such default for a period of 30 days; or

       (iii) default by the Issuer in the payment of any Redemption Price of any Preferred Security or Common Security when it becomes due and payable; or

       (iv) default in the performance, or breach, in any material respect, of any covenant or warranty of the Issuer Trustees in the Trust Agreement (other than a covenant or warranty a default in the performance of which or the breach of which is dealt with in clause
   (ii) or (iii) above), and continuation of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the defaulting Issuer Trustee or Trustees by the holders of at least 10% in aggregate Liquidation Preference Amount of the outstanding Preferred Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a "Notice of Default" under the Trust Agreement; or

       (v) the occurrence of certain events of bankruptcy with respect to the Issuer.

    Within five Business Days after the occurrence of any Event of Default known to the Property Trustee, the Property Trustee shall transmit notice of such Event of Default to the holders of the Preferred Securities, the Administrative Trustees and the Company, as depositor, unless such Event of Default shall have been cured or waived. The Company, as depositor, and the Administrative Trustees are required to file annually with the Property Trustee a certificate as to whether or not they are in compliance with all the conditions and covenants applicable to them under the Trust Agreement.

    If a Debenture Event of Default with respect to the Junior Subordinated Debentures has occurred and is continuing, the Preferred Securities shall have a preference over the Common Securities upon termination of the Issuer as described above. See "--Liquidation Distribution upon Termination".

Removal of Issuer Trustees

    Unless a Debenture Event of Default with respect to the Junior Subordinated Debentures shall have occurred and be continuing, any Issuer Trustee may be removed at any time by the holder of the Common Securities. If such a Debenture Event of Default has occurred and is continuing, the Property Trustee and the Delaware Trustee may be removed at such time by the holders of a majority in aggregate Liquidation Preference Amount of the outstanding Preferred Securities. In no event will the holders of the Preferred Securities have the right to vote to appoint, remove or replace the Administrative Trustees, which voting rights are vested exclusively in the Company as the holder of the Common Securities. No resignation or removal of an Issuer Trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by a successor trustee in accordance with the provisions of the Trust Agreement.

Co-trustees and Separate Property Trustee

    Unless an Event of Default shall have occurred and be continuing, at any time or times, for the purpose of meeting the legal requirements of the Trust Indenture Act or of any jurisdiction in which any part of the applicable Trust Property may at the time be located, the Company, as the holder of the Common Securities, and the Property Trustee shall have the power to appoint one or more persons either to act as a co-trustee, jointly with the Property Trustee, of all or any part of such Trust Property, or to act as separate trustee of any such property, in either case with such powers as may be provided in the instrument of appointment, and to vest in such person or persons in such capacity any property, title, right or power deemed necessary or desirable, subject to the provisions of the Trust Agreement. In case a Debenture Event of Default with respect to the Junior Subordinated Debentures has occurred and is continuing, the Property Trustee alone shall have power to make such appointment.

Merger or Consolidation of Issuer Trustees

    Any entity into which the Property Trustee, the Delaware Trustee or any Administrative Trustee that is not a natural person may be merged or converted or with which it may be consolidated, or any entity resulting from any merger, conversion or consolidation to which such Trustee shall be a party, or any entity succeeding to all or substantially all the corporate trust business of such Trustee, shall be the successor of such Trustee under the Trust Agreement, provided such entity shall be otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Issuer

    The Issuer may not merge with or into, consolidate, amalgamate, or be replaced by, or convey, transfer or lease its properties and assets substantially as an entirety to any corporation or other person, except as described below or as otherwise described in the Trust Agreement. The Issuer may, at the request of the Company, with the consent of the Administrative Trustees and without the consent of the holders of the Preferred Securities, merge with or into, consolidate, amalgamate, be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to a trust organized as such under the laws of any State; provided, that (i) such successor entity either (a) expressly assumes all of the obligations of the Issuer with respect to the Preferred Securities or (b) substitutes for the Preferred Securities other securities (the "Successor Securities") so long as the Successor Securities rank the same as the Preferred Securities rank in priority with respect to distributions and payments upon liquidation, redemption and otherwise, (ii) the Company expressly appoints a trustee of such successor entity possessing substantially the same powers and duties as the Property Trustee as the holder of the Junior Subordinated Debentures, (iii) the Successor Securities are listed or traded, or any Successor Securities will be listed or traded upon notification of issuance, on any national securities exchange or other organization on which the Preferred Securities are then listed, if any, (iv) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not cause the Preferred Securities (including any Successor Securities) to be downgraded by any nationally recognized statistical rating organization, (v) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, (vi) such successor entity has a purpose substantially identical to that of the Issuer, (vii) prior to such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, the Company has received an opinion from independent counsel to the Issuer experienced in such matters to the effect that (a) such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease does not adversely affect the rights, preferences and privileges of the holders of the Preferred Securities (including any Successor Securities) in any material respect, and (b) following such merger, consolidation, amalgamation, replacement, conveyance, transfer or lease, neither the Issuer nor such successor entity will be required to register as an investment company under the Investment Company Act and (viii) the Company or any permitted successor or assignee owns all of the common securities of such successor entity and guarantees the obligations of such successor entity under the Successor Securities at least to the extent provided by the Guarantee. Notwithstanding the foregoing, the Issuer shall not, except with the consent of holders of 100% in aggregate Liquidation Preference Amount of the Preferred Securities, consolidate, amalgamate, merge with or into, or be replaced by or convey, transfer or lease its properties and assets substantially as an entirety to any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if such consolidation, amalgamation, merger or replacement would cause the Issuer or the successor entity to be classified as other than a "grantor trust" for United States Federal income tax purposes.

Voting Rights; Amendment of Trust Agreement

    Except as provided below and under "Description of the Guarantee-- Amendments and Assignment" and as otherwise required by law and the Trust Agreement, the holders of the Preferred Securities will have no voting rights.

    The Trust Agreement may be amended from time to time by the Company and the Administrative Trustees, without the consent of the holders of
the  Preferred  Securities  (i)  to  cure  any  ambiguity,  correct   or
supplement any provisions in the Trust Agreement which may be inconsistent with any other provision, or to make any other provisions with respect to matters or questions arising under the Trust Agreement, that shall not be inconsistent with the other provisions of the Trust Agreement, (ii) to modify, eliminate or add to any provisions of the Trust Agreement to such extent as shall be necessary to ensure that the Issuer will be classified for United States Federal income tax purposes as a grantor trust at all times that any of its Preferred Securities and Common Securities are outstanding or to ensure that the Issuer will not be required to register as an "investment company" under the Investment Company Act, or (iii) to effect the acceptance of appointment by a successor Issuer Trustee; provided, however, that in the case of clause
(ii), such action shall not adversely affect in any material respect the interests of any holder of the Preferred Securities or Common Securities, and, in the case of clause (i), any amendments of the Trust Agreement shall become effective when notice thereof is given to the holders of Preferred Securities and Common Securities. The Trust Agreement may be amended by the Administrative Trustees and the Company with (i) the consent of holders representing a majority (based upon aggregate Liquidation Preference Amount) of the outstanding Preferred Securities and Common Securities and (ii) receipt by the Issuer Trustees of an Opinion of Counsel to the effect that such amendment or the exercise of any power granted to the Issuer Trustees in accordance with such amendment will not affect the Issuer's status as a grantor trust for United States Federal income tax purposes or the Issuer's exemption from status of an "investment company" under the Investment Company Act, provided that without the consent of each holder of the Preferred Securities and Common Securities, the Trust Agreement may not be amended to (i) change the amount or timing of any Distribution on the Preferred Securities and Common Securities or otherwise adversely affect the amount of any Distribution required to be made in respect of the Preferred Securities and Common Securities as of a specified date or
(ii) restrict the right of holders of the Preferred Securities and Common Securities to institute suit for the enforcement of any such payment on or after such date as described below.

    So long as any Junior Subordinated Debentures are held by the Property Trustee, the Issuer Trustees shall not (i) direct the time, method and place of conducting any proceeding for any remedy available to the Debenture Trustee, or executing any trust or power conferred on the Property Trustee with respect to such Junior Subordinated Debentures, (ii) waive any past default that is waiveable under Section 813 of the Indenture, (iii) exercise any right to rescind or annul a declaration that the principal of all the Junior Subordinated Debentures shall be due and payable or (iv) consent to any amendment, modification or termination of the Indenture or the Junior Subordinated Debentures, where such consent shall be required, without, in each case, obtaining the prior approval of the holders of a majority in aggregate Liquidation Preference Amount of all outstanding Preferred Securities; provided, however, that where a consent under the Indenture would require the consent of each holder of Junior Subordinated Debentures affected thereby, no such consent shall be given by the Property Trustee without the prior written consent of each holder of the Preferred Securities. The Issuer Trustees shall not revoke any action previously authorized or approved by a vote of the Preferred Securities except by subsequent vote of the holders of the Preferred Securities. The Property Trustee shall notify all holders of Preferred Securities of any notice of default with respect to the Junior Subordinated Debentures. In addition to obtaining the foregoing approvals of the holders of the Preferred Securities, prior to taking any of the foregoing actions, the Issuer Trustees shall obtain an Opinion of Counsel experienced in such matters to the effect that the Issuer will be classified as a "grantor trust" and not as an association taxable as a corporation for United States Federal income tax purposes on account of such action.

    If the Property Trustee fails to enforce its rights under the Junior Subordinated Debentures or the Trust Agreement, a holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Property Trustee's rights with respect to the Junior
Subordinated Debentures or the Trust Agreement, to the fullest extent permitted by law, without first instituting any legal proceeding against the Property Trustee or any other person. Notwithstanding the foregoing, a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Preference Amount of the Preferred Securities of such holder on or after the due dates specified in the Junior Subordinated Debentures. See "Description of the Guarantee".

    Any required approval of holders of Preferred Securities may be given at a meeting of holders of Preferred Securities convened for such purpose or pursuant to written consent. The Property Trustee will cause a notice of any meeting at which holders of Preferred Securities are entitled to vote, or of any matter upon which action by written consent of such holders is to be taken, to be given to each holder of record of Preferred Securities in the manner set forth in the Trust Agreement.

    No vote or consent of the holders of Preferred Securities will be required for the Issuer to redeem and cancel the Preferred Securities in accordance with the Trust Agreement.

    Notwithstanding that holders of Preferred Securities are entitled to vote or consent under any of the circumstances described above, any of the Preferred Securities that are owned by the Company, the Issuer Trustee or any affiliate of the Company or any Issuer Trustees, shall, for purposes of such vote or consent, be treated as if they were not outstanding.

Payment and Paying Agency

    Payments in respect of the Preferred Securities shall be made to DTC, which shall credit the relevant accounts at DTC on the applicable Distribution Dates or, if any Preferred Securities are not held by DTC, such payments shall be made by check mailed to the address of the holder entitled thereto as such address shall appear on the Securities Register. The paying agent (the "Paying Agent") shall initially be the Property Trustee and any co-paying agent chosen by the Property Trustee and acceptable to the Administrative Trustees and the Company. The Paying Agent shall be permitted to resign as Paying Agent upon 30 days' written notice to the Administrative Trustees and the Company. In the event that the Property Trustee shall no longer be the Paying Agent, the Administrative Trustees shall appoint a successor to act as Paying Agent (which shall be a bank or trust company acceptable to the Property Trustee and the Company).

Book-Entry Issuance

    DTC will act as securities depositary for the Preferred Securities. The Preferred Securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global certificates will be issued for the Preferred Securities, representing the aggregate total number of the Preferred Securities, and will be deposited with DTC.

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct
Participants  include  securities  brokers  and  dealers,  banks,  trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the NYSE, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC
system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with Direct Participants, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of Preferred Securities within the DTC system must be made by or through Direct Participants, which will receive a credit for the Preferred Securities on DTC's records. The ownership interest of each actual purchaser of each Preferred Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the Direct or Indirect Participants through which the Beneficial Owners purchased Preferred Securities. Transfers of ownership interests in the Preferred Securities are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Preferred Securities, except in the event that use of the book-entry system for the Preferred Securities is discontinued.

    To facilitate subsequent transfers, all of the Preferred Securities deposited by the Participants with DTC are registered in the name of DTC's nominee, Cede & Co. The deposit of Preferred Securities with DTC and their registration in the name of Cede & Co. effect no change in
beneficial  ownership.   DTC has no knowledge of the  actual  Beneficial
Owners of the Preferred Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Preferred Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Redemption notices shall be sent to Cede & Co. as the registered holder of the Preferred Securities. If less than all of the Preferred Securities are being redeemed, DTC's current practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

    Although voting with respect to the Preferred Securities is limited to the holders of record of the Preferred Securities, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote with respect to Preferred Securities. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the Issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts such Preferred Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    Distribution payments on the Preferred Securities will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on such payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices and will be the responsibility of such Participant and not of DTC, the Property Trustee, the Issuer or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of Distributions to DTC is the responsibility of the Issuer, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursements of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depositary with respect to the Preferred Securities at any time by giving reasonable notice to the Issuer and the Company. In the event that a successor securities depositary is not obtained, definitive Preferred Security certificates representing the Preferred Securities are required to be printed and delivered. The Company, at its option, may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). After a Debenture Event of Default, the holders of a majority in aggregate Liquidation Preference Amount of Preferred Securities may determine to discontinue the system of book-entry transfers through DTC. In any such event, definitive certificates for the Preferred Securities will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Issuer and the Company believe to be accurate, but the Issuer and the Company assume no responsibility for the accuracy thereof. Neither the Issuer nor the Company has any responsibility for the performance by DTC or its Participants of their respective obligations as described herein or under the rules and procedures governing their respective operations.

Registrar and Transfer Agent

    The Property Trustee will act as registrar and transfer agent for the Preferred Securities.

    Registration of transfers of Preferred Securities will be effected without charge by or on behalf of the Issuer, but upon payment of any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Issuer will not be required to register or cause to be registered the transfer of Preferred Securities after such Preferred Securities have been called for redemption.

Information Concerning the Property Trustee

    The Property Trustee, other than during the occurrence and continuance of an Event of Default, undertakes to perform only such duties as are specifically set forth in the Trust Agreement and, after such Event of Default, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the Property Trustee is under no obligation to exercise any of the powers vested in it by the Trust Agreement at the request of any holder of Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby. If no Event of Default has occurred and is continuing and the Property Trustee is required to decide between alternative causes of action, construe ambiguous provisions in the Trust Agreement or is unsure of the application of any provision of the Trust Agreement, and the matter is not one on which holders of Preferred Securities are entitled under the Trust Agreement to vote, then the Property Trustee shall take such action as is directed by the Company and if not so directed, shall take such action as it deems advisable and in the best interests of the holders of the Preferred Securities and the Common Securities and will have no liability except for its own bad faith, negligence or willful misconduct.

Miscellaneous

    The Administrative Trustees are authorized and directed to conduct the affairs of and to operate the Issuer in such a way that the Issuer will not be deemed to be an "investment company" required to be registered under the Investment Company Act or classified other than as a "grantor trust" for United States Federal income tax purposes and so that the Junior Subordinated Debentures will be treated as indebtedness of the Company for United States Federal income tax purposes. In this connection, the Company and the Administrative Trustees are authorized to take any action, not inconsistent with applicable law, the certificate of trust of the Issuer or the Trust Agreement, that the Company and the Administrative Trustees determine in their discretion to be necessary or desirable for such purposes, as long as such action does not materially adversely affect the interests of the holders of the Preferred Securities.

    Holders of the Preferred Securities have no preemptive or similar rights.

    The Issuer may not borrow money or issue debt or mortgage or pledge any of its assets.

                     DESCRIPTION OF THE GUARANTEE

    The Guarantee will be executed and delivered by the Company concurrently with the issuance by the Issuer of the Preferred Securities for the benefit of the holders from time to time of the Preferred Securities. The Bank of New York will act as indenture trustee (the "Guarantee Trustee") under the Guarantee for the purposes of compliance with the Trust Indenture Act, and the Guarantee will be qualified as an Indenture under the Trust Indenture Act. This summary of certain provisions of the Guarantee does not purport to be complete and is subject to, and qualified in its entirety by reference to, all of the provisions of the Guarantee Agreement, including the definitions therein of certain terms, and the Trust Indenture Act. The form of the Guarantee has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The Guarantee Trustee will hold the Guarantee for the benefit of the holders of the Preferred Securities.

General

    The Company will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the Guarantee Payments (as defined below) to the holders of the Preferred Securities, as and when due, regardless of any defense, right of set-off or counterclaim that the Issuer may have or assert other than the defense of payment. The following payments with respect to the Preferred Securities, to the extent not paid by or on behalf of the Issuer (the "Guarantee
Payments"), will be subject to the Guarantee: (i) any accumulated and unpaid Distributions required to be paid on the Preferred Securities, to the extent that the Issuer has funds on hand available therefor, (ii) the Redemption Price with respect to any Preferred Securities called for redemption to the extent that the Issuer has funds on hand available therefor, or (iii) upon a voluntary or involuntary dissolution, winding-up or liquidation of the Issuer (unless the Junior Subordinated Debentures are distributed to holders of the Preferred Securities), the lesser of (a) the aggregate of the Liquidation Preference Amount and all accumulated and unpaid Distributions on the Preferred Securities to the date of payment and (b) the amount of assets of the Issuer remaining available for distribution to holders of the Preferred Securities. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the Preferred Securities or by causing the Issuer to pay such amounts to such holders.

    The Guarantee will be an irrevocable guarantee on a subordinated basis of the Issuer's obligations under the Preferred Securities, but will apply only to the extent that the Issuer has funds sufficient to make such payments, and is not a guarantee of collection.

    If the Company does not make interest payments on the Junior Subordinated Debentures held by the Issuer, it is expected that the Issuer will not pay Distributions on the Preferred Securities and will not have funds available therefor. The Guarantee will rank subordinate and junior in right of payment to all Senior Debt. See "--Status of the Guarantee". The Guarantee will not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under the Indenture, any other indenture that the Company may enter into in the future or otherwise.

    The Company has, through the Guarantee, the Trust Agreement, the Junior Subordinated Debentures, the Indenture and the Expense Agreement, taken together, fully, irrevocably and unconditionally guaranteed all of the Issuer's obligations under the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such a guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer's obligations under the Preferred Securities. See "Relationship Among the Preferred Securities, the Junior Subordinated Debentures and the Guarantee".

Status of the Guarantee

    The Guarantee will constitute an unsecured obligation of the Company and will rank subordinate and junior in right of payment to all Senior Debt.

    The Guarantee will rank pari passu with all other guarantees issued by the Company with respect to any preferred securities issued by any trust, partnership or other entity which is a financing vehicle of the Company. The Guarantee will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against any other person or entity). The Guarantee will be held for the benefit of the holders of the Preferred Securities. The Guarantee will not be discharged except by payment of the Guarantee Payments in full to the extent not paid by the Issuer or upon distribution to the holders of the Preferred Securities of the Junior Subordinated Debentures. The Guarantee does not place a limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt.

Amendments and Assignment

    Except with respect to any changes that do not materially adversely affect the rights of holders of the Preferred Securities (in which case no vote will be required), the Guarantee may not be amended without the prior approval of the holders of a majority of the aggregate Liquidation Preference Amount of the outstanding Preferred Securities. The manner of obtaining any such approval is set forth under "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement". All guarantees and agreements contained in the Guarantee shall bind the successors, assigns, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities then outstanding.

Events of Default

    An event of default under the Guarantee will occur upon the failure of the Company to perform any of its payment or other obligations thereunder. The holders of a majority in aggregate Liquidation Preference Amount of the Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust or power conferred upon the Guarantee Trustee under the Guarantee.

    Any holder of the Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Issuer, the Guarantee Trustee or any other person or entity.

    The Company, as guarantor, is required to file annually with the Guarantee Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Guarantee.

Information Concerning the Guarantee Trustee

    The Guarantee Trustee, other than prior to the occurrence and after the curing of a default by the Company in performance of the Guarantee, undertakes to perform only such duties as are specifically set forth in the Guarantee and, after default with respect to the Guarantee, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Notwithstanding this provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by the Guarantee at the request of any holder of the Preferred Securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that might be incurred thereby.

Termination of the Guarantee

    The Guarantee will terminate and be of no further force and effect upon full payment of the Redemption Price of the Preferred Securities, upon full payment of the amounts payable upon liquidation of the Issuer or upon distribution of the Junior Subordinated Debentures to the holders of the Preferred Securities. The Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the Preferred Securities must restore payment of any sums paid under the Preferred Securities or the Guarantee.

Governing Law

    The Guarantee will be governed by and construed in accordance with the laws of the State of New York.

The Expense Agreement

    Pursuant to the Expense Agreement entered into by the Company under the Trust Agreement (the "Expense Agreement"), the Company will irrevocably and unconditionally guarantee to each person or entity to whom the Issuer becomes indebted or liable, the full payment, when and as due, of any costs, expenses or liabilities of the Issuer, other than obligations of the Issuer to pay to the holders of the Preferred Securities the amounts due such holders pursuant to the terms of the Preferred Securities.


           DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

        The Junior Subordinated Debentures are to be issued under the Indenture with terms corresponding to the terms of the Preferred Securities. This summary of certain terms and provisions of the Junior Subordinated Debentures and the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Indenture, the form of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act. Whenever particular defined terms of the Indenture (as supplemented or amended from time to time) are referred to herein, such defined terms are incorporated herein or therein by reference.

General

    Concurrently with the issuance of the Preferred Securities, the Issuer will invest the proceeds thereof and the consideration paid by the Company for the Common Securities in the Junior Subordinated Debentures issued by the Company. The Junior Subordinated Debentures will bear interest at the rate of ____% per annum of the principal amount thereof, payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year (each, an "Interest Payment Date"), commencing _____ __, 1997, to the person in whose name each Junior Subordinated Debenture is registered, subject to certain exceptions, as of the close of business on the Business Day (as defined in the Indenture) next preceding such Interest Payment Date. Each Junior Subordinated Debenture will be held in the name of the Property Trustee in trust for the benefit of the holders of the Preferred Securities. The amount of interest payable for any period will be computed on the basis of a 360-day year of twelve 30-day months. In the event that any date on which interest is payable on the Junior Subordinated Debentures is not a Business Day, then payment of the interest payable on such date will be made on the next succeeding day which is a Business Day (and without any interest or other payment in respect of any such delay), except that, if such Business Day is in the next succeeding calendar year, such payment shall be made on the immediately preceding Business Day, in each case with the same force and effect as if made on the date such payment was originally payable. Interest that is in arrears for more than one quarter will bear additional interest on the amount thereof (to the extent permitted by law) at the rate of ___% per annum thereof, compounded quarterly. The term "interest" as used herein shall include quarterly interest payments, interest on quarterly interest payments in arrears and Additional Interest, as applicable.

    The Junior Subordinated Debentures will mature on ____________, _____. The Junior Subordinated Debentures will be unsecured and will rank junior and be subordinate in right of payment to all Senior Debt of the Company. Additional series of debentures (together with the Junior Subordinated Debentures, the "Indenture Debentures") may be issued, without limitation as to amount, under the Indenture and the Indenture does not limit the incurrence or issuance of other secured or unsecured debt of the Company, whether under the Indenture, any other indenture that the Company may enter into in the future or otherwise. See "-- Subordination".

Option to Extend Interest Payment Period

    So long as no Debenture Event of Default under the Indenture has occurred and is continuing, the Company has the right under the Indenture at any time during the term of the Junior Subordinated Debentures to defer the payment of interest at any time or from time to time for one or more Extension Periods, each of which, together with all previous and further extensions of such Extensions Period prior to its termination, may not exceed 20 consecutive quarters and may not extend beyond the maturity of the Junior Subordinated Debentures. At the end of such Extension Period, the Company must pay all interest then accrued and unpaid (together with interest thereon at the rate of _____% per annum to the extent permitted by applicable law). During an Extension Period, interest will continue to accrue and holders of the Junior Subordinated Debentures will be required to accrue interest income for United States Federal income tax purposes. See "Certain United States Federal Income Tax Considerations -- Potential Extension of Interest Payment Period and Original Issue Discount".

    In the event that the Company exercises this right, during any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities (including other Indenture Debentures) that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to the foregoing (other than (a) dividends or distributions in common stock of the Company and (b) payments under the Guarantee). Upon the termination of any such Extension Period and the payment of all amounts then due, the Company may elect to begin a new Extension Period, subject to the above requirements. No interest shall be due and payable during an Extension Period, except at the end thereof. The Company must give the Property Trustee, the Administrative Trustees and the Debenture Trustee notice of its selection of such Extension Period at least one Business Day prior to the earlier of (i) the date the Distributions on the Preferred Securities are payable and (ii) the date the Administrative Trustees are required to give notice to the NYSE or other applicable self-regulatory organization or to holders of such the Preferred Securities of the record date or the date such Distributions are payable, but in any event not less than one Business Day prior to such record date. An Administrative Trustee shall give notice of the Company's election to begin such Extension Period to the holders of the Preferred Securities within five business days of the receipt of notice thereof.

Redemption

    The Junior Subordinated Debentures are redeemable prior to maturity at the option of the Company (i) on or after ________, 2002, in whole at any time or in part from time to time, at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof, or (ii) at any time, in whole (but not in part), within 90 days following the occurrence of a Special Event, at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption plus 100% of the principal amount thereof.

    For so long as the Issuer is the holder of the Junior Subordinated Debentures, the proceeds of any such redemption will be used by the Issuer to redeem the Preferred Securities in accordance with their terms. The Company may not redeem less than all of Junior Subordinated Debentures unless all accrued and unpaid interest if any, has been paid in full on all outstanding Junior Subordinated Debentures for all interest periods terminating on or prior to the Redemption Date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the Redemption Date to each holder of Junior Subordinated Debentures to be redeemed at his registered address. Unless the Company defaults in payment of the redemption price, on and after the Redemption Date interest ceases to accrue on the Junior Subordinated Debentures or portions thereof called for redemption.

Distribution of the Junior Subordinated Debentures

      Whether or not a Special Event has occurred, at any time, the Company has the right to terminate the Issuer, and, in such event, cause the Junior Subordinated Debentures to be distributed to the holders of the Preferred Securities in liquidation of the Issuer after satisfaction of liabilities to creditors of the Issuer as provided by applicable law. See "Description of the Preferred Securities -- Liquidation Distribution upon Termination". If distributed to holders of the Preferred Securities in liquidation, the Junior Subordinated Debentures will initially be issued in the form of one or more global securities and DTC, or any successor depositary for the Preferred Securities, will act as depositary for the Junior Subordinated Debentures. It is anticipated that the depositary arrangements for the Junior Subordinated Debentures would be substantially identical to those in effect for the Preferred Securities. If the Junior Subordinated Debentures are distributed to the holders of the Preferred Securities upon the liquidation of the Issuer, the Company will use its best efforts to list the Junior Subordinated Debentures on the NYSE or such other stock exchanges or other organizations, if any, on which the Preferred Securities are then listed. There can be no assurance as to the market price of the Junior Subordinated Debentures that may be distributed to the holders of the Preferred Securities. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemption and other notices and other matters, see "Description of the Preferred Securities--Book-Entry Issuance".

Debenture Events of Default

    The Indenture provides that any one or more of the following described events with respect to a series of Indenture Debentures that has occurred and is continuing constitutes a "Debenture Event of Default" with respect to such series of Indenture Debentures:

       (i) failure for 60 days to pay any interest on such series of Indenture Debentures, when due and payable (subject to the deferral of any interest payments in the case of an Extension Period); or

       (ii) failure to pay any principal or premium, if any, on such series of Indenture Debentures when due and payable; or

       (iii) failure to perform, or breach of, any covenant or warranty of the Company contained in the Indenture for 60 days after written notice to the Company from the Debenture Trustee or to the Company and the Debenture Trustee by the holders of at least 33% in aggregate principal amount of such series of outstanding Indenture Debentures as provided in the Indenture; or

       (iv) certain events in bankruptcy, insolvency or reorganization of the Company; or

       (v) any other Event of Default specified with respect to such series of Indenture Debentures.

      If a Debenture Event of Default due to the default in payment of principal of, or interest on, any series of Indenture Debentures or due to the default in the performance or breach of any other covenant or warranty of the Company applicable to the Indenture Debentures of such series but not applicable to all series occurs and is continuing, then either the Debenture Trustee or the holders of not less than 33% in aggregate principal amount of the outstanding Indenture Debentures of such series may declare the principal of all of the Indenture Debentures of such series and interest accrued thereon to be due and payable immediately (subject to the subordination provisions of the Indenture) and, in the case of the Junior Subordinated Debentures, should the Debenture Trustee or such holders of such Junior Subordinated Debentures fail to make such declaration, the holders of at least 33% in aggregate Liquidation Preference Amount of the Preferred Securities shall have such right. If a Debenture Event of Default due to the default in the performance of any other covenants or agreements in the Indenture applicable to all outstanding Indenture Debentures or due to certain events of bankruptcy, insolvency or reorganization of the Company has occurred and is continuing, either the Debenture Trustee or the holders of not less than 33% in aggregate principal amount of all outstanding Indenture Debentures (or Preferred Securities, as described above), considered as one class, and not the holders of the Indenture Debentures (or Preferred Securities) of any one of such series may make such declaration of acceleration (subject to the subordination provisions of the Indenture).

      At any time after such a declaration of acceleration with respect to the Indenture Debentures of any series has been made and before a judgment or decree for payment of the money due has been obtained, the Debenture Event or Events of Default giving rise to such declaration of acceleration will, without further act, be deemed to have been waived, and such declaration and its consequences will, without further act, be deemed to have been rescinded and annulled, if

     (a) the Company has paid or deposited with the Debenture Trustee a sum sufficient to pay

           (1) all overdue interest on all Indenture Debentures of such series;

           (2) the principal of and premium, if any, on any Indenture Debentures of such series which have become due otherwise than by such declaration of acceleration and interest thereon at the rate or rates prescribed therefor in such Indenture Debentures;

           (3) interest upon overdue interest at the rate or rates prescribed therefor in such Indenture Debentures, to the extent that payment of such interest is lawful; and

          (4) all amounts due to the Debenture Trustee under the Indenture;

     (b) any other Debenture Event or Events of Default with respect to Indenture Debentures of such series, other than the nonpayment of the principal of the Indenture Debentures of such series which has become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture.

    The holders of a majority in aggregate principal amount of the Indenture Debentures of all series then outstanding may waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the outstanding Indenture Debentures of any series may, on behalf of the holders of all the Indenture Debentures of such series, waive any past default under the Indenture with respect to such series, except a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the Debenture Trustee) or a default in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Indenture Debenture of such series affected. With respect to the Junior Subordinated Debentures, the Issuer may not waive compliance by the Company with certain restrictive provisions of the Indenture or waive any past defaults thereunder without the consent of a majority in aggregate liquidation preference amount of the outstanding Preferred Securities.

    The Company is required to file annually with the Debenture Trustee a certificate as to whether or not the Company is in compliance with all the conditions and covenants applicable to it under the Indenture.

      In case a Debenture Event of Default shall occur and be continuing as to the Junior Subordinated Debentures, the Property Trustee will have the right to declare the principal of and the interest on the Junior Subordinated Debentures and any other amounts payable under the Indenture, to be forthwith due and payable and to enforce its other rights as a creditor with respect to the Junior Subordinated Debentures. If the Property Trustee fails to enforce its rights with respect to the Junior Subordinated Debentures or the Trust Agreement, a holder of Preferred Securities may institute a legal proceeding directly against the Company to enforce the Property Trustee's rights with respect to the Junior Subordinated Debentures or the Trust Agreement, to the fullest extent permitted by law, without first instituting any legal proceeding against the Property Trustee or any other person. See "Description of the Preferred Securities--Voting Rights; Amendment of Trust Agreement". Notwithstanding the foregoing, a holder of Preferred Securities may directly institute a proceeding for enforcement of payment to such holder of principal of or interest on the Junior Subordinated Debentures having a principal amount equal to the aggregate liquidation preference amount of the Preferred Securities of such holder on or after the due dates specified in the Junior Subordinated Debentures. See "Description of the Guarantee".

Modification of Indenture

    Without  the  consent  of  any holder of Indenture  Debentures,  the
Company   and  the  Debenture  Trustee  may  enter  into  one  or   more
supplemental  indentures  for any of the  following  purposes:   (a)  to
evidence the assumption by any permitted successor to the Company of the covenants of the Company in the Indenture and in the Indenture Debentures; or (b) to add one or more covenants of the Company or other provisions for the benefit of the holders of outstanding Indenture Debentures or to surrender any right or power conferred upon the Company by  the  Indenture;  or (c) to add any additional  Debenture  Events  of
Default with respect to outstanding Indenture Debentures; or (d) to change or eliminate any provision of the Indenture or to add any new provision to the Indenture, provided that if such change, elimination or addition will adversely affect the interests of the holders of any series of Indenture Debentures in any material respect, such change, elimination or addition will become effective with respect to such series only (1) when the consent of the holders of Indenture Debentures of  such  series has been obtained in accordance with the Indenture,  or
(2) when no Indenture Debentures of such series remain outstanding under the Indenture; or (e) to provide collateral security for the Indenture Debentures; or (f) to establish the form or terms of Indenture Debentures of any other series as permitted by the Indenture; or (g) to provide for the authentication and delivery of bearer securities and coupons appertaining thereto representing interest, if any, thereon and for the procedures for the registration, exchange and replacement thereof and for the giving of notice to, and the solicitation of the vote or consent of, the holders thereof, and for any and all other matters incidental thereto; or (h) to evidence and provide for the acceptance of appointment of a separate or successor Debenture Trustee under the Indenture with respect to the Indenture Debentures of one or more series and to add to or change any of the provisions of the
Indenture  as  shall be necessary to provide for or  to  facilitate  the administration of the trusts under the Indenture by more than one trustee; or (i) to provide for the procedures required to permit the
utilization  of  a  noncertificated  system  of  registration  for   the
Indenture Debentures of all or any series; or (j) to change any place where (1) the principal of and premium, if any, and interest, if any, on all  or any series of Indenture Debentures shall be payable, (2) all  or any  series  of Indenture Debentures may be surrendered for registration of transfer or exchange and (3) notices and demands to or upon the Company in respect of Indenture Debentures and the Indenture may be served; or (k) to cure any ambiguity or inconsistency or to add or change any other provisions with respect to matters and questions arising under the Indenture, provided such changes or additions shall
not   adversely  affect  the  interests  of  the  holders  of  Indenture
Debentures  of  any  series  in  any material  respect.   The  Indenture
contains provisions permitting the Company and the Debenture Trustee, with the consent of the holders of a majority in principal amount of each outstanding series of Indenture Debentures affected, to modify the Indenture in a manner affecting the rights of the holders of such series of the Indenture Debentures; provided, that no such modification may
      (i)change the Stated Maturity of any series of Indenture Debentures, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon (except such extension as is contemplated thereby), (ii) reduce the percentage of principal amount of Indenture Debentures of any series, the holders of which are required to consent to any such modification of the Indenture, or (iii) modify certain of the provisions of the Indenture relating to supplemental indentures, waivers of certain covenants and waivers of past defaults with respect to the Indenture Debentures of any series, without the
consent  of the holder of each outstanding Indenture   Debenture    affected
thereby,   provided  that,  in  the  case  of  the  Junior  Subordinated
Debentures,   so  long  as  any  of  the  Preferred  Securities   remain
outstanding, no such modification may be made that adversely affects the holders of the Preferred Securities, and no termination of the Indenture may occur, and no waiver of any Debenture Event of Default or compliance with any covenant under the Indenture may be effective, without the prior consent of the holders of a majority of the aggregate Liquidation Preference Amount of such Preferred Securities unless and until the principal of the Junior Subordinated Debentures and all accrued and unpaid interest thereon have been paid in full and certain other conditions are satisfied.

Certain Covenants of the Company

    The Company will covenant in the Indenture that it will not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock or (ii) make any payment of principal, premium, if any, or interest on or repay or repurchase or redeem any debt securities (including the Indenture Debentures) that rank pari passu with or junior in interest to the Indenture Debentures or make any guarantee payments with respect to the foregoing (other than (a) dividends or distributions in common stock of the Company, and (b) payments under the Guarantee and all other guarantees issued by the Company with respect to any preferred securities issued by any trust, partnership or other entity which is a financing vehicle of the Company) if at such time (i) there shall have occurred and be continuing a payment default (whether before or after expiration of any period of grace) or a Debenture Event of Default with respect to any series of Indenture Debentures, (ii) the Company shall be in default with respect to its payment of any obligations under the Guarantee or any other such guarantee as described above or (iii) the Company shall have given notice of its election of an Extension Period as provided in the Indenture with respect to any series of Indenture Debentures and shall not have rescinded such notice, and such Extension Period, or any extension thereof, shall be continuing.

    The Company also will covenant that so long as any Preferred Securities remain outstanding, if the Issuer shall be required to pay, with respect to its income derived from the interest payments on the
Junior Subordinated Debentures, any amounts for or on account of any taxes, duties, assessments or governmental charges of whatever nature imposed by the United States, or any other taxing authority, then, in any such case, the Company will pay as interest on the Junior Subordinated Debentures such Additional Interest as may be necessary in order that the net amounts received and retained by the Issuer after the payment of such taxes, duties, assessments or governmental charges shall result in the Issuer's having such funds as it would have had in the absence of the payment of such taxes, duties, assessments or governmental charges.

    The Company will also covenant, (i) to maintain directly or indirectly 100% ownership of the Common Securities, provided that certain successors which are permitted pursuant to the Indenture may succeed to the Company's ownership of the Common Securities, (ii) not to voluntarily terminate, wind-up or liquidate the Issuer, except (a) in connection with a distribution of Junior Subordinated Debentures to the holders of the Preferred Securities in liquidation of the Issuer, or (b) in connection with certain mergers, consolidations or amalgamations permitted by the Trust Agreement, (iii) to remain the sole depositor under the Trust Agreement of the Issuer and timely perform in all material respects all of its duties as depositor of the Issuer, and (iv) to use its reasonable efforts, consistent with the terms and provisions of the Trust Agreement, to cause the Issuer to remain a business trust and otherwise continue to be treated as a "grantor trust" for United States Federal income tax purposes.

Consolidation, Merger, Sale of Assets and Other Transactions

    The Indenture provides that the Company shall not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any person, unless
(i) in case the Company consolidates with or merges into another corporation or conveys or transfers its properties and assets substantially as an entirety to any person, the successor corporation is organized under the laws of the United States or any State or the District of Columbia, and such successor corporation expressly assumes the Company's obligations on all Indenture Debentures; (ii) immediately after giving effect thereto, no Debenture Event of Default, and no event which, after notice or lapse of time or both, would become a Debenture Event of Default, shall have occurred and be continuing; and (iii) certain other conditions as prescribed in the Indenture are met.

    The general provisions of the Indenture do not afford holders of the Junior Subordinated Debentures protection in the event of a highly leveraged or other transaction involving the Company that may adversely affect holders of the Junior Subordinated Debentures.



Satisfaction And Discharge

      The principal amount of Junior Subordinated Debentures will be deemed to have been paid for purposes of the Indenture and the entire indebtedness of the Company in respect thereof will be deemed to have been satisfied and discharged, if there shall have been irrevocably deposited with the Debenture Trustee or any Paying Agent, in trust: (a) money in an amount which will be sufficient, or (b) in the case of a deposit made prior to the maturity of the Junior Subordinated Debentures, Government Obligations (as defined herein), which do not contain provisions permitting the redemption or other prepayment thereof at the option of the issuer thereof, the principal of and the interest on which when due, without any regard to reinvestment thereof, will provide moneys which, together with the money, if any, deposited with or held by the Debenture Trustee, will be sufficient, or (c) a combination of (a) and (b) which will be sufficient, to pay when due the principal of and premium, if any, and interest, if any, due and to become due on the Junior Subordinated Debentures that are outstanding. For this purpose, Government Obligations include direct obligations of, or obligations unconditionally guaranteed by, the United States of America entitled to the benefit of the full faith and credit thereof and certificates, depositary receipts or other instruments which evidence a direct ownership interest in such obligations or in any specific interest or principal payments due in respect thereof.

Subordination

    In the Indenture, the Company has covenanted and agreed that any Indenture Debentures issued thereunder will be subordinate and junior in right of payment to all Senior Debt to the extent provided in the Indenture. Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding-up, reorganization, assignment for the benefit of creditors, marshaling of assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of the Company, the holders of Senior Debt will first be entitled to receive payment in full of principal of (and premium, if any) and interest, if any, on such Senior Debt before the holders of Indenture Debentures will be entitled to receive or retain any payment in respect of the principal of, premium, if any, or interest, if any, on the Indenture Debentures.

    In the event of the acceleration of the maturity of any Indenture Debentures, the holders of all Senior Debt outstanding at the time of such acceleration will be entitled to receive payment in full of all amounts due thereon (including any amounts due upon acceleration) before the holders of Indenture Debentures will be entitled to receive any payment upon the principal of, premium, if any, or interest, if any, on the Indenture Debentures.

    No payments on account of principal, premium, if any, or interest, if any, in respect of any Indenture Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Debt, or an event of default with respect to any Senior Debt resulting in the acceleration of the maturity thereof remaining incurred.

    The term Senior Debt is defined in the Indenture to mean all obligations (other than non-recourse obligations and the indebtedness issued under the Indenture) of, or guaranteed or assumed by, the Company for  borrowed money, including both senior and subordinated indebtedness
for borrowed money   (other than Indenture Debentures),    or for the payment
of money relating to any lease which is capitalized on the consolidated balance sheet of the Company and its subsidiaries in accordance with generally accepted accounting principles as in effect from time to time, or  evidenced  by bonds, debentures, notes or other similar instruments, and in each case, amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligations, whether existing as of the date of the Indenture or subsequently incurred by the Company unless, in the case of any particular indebtedness, renewal, extension or refunding, the instrument creating or evidencing the same or the assumption or guarantee of the same expressly provides that such indebtedness, renewal, extension or refunding is not superior in right of  payment to or is pari passu with the Indenture Debentures;  provided that  the  Company's  obligations under  the  Guarantee  and  all  other
guarantees  issued  by  the  Company  with  respect  to  any   preferred
securities issued by any trust, partnership or other entity which is a financing vehicle of the Company shall not be deemed to be Senior Debt.

    The Indenture places no limitation on the amount of additional Senior Debt that may be incurred by the Company. The Company expects from time to time to incur additional indebtedness constituting Senior Debt.

Governing Law

    The Indenture and the Junior Subordinated Debentures will be governed by and construed in accordance with the laws of the State of New York.

Information Concerning the Debenture Trustee

    The Debenture Trustee shall have, and shall be subject to, all the duties and responsibilities specified with respect to an indenture trustee under the Trust Indenture Act. Subject to such provisions, the Debenture Trustee is under no obligation to exercise any of the powers vested in it by the Indenture at the request of any holder of Junior Subordinated Debentures, unless offered reasonable indemnity by such holder against the costs, expenses and liabilities which might be incurred thereby. The Debenture Trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties if the Debenture Trustee reasonably believes that repayment or adequate indemnity is not reasonably assured to it.

             RELATIONSHIP AMONG THE PREFERRED SECURITIES,
         THE JUNIOR SUBORDINATED DEBENTURES AND THE GUARANTEE

    As long as payments of interest and other payments are made when due on the Junior Subordinated Debentures, such payments will be sufficient to cover Distributions and other payments due on the Preferred Securities, primarily because (i) the aggregate principal amount of the Junior Subordinated Debentures will be equal to the sum of the aggregate Liquidation Preference Amount of the Preferred Securities and the Common Securities; (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debentures will match the Distribution rate and Distribution and other payment dates for the Preferred Securities;
(iii) the Company shall pay for all and any costs, expenses and liabilities of the Issuer except the Issuer's obligations to holders of the Preferred Securities under such Preferred Securities; and (iv) the Trust Agreement further provides that the Issuer will not engage in any activity that is not consistent with the limited purposes of the Issuer.

    Payments of Distributions and other amounts due on the Preferred Securities (to the extent the Issuer has funds available for the payment of such Distributions) are irrevocably guaranteed by the Company as and to the extent set forth under "Description of the Guarantee". Taken together, the Company's obligations under the Junior Subordinated Debentures, the Indenture, the Trust Agreement, the Expense Agreement, and the Guarantee provide a full, irrevocable and unconditional guarantee of payments of distributions and other amounts due on the Preferred Securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the Issuer's obligations under the Preferred Securities. If and to the extent that the Company does not make payments on the Junior Subordinated Debentures, the Issuer will not pay Distributions or other amounts due on the Preferred Securities. The Guarantee does not cover payment of Distributions when the Issuer does not have sufficient funds to pay such Distributions. In such event, the remedies of holders of the Preferred Securities are as described above under "Description of the Junior Subordinated Debentures -- Debenture Events of Default" and "Description of the Preferred Securities -- Voting Rights; Amendment of Trust Agreement". The obligations of the Company under the Guarantee are subordinate and junior in right of payment to all Senior Debt of the Company.

    Notwithstanding anything to the contrary in the Indenture, the Company has the right to set-off any payment it is otherwise required to make thereunder with and to the extent the Company has theretofore made, or is concurrently on the date of such payment making, a payment under the Guarantee.

    A holder of any Preferred Security may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against the Guarantee Trustee, the Issuer or any other person or entity.

    The Preferred Securities evidence the rights of the holders thereof to the benefits of the Issuer, and the Issuer exists for the sole purpose of issuing the Preferred Securities and Common Securities and investing the proceeds thereof in the Junior Subordinated Debentures. A principal difference between the rights of a holder of a Preferred Security and the rights of a holder of a Junior Subordinated Debenture is that a holder of a Junior Subordinated Debenture is entitled to receive the principal amount of and interest accrued on Junior Subordinated Debentures held, while a holder of Preferred Securities is entitled to receive Distributions only from the Issuer (or from the Company under the Guarantee) if and to the extent the Issuer has funds available for the payment of such Distributions.

    Upon any voluntary or involuntary termination, winding-up or liquidation of the Issuer not involving the distribution of the Junior Subordinated Debentures, after satisfaction of creditors of the Issuer, if any, as provided by applicable law, the holders of Preferred Securities will be entitled to receive, out of assets held by the
Issuer, the Liquidation Distribution in cash. See "Description of the Preferred Securities--Liquidation Distribution upon Termination". Upon any voluntary or involuntary liquidation or bankruptcy of the Company, the Property Trustee, as holder of the Junior Subordinated Debentures, would be a subordinated creditor of the Company, subordinated in right of payment to all Senior Debt, but entitled to receive payment in full of principal and interest, before any stockholders of the Company receive payments or distributions. Since the Company is the guarantor under the Guarantee and has agreed to pay for all costs, expenses and liabilities of the Issuer (other than the Issuer's obligations to the holders of the Preferred Securities), the positions of a holder of Preferred Securities and a holder of Junior Subordinated Debentures relative to other creditors and to stockholders of the Company in the event of liquidation or bankruptcy of the Company would be substantially the same.

    A default or event of default under any Senior Debt would not constitute a default or Debenture Event of Default. However, in the event of payment defaults under, or acceleration of, Senior Debt, the subordination provisions of the Indenture provide that no payments may be made in respect of the Junior Subordinated Debentures until such Senior Debt has been paid in full or any payment default thereunder has been cured or waived. Failure to make required payments on any Junior Subordinated Debentures would constitute a Debenture Event of Default.

        CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following summary describes certain United States Federal income tax consequences relevant to the purchase, ownership and disposition of the Preferred Securities as of the date hereof and represents the opinion of Reid & Priest LLP, counsel to the Company, insofar as it relates to matters of law or legal conclusions. Except where noted, it deals only with the Preferred Securities held as capital assets and does not deal with special situations, such as those of dealers in securities or currencies, financial institutions, life insurance companies, persons holding the Preferred Securities as part of a hedging or conversion transaction or a straddle, United States Holders (as defined herein) whose "functional currency" is not the United States dollar, or persons who are not United States Holders. In addition, this discussion does not address the tax consequences to persons who purchase the Preferred Securities other than pursuant to their initial issuance and distribution. Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified at any time so as to result in United States Federal income tax consequences different from those discussed below. These authorities are subject to various interpretations and it is therefore possible that the United States Federal income tax treatment of the Preferred Securities may differ from the treatment described below.

      PROSPECTIVE PURCHASERS OF PREFERRED SECURITIES, INCLUDING PERSONS WHO ARE NOT UNITED STATES HOLDERS AND PERSONS WHO PURCHASE PREFERRED SECURITIES IN THE SECONDARY MARKET, ARE ADVISED TO CONSULT WITH THEIR TAX ADVISORS AS TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF PREFERRED SECURITIES IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AS WELL AS THE EFFECT OF ANY STATE, LOCAL OR OTHER TAX LAWS.

United States Holders

     As used herein, a "United States Holder" means a Preferred Security holder that is a citizen or a resident of the United States, a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, or an estate or trust the income of which is subject to United States Federal income taxation regardless of its source.

Classification of Entergy Gulf States Capital I

     Reid & Priest LLP, counsel to the Company and the Issuer, is of the opinion that, under current law and assuming full compliance with the terms of the Indenture and the instruments establishing the Issuer (and certain other documents), the Issuer will be classified as a "grantor trust" for United States Federal income tax purposes and will not be classified as an association taxable as a corporation. Each United States Holder will be treated as owning an undivided beneficial interest in the Junior Subordinated Debentures. Accordingly, each United States Holder will be required to include in its gross income interest (in the form of original issue discount ("OID")) accrued with respect to its allocable share of the Junior Subordinated Debentures as described below. No amount included in income with respect to the Preferred Securities will be eligible for the dividends received deduction. Investors should be aware that the opinion of Reid & Priest LLP is not binding on the Internal Revenue Service (the "IRS") or the courts.

Classification of the Junior Subordinated Debentures

      Based on the advice of its counsel, the Company believes and intends to take the position that the Junior Subordinated Debentures will constitute indebtedness for United States Federal income tax purposes. No assurance can be given that such position will not be challenged by the IRS, or, if challenged, that such challenge will not be successful. By purchasing and accepting the Preferred Securities, each holder thereof covenants to treat the Junior Subordinated Debentures as indebtedness and the Preferred Securities as evidence of an indirect beneficial ownership in the Junior Subordinated Debentures. The remainder of this discussion assumes that the Junior Subordinated Debentures will be classified as indebtedness of the Company for United States Federal income tax purposes.

Possible Tax Law Changes

      On March 19, 1996, the Revenue Reconciliation Bill of 1996 (the "Bill"), the revenue portion of President Clinton's budget proposal, was
released.   The  Bill would, among other things, generally  have  denied
interest  deductions  for  interest  on  an  instrument  issued   by   a
corporation that has a maximum weighted average maturity of more than 40
years.   The  Bill  would  also generally  have  treated  as  equity  an instrument, issued by a corporation, that has a maximum term of more than 20 years and that is not shown as indebtedness on the separate balance sheet of the issuer or, where the instrument is issued to a related party (other than a corporation), where the holder or some other related party issues a related instrument that is not shown as
indebtedness  on  the issuer's consolidated balance sheet.   The  above-
described provisions were proposed to be effective generally for instruments issued on or after December 7, 1995. If either provision were to apply to the Junior Subordinated Debentures, the Company would be unable to deduct interest on the Junior Subordinated Debentures. However, on March 29, 1996, the Chairmen of the Senate Finance and House Ways and Means Committees issued a joint statement to the effect that it
was   their  intention  that  the  effective  date  of  the  President's legislative proposals, if adopted, will be no earlier than the date of appropriate Congressional action. The 104th Congress adjourned without such action having been taken. There can be no assurance, however, that future legislative proposals or final legislation will not affect the ability of the Company to deduct interest on the Junior Subordinated Debentures. If legislation were enacted limiting, in whole or in part, the deductibility by the Company of interest on the Junior Subordinated Debentures for United States Federal income tax purposes, such enactment could give rise to a Tax Event. A Tax Event would permit the Company to cause a redemption of the Preferred Securities as described more fully
under  "Description  of  the  Preferred    Securities--Redemptions    --
Special Event Redemption or Distribution of Junior Subordinated Debentures".

Potential  Extension  of  Interest Payment  Period  and  Original  Issue
Discount

      Under the terms of the Junior Subordinated Debentures, the Company has the option to defer payments of interest for up to 20 consecutive quarterly interest payment periods and to pay as a lump sum at the end of such period all of the interest that has accrued during such period. During any such Extension Period, Distributions on the Preferred Securities will also be deferred. Because of this option to extend the interest payment periods, the Junior Subordinated Debentures will be treated as having been issued with OID for United States Federal income tax purposes. As a result, United States Holders will be required to accrue interest income (in the form of OID) on an economic accrual basis even if they use the cash method of accounting. In the event of an Extension Period, a United States Holder will be required to continue to include OID in income notwithstanding that the Issuer will not make any Distribution on the Preferred Securities during such Extension Period. As a result, any United States Holder who disposes of the Preferred Securities prior to the record date for the payment of Distributions following such Extension Period will include interest in gross income but will not receive any Distributions related thereto from the Issuer. The tax basis of a Preferred Security will be increased by the amount of any OID that is included in income, and will be decreased when and if Distributions are subsequently received from the Issuer by such holders.

Receipt of the Junior Subordinated Debentures or Cash Upon Liquidation of the Issuer

      At any time, the Company has the right to cause the Junior Subordinated Debentures to be distributed to holders of the Preferred Securities in exchange for the Preferred Securities and in liquidation of the Issuer. Under current law, for United States Federal income tax purposes, if the Issuer is treated as a "grantor trust" at the time of distribution, such distribution would be treated as a non-taxable event to each United States Holder, and each United States Holder would receive an aggregate tax basis in the Junior Subordinated Debentures equal to such holder's aggregate tax basis in the Preferred Securities. A United States Holder's holding period for the Junior Subordinated Debentures received in liquidation of the Issuer would include the period during which such holder held the Preferred Securities.

      Under certain circumstances, as described under the caption "Description of the Preferred Securities--Redemptions," the Junior Subordinated Debentures may be redeemed for cash and the proceeds of such redemption distributed to holders of the Preferred Securities in redemption of the Preferred Securities. Under current law, such a redemption would, for United States Federal income tax purposes, constitute a taxable disposition of the Preferred Securities, and a United States Holder would recognize gain or loss as if such holder had sold such redeemed Preferred Securities. See "--Sale, Exchange and Redemption of the Preferred Securities" below.

Sale, Exchange and Redemption of the Preferred Securities

      Upon the sale, exchange or redemption of the Preferred Securities, a United States Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or redemption and such holder's adjusted tax basis in the Preferred
Securities.   A  United  States Holder's adjusted  tax  basis  will,  in general, be the issue price of the Preferred Securities, increased by the OID previously included in income by the United States Holder and reduced by any Distributions on the Preferred Securities. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or redemption, the Preferred Securities have been held for more than one year. Under current law, net capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

      Subject to the qualification discussed below, income on the Preferred Securities will be reported to holders on Form 1099, which should be mailed to such holders by January 31 following each calendar year.

      The Issuer will report annually to Cede & Co., as holder of record of the Preferred Securities, the OID related to the Junior Subordinated Debentures that accrued during the year. The Issuer currently intends to report such information on Form 1099 prior to January 31 following each calendar year. The Underwriters have indicated to the Issuer that, to the extent that they hold the Preferred Securities as nominees for beneficial holders, they currently expect to report the OID that accrued during the calendar year on such Preferred Securities to such beneficial holders on Form 1099 by January 31 following each calendar year. Under current law, holders of the Preferred Securities who hold as nominees for beneficial holders will not have any obligation to report information regarding the beneficial holders to the Issuer. The Issuer, moreover, will not have any obligation to report to beneficial holders who are not also record holders. Thus, beneficial holders of the Preferred Securities who hold their Preferred Securities through the Underwriters will receive Forms 1099 reflecting the income on their Preferred Securities from such Underwriters rather than from the Issuer.

      Payments made in respect of, and proceeds from the sale of, the Preferred Securities (or the Junior Subordinated Debentures distributed to holders of the Preferred Securities) may be subject to "backup"
withholding tax of 31% unless the holder complies with certain identification requirements or if such holder has previously failed to report in full dividend and interest income. Any withheld amounts will be allowed as a refund or a credit against the holder's United States Federal income tax liability, provided the required information is provided to the IRS.


                             UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Company and the Issuer have agreed that the Issuer will sell to each of the Underwriters named below, and each of such Underwriters, for whom Goldman, Sachs & Co., __________________________ and
_________________________ are acting as representatives, has severally agreed to purchase from the Issuer the respective number of Preferred Securities set forth opposite its name below:

                                          Number of

                                          Preferred
                Underwriter              Securities
            Goldman, Sachs & Co.



     Total
 ......................................................................
____________

    Subject to the terms and conditions set forth in the Underwriting Agreement, the Underwriters are committed to take and pay for all such Preferred Securities offered hereby, if any are taken, provided, that under certain circumstances involving a default of one or more Underwriters, less than all of the Preferred Securities may be purchased. Default by one Underwriter would not relieve any non-defaulting Underwriter from its several obligation, and in the event of such a default, the non-defaulting Underwriters may be required by the Company to purchase the Preferred Securities that it has severally agreed to purchase and, in addition, to purchase the Preferred Securities that the defaulting Underwriter or Underwriters shall have failed to purchase up to an amount equal to one-ninth of the Preferred Securities that such non-defaulting Underwriter or Underwriters have otherwise agreed to purchase.

    The Underwriters propose to offer the Preferred Securities in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus, and in part to certain securities dealers at such price less a concession of $_______ per Preferred Security. The Underwriters may allow, and such dealers may reallow, a concession not to exceed of $_______ per Preferred Security to certain brokers and dealers. After the Preferred Securities are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

    In view of the fact that the proceeds from the sale of the Preferred Securities will be used to purchase the Junior Subordinated Debentures, the Underwriting Agreement provides that the Company will pay as Underwriters' Compensation for the Underwriters arranging the investment therein of such proceeds an amount of $ _______ per Preferred Security ($____________ per Preferred Security sold to certain institutions) for the accounts of the several Underwriters.

    The Company and the Issuer have agreed that, during the period beginning from the date of the Underwriting Agreement and continuing to and including the earlier of (i) the termination of trading restrictions on the Preferred Securities, as determined by the Underwriters, and (ii) 30 days after the closing date, they will not offer, sell, contract to sell or otherwise dispose of any Preferred Securities, any other beneficial interests in the assets of the Issuer, or any preferred securities or any other securities of the Issuer or the Company that are substantially similar to the Preferred Securities, including any guarantee of such securities, or any securities convertible into or exchangeable for or that represent the right to receive securities, preferred securities or any such substantially similar securities of either the Issuer or the Company, without the prior written consent of the representatives, except for the Preferred Securities, the Common Securities and the Guarantee.

    Prior  to  this  offering, there has been no public market  for  the
Preferred Securities.   Application has been    made to list the Preferred
Securities on the NYSE. In order to meet one of the requirements for listing the Preferred Securities on the NYSE, the Underwriters will undertake to sell lots of 100 or more Preferred Securities to a minimum of 400 beneficial holders. Trading of the Preferred Securities on the NYSE is expected to commence within a seven-day period after the initial delivery of the Preferred Securities. The representatives of the Underwriters have advised the Company that they intend to make a market in the Preferred Securities prior to commencement of trading on the NYSE, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Preferred Securities.

    The Company and the Issuer have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    Certain of the Underwriters or their affiliates have provided from time to time, and expect to provide in the future, investment or commercial banking services to the Company and its affiliates, for which such Underwriters or their affiliates have received or will receive customary fees and commissions.

                                EXPERTS

      The Company's balance sheets as of December 31, 1995 and 1994 and the statements of income (loss), retained earnings, and cash flows for each of the three years in the period ended December 31, 1995, included in this Prospectus, have been included herein in reliance on the report, which include emphasis paragraphs related to rate-related contingencies, legal proceedings and changes in accounting for income taxes, post retirement benefits and unbilled revenues, of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

       The statements attributed to Clark, Thomas & Winters, a Professional Corporation, as to legal conclusions with respect to the Company's rate regulation in Texas in Note 2, "Rate and Regulatory Matters", to the Interim Financial Statements and in Note 2, "Rate and Regulatory Matters", to the Annual Financial Statements have been reviewed by such firm and are included herein upon the authority of such firm as experts.

      The statements attributed to Sandlin Associates regarding the analysis of River Bend construction costs of the Company in Note 2 "Rate and Regulatory Matters", to the Interim Financial Statements and in Note 2, "Rate and Regulatory Matters", to the Annual Financial Statements have been reviewed by such firm and are included herein upon the authority of such firm as experts.

                            LEGAL OPINIONS

    Certain matters of Delaware law relating to the validity of the Preferred Securities, the enforceability of the Trust Agreement and the creation of the Issuer are being passed upon by Richards, Layton & Finger, P.A., special Delaware counsel to the Company and the Issuer. The validity of the Guarantee and the Junior Subordinated Debentures will be passed upon for the Company by Laurence M. Hamric, Esq., General Attorney - Corporate and Securities of Entergy Services, Inc., and by Reid & Priest LLP, New York counsel to the Company. Matters pertaining to New York law will be passed upon by Reid & Priest LLP, New York counsel to the Company, and matters pertaining to Texas law will be passed upon by Laurence M. Hamric, Esq., General Attorney-Corporate and Securities of Entergy Services, Inc. Certain legal matters will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York. Certain matters relating to United States Federal income tax considerations are being passed upon by Reid & Priest LLP, special counsel to the Company and the Issuer.

                  ENTERGY GULF STATES, INC.
          (FORMERLY GULF STATES UTILITIES COMPANY)
              INDEX TO THE FINANCIAL STATEMENTS


                                                              Page


Definitions                                                    F-2

Annual  Financial Statements:

     Report of Independent Accountants                         F-4

     Balance Sheets as of December 31, 1995 and 1994           F-6

     Statements of Income (Loss) for the years ended           F-8
     December 31, 1995, 1994, and 1993

     Statements of Cash Flows for the years ended              F-9
      December 31, 1995, 1994, and 1993

     Statements of Retained Earnings and Paid-In-Capital       F-10

     Notes to Financial Statements                             F-11

Interim Financial Statements:

     Balance Sheets (Unaudited) as of September 30, 1996       F-37
     and December 31, 1995

     Statements of Income (Loss) (Unaudited) for the three     F-39
     and nine month periods ended September 30, 1996
     and 1995

     Statements of Cash Flows (Unaudited) for the nine         F-40
     month periods ended September 30, 1996 and 1995

     Notes to the Interim Financial Statements (Unaudited)     F-41

                         DEFINITIONS

Certain abbreviations or acronyms used in the text and notes are defined below:


Abbreviation or Acronym                 Term

AFUDC                         Allowance for Funds Used During Construction

ALJ                           Administrative Law Judge

Cajun                         Cajun Electric Power Cooperative, Inc.

D.C. Circuit Court            United States Court of Appeals for the District of
                              Columbia Circuit

DOE                           United States Department of Energy

Entergy Arkansas              Entergy Arkansas, Inc., formerly Arkansas Power
                              & Light Company

Entergy Gulf States           Entergy Gulf States, Inc., formerly Gulf States
                              Utilities Company

Entergy Louisiana             Entergy Louisiana, Inc., formerly Louisiana Power
                              & Light Company

Entergy Mississippi           Entergy Mississippi, Inc., formerly Mississippi
                              Power & Light Company

Entergy New Orleans           Entergy New Orleans, Inc., formerly New Orleans
                              Public Service, Inc.

EPAct                         Energy Policy Act of 1992

EPA                           Environmental Protection Agency

FASB                          Financial Accounting Standards Board

FERC                          Federal Energy Regulatory Commission

KWh                           kilowatt-hour(s)

LPSC                          Louisiana Public Service Commission

Merger The combination transaction, consummated on December 31, 1993, by which Entergy Gulf States became a subsidiary of Entergy Corporation and Entergy Corporation became a Delaware corporation

Nelson Unit 6                 Unit No. 6 (coal) of the Nelson Steam Electric
                              Generating Station, owned 70% by Entergy Gulf
                              States

NISCO                         Nelson Industrial Steam Company

Operating Companies           Entergy Arkansas, Entergy Gulf States, Entergy
                              Louisiana, Entergy Mississippi, and Entergy New
                              Orleans

PRP Potentially Responsible Party (a person or entity that may be responsible for remediation of environmental contamination)

PUCT                          Public Utility Commission of Texas

PUHCA Public Utility Holding Company Act of 1935, as amended

PURPA                         Public Utility Regulatory Policies Act

Rate Cap The level of Entergy Gulf States' retail electric base rates in effect at December 31, 1993, for the Louisiana retail jurisdiction, and the level of such rates in effect prior to the settlement agreement with the PUCT on July 21, 1994, for the Texas retail jurisdiction, which may not be exceeded before December 31, 1998

River Bend                    River Bend Steam Electric Generating Station
                              (nuclear), owned 70% by Entergy Gulf States

RUS Rural Utilities Services (formerly the Rural Electrification Administration or "REA")

SEC                           Securities and Exchange Commission

System Agreement              Agreement, effective January 1, 1983, as
                              modified, among Entergy Arkansas, Entergy Gulf
                              States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans, all wholly owned subsidiaries of Entergy Corporation, relating to the sharing of generating capacity and other power resources

                   REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Gulf States Utilities Company

      We have audited the accompanying balance sheets of Gulf States Utilities Company as of December 31, 1995 and 1994 and the related statements of income (loss), retained earnings and paid-in-capital and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 2 to the financial statements, the net amount of capitalized costs for its River Bend Unit I Nuclear Generating Plant (River Bend) exceed those costs currently being recovered through rates. At December 31, 1995, approximately $482 million is not currently being recovered through rates. If current regulatory and court orders are not modified, a write-off of all or a portion of such costs may be required. Additionally, other rate-related contingencies exist which may result in refunds of revenues previously collected. The extent of such write-off of capitalized River Bend costs or refunds of revenues previously collected, if any, will not be determined until appropriate rate proceedings and court appeals have been concluded. Accordingly, the accompanying financial statements do not include any adjustments or provision for write-off or refund that might result from the outcome of these uncertainties. As also discussed in Note 2, approximately $187 million of additional deferred River Bend operating costs which exceed those costs currently being recovered through rates are expected to be written-off upon the adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Adoption of this Statement is required on January 1, 1996.

      As discussed in Note 8 to the financial statements, civil actions have been initiated against Gulf States Utilities Company to, among other things, recover the co-owner's investment in River Bend and to annul the River Bend Joint Ownership Participation and Operating
Agreement. The ultimate outcome of these proceedings cannot presently be determined.

      As discussed in Note 13 to the financial statements, the common stock of the Company was acquired on December 31, 1993.

      As discussed in Note 3 to the financial statements, in 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." As discussed in Note 10 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," as of January 1, 1993. As discussed in
Note 1 to the financial statements, as of January 1, 1993, the Company began accruing revenues for energy delivered to customers but not yet billed.



COOPERS & LYBRAND L.L.P.
New Orleans, Louisiana
February 14, 1996

                        GULF STATES UTILITIES COMPANY
                               BALANCE SHEETS
                                   ASSETS

                                                                      December 31,
                                                                  1995               1994
                                                                     (In Thousands)
Utility Plant:
  Electric                                                     $6,942,983         $6,842,726
  Natural gas                                                      45,789             44,505
  Steam products                                                   77,551             77,307
  Property under capital leases                                    77,918             82,914
  Construction work in progress                                   148,043             96,176
  Nuclear fuel under capital lease                                 69,853             80,042
                                                               ----------         ----------
           Total                                                7,362,137          7,223,670

  Less - accumulated depreciation and amortization              2,664,943          2,504,826
                                                               ----------         ----------
           Utility plant - net                                  4,697,194          4,718,844
                                                               ----------         ----------
Other Property and Investments:
  Decommissioning trust fund                                       32,943             21,309
  Other - at cost (less accumulated depreciation)                  28,626             29,315
                                                               ----------         ----------
           Total                                                   61,569             50,624
                                                               ----------         ----------
Current Assets:
  Cash and cash equivalents:
    Cash                                                           13,751              8,063
    Temporary cash investments - at cost,
      which approximates market:
        Associated companies                                       46,336              5,085
        Other                                                     174,517             91,496
                                                               ----------         ----------
           Total cash and cash equivalents                        234,604            104,644
  Accounts receivable:
    Customer (less allowance for doubtful accounts
     of $1.6 million in 1995 and $0.7 million in 1994)            110,187            167,745
    Associated companies                                            1,395             12,732
    Other                                                          15,497             20,706
    Accrued unbilled revenues                                      73,381             39,470
  Deferred fuel costs                                              31,154              6,314
  Accumulated deferred income taxes                                43,465             49,457
  Fuel inventory                                                   32,141             25,784
  Materials and supplies - at average cost                         91,288             90,054
  Rate deferrals                                                   97,164            100,478
  Prepayments and other                                            15,566             13,754
                                                               ----------         ----------
           Total                                                  745,842            631,138
                                                               ----------         ----------
Deferred Debits and Other Assets:
  Regulatory assets:
    Rate deferrals                                                419,904            506,974
    SFAS 109 regulatory asset-net                                 453,628            426,358
    Unamortized loss on reacquired debt                            61,233             63,994
    Other regulatory assets                                        27,836             35,168
    Long-term receivables                                         224,727            264,752
  Other                                                           169,125            145,609
                                                               ----------         ----------
           Total                                                1,356,453          1,442,855
                                                               ----------         ----------
           TOTAL                                               $6,861,058         $6,843,461
                                                               ==========         ==========
See Notes to Financial Statements.


                        GULF STATES UTILITIES COMPANY
                                BALANCE SHEETS
                        CAPITALIZATION AND LIABILITIES

                                                                  December 31,
                                                            1995               1994
                                                                 (In Thousands)
<S.
Capitalization:
  Common stock, no par value, authorized
    200,000,000 shares; issued and outstanding
    100 shares in 1995 and 1994                            $114,055           $114,055
  Paid-in capital                                         1,152,505          1,152,336
  Retained earnings                                         357,704            264,626
                                                         ----------         ----------
           Total common shareholder's equity              1,624,264          1,531,017
  Preference stock                                          150,000            150,000
  Preferred stock:
     Without sinking fund                                   136,444            136,444
     With sinking fund                                       87,654             94,934
  Long-term debt                                          2,175,471          2,318,417
                                                         ----------         ----------
           Total                                          4,173,833          4,230,812
                                                         ----------         ----------
Other Noncurrent Liabilities:
  Obligations under capital leases                          108,078            125,691
  Other                                                      78,245             68,753
                                                         ----------         ----------
           Total                                            186,323            194,444
                                                         ----------         ----------
Current Liabilities:
  Currently maturing long-term debt                         145,425             50,425
  Accounts payable:
    Associated companies                                     31,349             31,722
    Other                                                   136,528            140,975
  Customer deposits                                          21,983             22,216
  Taxes accrued                                              37,413             12,478
  Interest accrued                                           56,837             55,327
  Nuclear refueling reserve                                  22,627             10,117
  Obligations under capital lease                            37,773             37,265
  Reserve for rate refund                                         -             56,972
  Other                                                      86,653            111,963
                                                         ----------         ----------
           Total                                            576,588            529,460
                                                         ----------         ----------
Deferred Credits:
  Accumulated deferred income taxes                       1,177,144          1,100,396
  Accumulated deferred investment tax credits               208,618            199,428
  Deferred River Bend finance charges                        58,047             82,406
  Other                                                     480,505            506,515
                                                         ----------         ----------
           Total                                          1,924,314          1,888,745
                                                         ----------         ----------
Commitments and Contingencies (Notes 2, 8, and 9)

           TOTAL                                         $6,861,058         $6,843,461
                                                         ==========         ==========
See Notes to Financial Statements.

                        GULF STATES UTILITIES COMPANY
                         STATEMENTS OF INCOME (LOSS)

                                                         For the Years Ended December 31,
                                                    1995              1994             1993
                                                                 (In Thousands)
Operating Revenues:
  Electric                                         $1,788,964         $1,719,201      $1,747,961
  Natural gas                                          23,715             31,605          32,466
  Steam products                                       49,295             46,559          47,193
                                                   ----------         ----------      ----------
        Total                                       1,861,974          1,797,365       1,827,620
                                                   ----------         ----------      ----------
Operating Expenses:
  Operation and maintenance:
    Fuel, fuel-related expenses, and
     gas purchased for resale                         516,812            517,177         559,416
    Purchased power                                   169,767            192,937         123,949
    Nuclear refueling outage expenses                  10,607             12,684          10,706
    Other operation and maintenance                   432,647            505,701         469,664
    Depreciation, amortization, and decommissioning   202,224            197,151         190,405
  Taxes other than income taxes                       102,228             98,096          95,742
  Income taxes                                         57,235             (6,448)         46,007
  Amortization of rate deferrals                       66,025             66,416          61,115
                                                   ----------         ----------      ----------
        Total                                       1,557,545          1,583,714       1,557,004
                                                   ----------         ----------      ----------
Operating Income                                      304,429            213,651         270,616
                                                   ----------         ----------      ----------
Other Income (Deductions):
  Allowance for equity funds used
    during construction                                 1,125              1,334             726
  Write-off of plant held for future use                    -            (85,476)              -
  Miscellaneous - net                                  22,573            (64,843)         19,996
  Income taxes                                         (6,009)            55,638         (12,009)
                                                   ----------         ----------      ----------
        Total                                          17,689            (93,347)          8,713
                                                   ----------         ----------      ----------
Interest Charges:
  Interest on long-term debt                          191,341            195,414         202,235
  Other interest - net                                  8,884              8,720           8,364
  Allowance for borrowed funds used
    during construction                                (1,026)            (1,075)           (731)
                                                   ----------         ----------      ----------
        Total                                         199,199            203,059         209,868
                                                   ----------         ----------      ----------
Income (Loss) before Extraordinary Items and
  the Cumulative Effect of an Accounting Change       122,919            (82,755)         69,461

Extraordinary Items (net of income taxes)                   -                  -          (1,259)

Cumulative Effect of an Accounting
 Change (net of income taxes)                               -                  -          10,660
                                                   ----------         ----------      ----------
Net Income (Loss)                                     122,919            (82,755)         78,862

Preferred and Preference Stock
  Dividend Requirements and Other                      29,643             29,919          35,581
                                                   ----------         ----------      ----------
Earnings (Loss) Applicable to Common Stock         $   93,276         ($ 112,674)     $   43,281
                                                   ==========         ==========      ==========
See Notes to Financial Statements.



                                GULF STATES UTILITIES COMPANY
                                   STATEMENTS OF CASH FLOWS

                                                                       For the Years Ended December 31,
                                                                    1995             1994            1993
                                                                                (In Thousands)
Operating Activities:
  Net income (loss)                                                $122,919         ($82,755)         $78,862
  Noncash items included in net income:
    Extraordinary items                                                   -                -            1,259
    Cumulative effect of a change in accounting principle                 -                -          (10,660)
    Change in rate deferrals                                         66,025           96,979           61,115
    Depreciation, amortization, and decommissioning                 202,224          197,151          190,405
    Deferred income taxes and investment tax credits                 63,231          (62,171)          41,302
    Allowance for equity funds used during construction              (1,125)          (1,334)            (726)
    Write-off of plant held for future use                                -           85,476                -
  Changes in working capital:
    Receivables                                                      40,193          (72,341)           6,879
    Fuel inventory                                                   (6,357)          (2,336)          (2,289)
    Accounts payable                                                 (4,820)          60,112           11,072
    Taxes accrued                                                    24,935          (10,378)           3,764
    Interest accrued                                                  1,510           (4,189)          (2,497)
    Reserve for rate refund                                         (56,972)          56,972                -
    Other working capital accounts                                  (40,919)          33,781           (9,915)
  Decommissioning trust contributions                                (8,147)          (3,202)          (2,710)
  Purchased power settlement                                              -                -         (169,300)
  Provision for estimated losses and reserves                        10,119            4,181           20,349
  Other                                                             (12,062)          30,413           38,525
                                                                  ---------        ---------        ---------
    Net cash flow provided by operating activities                  400,754          326,359          255,435
                                                                  ---------        ---------        ---------
Investing Activities:
  Construction expenditures                                        (185,944)        (155,989)        (115,481)
  Allowance for equity funds used during construction                 1,125            1,334              726
  Nuclear fuel purchases                                             (1,425)         (31,178)          (2,118)
  Proceeds from sale/leaseback of nuclear fuel                          542           29,386            2,118
  Refund of escrow account and other property                             -                -            5,921
                                                                  ---------        ---------        ---------
    Net cash flow used in investing activities                     (185,702)        (156,447)        (108,834)
                                                                  ---------        ---------        ---------
Financing Activities:
  Proceeds from the issuance of:
    First mortgage bonds                                                  -                -          338,379
    Other long-term debt                                              2,277          101,109           21,440
    Preference stock                                                      -                -          146,625
  Retirement of:
    First mortgage bonds                                                  -                -         (360,199)
    Other long-term debt                                            (50,425)        (102,425)         (18,398)
  Redemption of preferred and preference stock                       (7,283)          (6,070)        (174,841)
  Dividends paid:
    Common stock                                                          -         (289,100)               -
    Preferred and preference stock                                  (29,661)         (30,131)         (35,999)
                                                                  ---------        ---------        ---------
    Net cash flow used in financing activities                      (85,092)        (326,617)         (82,993)
                                                                  ---------        ---------        ---------
Net increase (decrease) in cash and cash equivalents                129,960         (156,705)          63,608

Cash and cash equivalents at beginning of period                    104,644          261,349          197,741
                                                                  ---------        ---------        ---------
Cash and cash equivalents at end of period                         $234,604         $104,644         $261,349
                                                                  =========        =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest - net of amount capitalized                           $187,918         $191,850         $197,058
    Income taxes                                                       $208             $251          $15,600
  Noncash investing and financing activities:
    Capital lease obligations incurred                                    -          $31,178          $17,143
    Change in unrealized appreciation/depreciation of
      decommissioning trust assets                                   $2,121            ($915)               -

See Notes to Financial Statements.




                        GULF STATES UTILITIES COMPANY
             STATEMENTS OF RETAINED EARNINGS AND PAID-IN CAPITAL

                                                                      For the Years Ended December 31,
                                                                1995               1994               1993
                                                                              (In Thousands)
Retained Earnings, January 1                                  $264,626           $666,401          $631,462
  Add:
    Net income (loss)                                          122,919            (82,755)           78,862
                                                            ----------         ----------         ---------
        Total                                                  387,545            583,646           710,324
                                                            ----------         ----------         ---------
  Deduct:
    Dividends declared:
     Preferred and preference stock                             29,482             29,831            35,581
     Common stock                                                    -            289,100                 -
    Preferred and preference stock
      redemption and other                                         359                 89             8,342
                                                            ----------         ----------         ---------
        Total                                                   29,841            319,020            43,923
                                                            ----------         ----------         ---------
Retained Earnings, December 31 (Note 7)                       $357,704           $264,626          $666,401
                                                            ==========         ==========         =========


Paid-in Capital, January 1                                  $1,152,336         $1,152,304           $67,316
  Add:
    Issuance of 100 shares of no par common
      stock with a stated value of $114,055
      net of the retirement of 114,055,065 shares
      of no par common stock                                         -                  -         1,086,868
    Gain (loss) on reacquisition of
      preferred and preference stock                               169                 32            (1,880)
                                                            ----------         ----------        ----------
Paid-in Capital, December 31                                $1,152,505         $1,152,336        $1,152,304
                                                            ==========         ==========        ==========

See Notes to Financial Statements.

                     GULF STATES UTILITIES COMPANY
                     NOTES TO FINANCIAL STATEMENTS


NOTE 1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The accompanying consolidated financial statements include the accounts of the Company and its direct subsidiaries Varibus Corporation, Prudential Oil and Gas, Inc., GSG&T, and Southern Gulf Railway Company. All significant intercompany transactions have been eliminated. The Company and its subsidiaries maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications with no effect on net income or shareholder's equity. The Company became a wholly-owned subsidiary of Entergy Corporation through the Merger which was consummated on December 31, 1993.

Use of Estimates in the Preparation of Financial Statements

      The preparation of the Company and its subsidiaries' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 1995 and 1994, and the reported amounts of revenues and expenses during fiscal years 1995, 1994, and 1993. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used in 1995 financial statements.

Revenues and Fuel Costs

      The Company generates, transmits, and distributes electricity primarily to retail customers in the States of Texas and Louisiana; distributes gas at retail in the City of Baton Rouge, Louisiana, and vicinity; and also sells steam to a large refinery complex in Baton Rouge.

      The Company accrues estimated revenues for energy delivered since the latest billings. However, prior to January 1, 1993, the Company recognized electric and gas revenues when billed. To provide a better matching of revenues and expenses, effective January 1, 1993, the Company adopted a change in accounting principle to provide for the accrual of estimated unbilled revenues. In accordance with a LPSC rate order, the Company recorded a deferred credit of $16.6 million for the January 1, 1993, amount of unbilled revenues. See Note 2 herein regarding the Company's subsequent appeals of the LPSC order regarding deferred unbilled revenues.

      The Company's Texas retail rate schedules include a fixed fuel factor approved by the PUCT, which remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing.

Utility Plant

      Utility plant is stated at original cost. The original cost of utility plant retired or removed, plus the applicable removal costs, less salvage, is charged to accumulated depreciation. Maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the utility plant is subject to liens of the Company's mortgage bond indentures.

      Net electric utility plant in service, by functional category, as of December 31, 1995 (excluding owned and leased nuclear fuel and the plant acquisition adjustment related to the Merger), is shown below:

      Production     Transmission      Distribution     Other   Total
                             (In Millions)

       $ 3,110         $  430             $  725        $ 179   $4,444

     Depreciation is computed on the straight-line basis at rates based on the estimated service lives and costs of removal of the various classes of property. The depreciation rate on average depreciable property was 2.7% for 1995, 1994 and 1993.

      AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction. Although AFUDC increases both utility plant and earnings, it is only realized in cash through depreciation provisions included in rates.

Jointly-Owned Generating Stations

      The Company owns undivided interests in several jointly-owned electric generating facilities and records the investments and expenses associated with these generating stations to the extent of its respective ownership interests. As of December 31, 1995, the Company's investment and accumulated depreciation in each of these generating stations were as follows:

                                 Total
                                Megawatt                          Accumulated
Generating Station  Fuel Type  Capability  Ownership  Investment  Depreciation
                                                          (In Thousands)

River Bend Unit 1    Nuclear      936        70.00%   $3,067,996  $ 670,020
Roy S. Nelson Unit 6 Coal         550        70.00%      390,036    155,997
Big Cajun 2 Unit 3   Coal         540        42.00%      219,990     80,522


Income Taxes

      Entergy Corporation and its subsidiaries, including the Company, file a consolidated federal income tax return. Income taxes are allocated to the Company in proportion to its contribution to consolidated taxable income. Commission regulations require that no Entergy Corporation subsidiary pay more taxes than it would have paid if a separate income tax return had been filed. Deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities and for certain credits available for carryforward.

      Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

      Investment tax credits are deferred and amortized based upon the average useful life of the related property in accordance with rate treatment. As discussed in Note 3 herein, in 1993 the Company changed its accounting for income taxes to conform with SFAS 109, "Accounting for Income Taxes."

Reacquired Debt

      The premiums and costs associated with reacquired debt are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

Cash and Cash Equivalents

       The Company considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Continued Application of SFAS 71

      As a result of the EPAct, other Federal laws, and actions of regulatory commissions, the electric utility industry is moving toward a combination of competition and a modified regulatory environment. the Company's financial statements currently reflect, for the most part, assets and costs based on cost-based ratemaking regulation, in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Continued applicability of SFAS 71 to the Company's financial statements requires that rates set by an independent regulator on a cost-of-service basis (including a reasonable rate of return on invested capital) can actually be charged to and collected from customers.

      In the event either all or a portion of a utility's operations cease to meet those criteria for various reasons, including deregulation, a change in the method of regulation or a change in the competitive environment for the utility's regulated services, the utility should discontinue application of SFAS 71 for the relevant portion. That discontinuation would be reported by elimination from the balance sheet of the effects of any actions of regulators recorded as regulatory assets and liabilities.

      As of December 31, 1995, and for the foreseeable future the Company's financial statements continue to follow SFAS 71, with the exceptions noted below.

SFAS 101

      SFAS 101, "Accounting for the Discontinuation of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 to all or part of its operations should report that event in its financial statements. The Company discontinued regulatory accounting principles for its wholesale jurisdiction and its steam department during 1989 and for the Louisiana retail deregulated portion of River Bend in 1991. The results of the Company's deregulated operations (before interest charges) for the years ended December 31, 1995, 1994, and 1993 are as follows:


                                        1995       1994     1993
                                              (In Thousands)

Operating Revenues                    $141,171  $138,822  $141,399
Operating Expenses
    Fuel, operating, and maintenance   105,733   116,386   120,177
    Depreciation                        31,129    27,890    28,554
    Income taxes                        (2,914)     (249)   (4,411)
                                      --------  --------  --------
Total Operating Expenses               133,948   144,027   144,320
                                      --------  --------  --------
Net Income (Loss) from Deregulated    $  7,223  $ (5,205) $ (2,921)
  Utility Operations                  ========  ========  ========


SFAS 121

      In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which became effective January 1, 1996. This statement describes circumstances that may result in certain Long-Lived assets being impaired. The statement also provides criteria for
recognition  and  measurement  of  asset  impairment.   Note  2  herein
describes regulatory assets of $169 million (net of tax) related to Texas retail deferred River Bend operating and carrying costs. These deferred costs will be required to be written off upon the adoption of SFAS 121.

      Certain other assets and operations of the Company totaling approximately $1.7 billion (pre-tax) could be affected by SFAS 121 in the future. Those assets include the Company's Louisiana deregulated asset plan, and its Texas jurisdiction abeyed portion of the River Bend plant, in addition to the wholesale jurisdiction and steam department operations. As discussed above, the Company has previously discontinued the application of SFAS 71 for the Louisiana deregulated asset plan, operations under the wholesale jurisdiction, and the steam department.

      The  Company periodically reviews these assets and operations  in order to determine if the carrying value of such assets will be recovered. Generally, this determination is based on the net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets. Based on current estimates of future cash flows as prescribed under SFAS 121, management anticipates that future revenues from such assets and operations of the Company will fully recover all related costs.

Fair Value Disclosures

      The estimated fair value of financial instruments was determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange. In addition, gains or losses realized on financial instruments may be reflected in future rates and not accrue to the benefit of stockholders.

       The   Company  considers  the  carrying  amounts  of   financial
instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. In addition, the Company does not expect that performance of its obligations will be required in connection with certain off-balance sheet commitments and guarantees considered financial instruments. Due to this factor, and because of the related-party nature of these commitments and guarantees, determination of fair value is not considered practicable. See Notes 5, 6, and 8 herein for additional disclosure concerning fair value methodologies.


NOTE 2.   RATE AND REGULATORY MATTERS

Merger-Related Rate Agreements

      In 1993, the LPSC and the PUCT approved separate regulatory proposals for the Company that include the following elements: (1) a five-year Rate Cap on the Company's retail electric base rates in the respective states, except for force major (defined to include, among other things, war, natural catastrophes, and high inflation); (2) a provision for passing through to retail customers the jurisdictional portion of the fuel savings created by the Merger; and (3) a mechanism for tracking nonfuel operation and maintenance savings created by the Merger. The LPSC regulatory plan provides that such nonfuel savings will be shared 60% by shareholders and 40% by ratepayers during the eight years following the Merger. The LPSC plan requires annual regulatory filings by the end of May through the year 2001. The PUCT regulatory plan provides that such savings will be shared equally by shareholders and ratepayers, except that the shareholders' portion will be reduced by $2.6 million per year on a total company basis in years four through eight. The PUCT plan also requires a series of future regulatory filings in November 1996, 1998, and 2001 to ensure that the ratepayers' share of such savings be reflected in rates on a timely basis. In addition, the plan requires Entergy Corporation to hold the Company's Texas retail customers harmless from the effects of the removal by FERC of a 40% cap on the amount of fuel savings the Company may be required to transfer to other subsidiaries of Entergy
Corporation under the FERC tracking mechanism (see below). On January 14, 1994, Entergy Corporation filed a petition for review before the D.C. Circuit Court seeking review of FERC's deletion of the 40% cap provision in the fuel cost protection mechanism. The matter is currently being held in abeyance.

      FERC approved the Company's inclusion in the System Agreement. Commitments were adopted to provide reasonable assurance that the ratepayers of the Operating Companies will not be allocated higher costs including, among other things, (1) a tracking mechanism to protect the Operating Companies from certain unexpected increases in fuel costs, (2) the distribution of profits from power sales contracts entered into prior to the Merger, (3) a methodology to estimate the cost of capital in future FERC proceedings, and (4) a stipulation that the Operating Companies will be insulated from certain direct effects on capacity equalization payments if the Company were to acquire Cajun's 30% share in River Bend. The Operating Companies' regulatory authorities can elect to "opt out" of the fuel tracker, but are not required  to  make  such  an  election  until  FERC  has  approved  the respective Operating Company's compliance filing. The City of New Orleans and the Mississippi Public Service Commission have made such an election.

River Bend

      In May 1988, the PUCT granted the Company a permanent increase in annual revenues of $59.9 million resulting from the inclusion in rate base of approximately $1.6 billion of company-wide River Bend plant investment and approximately $182 million of related Texas retail jurisdiction deferred River Bend costs (Allowed Deferrals). In addition, the PUCT disallowed as imprudent $63.5 million of company-wide River Bend plant costs and placed in abeyance, with no finding of prudence, approximately $1.4 billion of company-wide River Bend plant investment and approximately $157 million of Texas retail jurisdiction deferred River Bend operating and carrying costs. The PUCT affirmed that the rate treatment of such amounts would be subject to future demonstration of the prudence of such costs. The Company and intervening parties appealed this order (Rate Appeal) and the Company filed a separate rate case asking, among other things, that the abeyed River Bend plant costs be found prudent (Separate Rate Case). Intervening parties filed suit in a Texas district court to prohibit the Separate Rate Case and prevailed. The district court's decision in favor of the intervenors was ultimately appealed to the Texas Supreme Court, which ruled in 1990 that the prudence of the purported abeyed costs could not be relitigated in a separate rate proceeding. The
Texas Supreme Court's decision stated that all issues relating to the merits of the original PUCT order, including the prudence of all River Bend-related costs, should be addressed in the Rate Appeal.

      In October 1991, the Texas district court in the Rate Appeal issued an order holding that, while it was clear the PUCT made an error in assuming it could set aside $1.4 billion of the total costs of River Bend and consider them in a later proceeding, the PUCT, nevertheless, found that the Company had not met its burden of proof related to the amounts placed in abeyance. The court also ruled that the Allowed Deferrals should not be included in rate base. The court further stated that the PUCT had erred in reducing the Company's deferred costs by $1.50 for each $1.00 of revenue collected under the interim rate increases authorized in 1987 and 1988. The court remanded the case to the PUCT with instructions as to the proper handling of the Allowed Deferrals. The Company's motion for rehearing was denied and, in December 1991, the Company filed an appeal of the October 1991 district court order. The PUCT also appealed the October 1991 district court order, which served to supersede the district court's judgment, rendering it unenforceable under Texas law.

      In August 1994, the Texas Third District Court of Appeals (the Appellate Court) affirmed the district court's decision that there was substantial evidence to support the PUCT's 1988 decision not to include the abeyed construction costs in the Company's rate base. While acknowledging that the PUCT had exceeded its authority in attempting to defer a decision on the inclusion of those costs in rate base in order to allow the Company a further opportunity to demonstrate the prudence of those costs in a subsequent proceeding, the Appellate Court found that the Company had suffered no harm or lack of due process as a result of the PUCT's error. Accordingly, the Appellate Court held that the PUCT's action had the effect of disallowing the company-wide $1.4 billion of River Bend construction costs for ratemaking purposes. In its August 1994 opinion, the Appellate Court also held that the Company's deferred operating and maintenance costs associated with the allowed portion of River Bend, as well as the Company's deferred River Bend carrying costs included in the Allowed Deferrals, should be included in rate base. The Appellate Court's August 1994 opinion affirmed the PUCT's original order in this case.

      The Appellate Court's August 1994 opinion was entered by two judges, with a third judge dissenting. The dissenting opinion stated that the result of the majority opinion was, among other things, to deprive the Company of due process at the PUCT because the PUCT never reached a finding on the $1.4 billion of construction costs.

      In October 1994, the Appellate Court denied the Company's motion for rehearing on the August 1994 opinion as to the $1.4 billion in River Bend construction costs and other matters. The Company appealed the Appellate Court's decision to the Texas Supreme Court. On February 9, 1996, the Texas Supreme Court agreed to hear the appeal. Oral arguments are scheduled for March 19, 1996.

     As of December 31, 1995, the River Bend plant costs disallowed for retail ratemaking purposes in Texas, the River Bend plant costs held in abeyance, and the related operating and carrying cost deferrals totaled (net of taxes) approximately $13 million, $276 million (both net of depreciation), and $169 million, respectively. Allowed Deferrals were approximately $83 million, net of taxes and amortization, as of December 31, 1995. The Company estimates it has collected approximately $182 million of revenues as of December 31, 1995, as a result of the originally ordered rate treatment by the PUCT of these deferred costs. If recovery of the Allowed Deferrals is not upheld, future revenues based upon those allowed deferrals could also be lost, and no assurance can be given as to whether or not refunds to customers of revenue received based upon such deferred costs will be required.

      No assurance can be given as to the timing or outcome of the remands or appeals described above. Pending further developments in these cases, the Company has made no write-offs or reserves for the River Bend-related costs. See below for a discussion of the write-off of deferred operating and carrying cost required under SFAS 121 in 1996. Based on advice from Clark, Thomas & Winters, A Professional Corporation, legal counsel of record in the Rate Appeal, management believes that it is reasonably possible that the case will be remanded to the PUCT, and the PUCT will be allowed to rule on the prudence of the abeyed River Bend plant costs. At this time, management and legal counsel are unable to predict the amount, if any, of the abeyed and previously disallowed River Bend plant costs that ultimately may be disallowed by the PUCT. A net of tax write-off as of December 31, 1995, of up to $289 million could be required based on an ultimate adverse ruling by the PUCT on the abeyed and disallowed costs.

      In prior proceedings, the PUCT has held that the original cost of nuclear power plants will be included in rates to the extent those costs were prudently incurred. Based upon the PUCT's prior decisions, management believes that River Bend construction costs were prudently incurred and that it is reasonably possible that it will recover in rate base, or otherwise through means such as a deregulated asset plan, all or substantially all of the abeyed River Bend plant costs. However, management also recognizes that it is reasonably possible that not all of the abeyed River Bend plant costs may ultimately be recovered.

      As part of its direct case in the Separate Rate Case, the Company filed a cost reconciliation study prepared by Sandlin Associates, management consultants with expertise in the cost analysis of nuclear power plants, which supports the reasonableness of the River Bend costs held in abeyance by the PUCT. This reconciliation study determined that approximately 82% of the River Bend cost increase above the amount included by the PUCT in rate base was a result of changes in federal nuclear safety requirements, and provided other support for the remainder of the abeyed amounts.

      There have been four other rate proceedings in Texas involving nuclear power plants. Disallowed investment in the plants ranged from 0% to 15%. Each case was unique, and the disallowances in each were made for different reasons. Appeals of two of these PUCT decisions are currently pending.

      The following factors support management's position that a loss contingency requiring accrual has not occurred, and its belief that all, or substantially all, of the abeyed plant costs will ultimately be recovered:

     1. The $1.4 billion of abeyed River Bend plant costs have never been ruled imprudent and disallowed by the PUCT;
     2. Analysis by Sandlin Associates, which supports the prudence of substantially all of the abeyed construction costs;
     3. Historical inclusion by the PUCT of prudent construction costs in rate base; and
     4. The analysis of the Company's legal staff, which has considerable experience in Texas rate case litigation.

      Based on advice from Clark, Thomas & Winters, A Professional Corporation, legal counsel of record in the Rate Appeal, management believes that it is reasonably possible that the Allowed Deferrals will continue to be recovered in rates, and that it is reasonably possible that the deferred costs related to the $1.4 billion of abeyed River Bend plant costs will be recovered in rates to the extent that the $1.4 billion of abeyed River Bend plant is recovered.

      The adoption of SFAS 121 became effective January 1, 1996. SFAS 121 changes the standard for continued recognition of regulatory assets and, as a result the Company will be required to write-off $169 million of rate deferrals in 1996. The standard also describes circumstances that may result in assets being impaired and provides criteria for recognition and measurement of asset impairment. See Note 1 herein for further information regarding SFAS 121.

Filings with the PUCT and Texas Cities

      In March 1994, the Texas Office of Public Utility Counsel and certain cities served by the Company instituted an investigation of the reasonableness of the Company's rates. On March 20, 1995, the PUCT ordered a $72.9 million annual base rate reduction for the period March 31, 1994, through September 1, 1994, decreasing to an annual base rate reduction of $52.9 million after September 1, 1994. In accordance with the Merger agreement, the rate reduction was applied retroactively to March 31, 1994.

      On May 26, 1995, the PUCT amended its previously issued March 20, 1995 rate order, reducing the $52.9 million annual base rate reduction to an annual level of $36.5 million. The PUCT's action was based, in part, upon a Texas Supreme Court decision not to require a utility to use the prospective tax benefits generated by disallowed expenses to reduce rates. The PUCT's May 26, 1995, amended order no longer required the Company to pass such prospective tax benefits onto its customers. The rate refund, retroactive to March 31, 1994, was approximately $61.8 million (including interest) and was refunded to customers in September, October, and November 1995.

     The Company and other parties have appealed the PUCT order, but no assurance can be given as to the timing or outcome of the appeal.

Filings with the LPSC

      In May 1994, the Company filed a required earnings analysis with the LPSC for the test year preceding the Merger (1993). On December 14, 1994, the LPSC ordered a $12.7 million annual rate reduction for the Company, effective January 1995. The Company received a preliminary injunction from the District Court regarding $8.3 million of the reduction relating to the earnings effect of a 1994 change in accounting for unbilled revenues. On January 1, 1995, the Company reduced rates by $4.4 million. The Company filed an appeal of the entire $12.7 million rate reduction with the District Court, which denied the appeal in July 1995. The Company has appealed the order to the Louisiana Supreme Court. The preliminary injunction relating to $8.3 million of the reduction will remain in effect during the appeal.

     On May 31, 1995, the Company filed its second required post-Merger earnings analysis with the LPSC. Hearings on this review were held and a decision is expected in mid-1996.


LPSC Fuel Cost Review

      In November 1993, the LPSC ordered a review of the Company's fuel costs for the period October 1988 through September 1991 (Phase 1) based on the number of outages at River Bend and the findings in the June 1993 PUCT fuel reconciliation case. In July 1994, the LPSC ruled in the Phase 1 fuel review case and ordered the Company to refund approximately $27 million to its customers. Under the order, a refund of $13.1 million was made through a billing credit on August 1994 bills. In August 1994, the Company appealed the remaining $13.9 million of the LPSC-ordered refund to the district court. The Company has made no reserve for the remaining portion, pending outcome of the district court appeal, and no assurance can be given as to the timing or outcome of the appeal.

     The LPSC is currently conducting the second phase of its review of the Company's fuel costs for the period October 1991 through December 1994. On June 30, 1995, the LPSC consultants filed testimony recommending a disallowance of $38.7 million of fuel costs. Hearings began in December 1995 and are expected to be completed in early March 1996.

Deregulated Asset Plan

      A deregulated asset plan representing an unregulated portion (approximately 24%) of River Bend (plant costs, generation, revenues, and expenses) was established pursuant to a January 1992 LPSC order. The plan allows the Company to sell such generation to Louisiana retail customers at 4.6 cents per KWh or off-system at higher prices, with certain sharing provisions for sharing such incremental revenue above
4.6 cents per KWh between ratepayers and shareholders.

River Bend Cost Deferrals

      The Company deferred approximately $369 million of River Bend operating and purchased power costs, and accrued carrying charges, pursuant to a 1986 PUCT accounting order. Approximately $182 million of these costs are being amortized over a 20-year period, and the remaining $187 million are not being amortized pending the outcome of the Rate Appeal. As of December 31, 1995, the unamortized balance of these costs was $312 million. The Company deferred approximately $400.4 million of similar costs pursuant to a 1986 LPSC accounting order, of which approximately $83 million were unamortized as of December 31, 1995, and are being amortized over a 10-year period ending in 1998.

      In accordance with a phase-in plan approved by the LPSC, the Company deferred $294 million of its River Bend costs related to the period February 1988 through February 1991. The Company has amortized $172 million through December 31, 1995. The remainder of $122 million will be recovered over approximately 2.2 years.


NOTE 3.   INCOME TAXES

     The Company's income tax expense consists of the following:


                                          For the Years Ended December 31,
                                            1995      1994       1993
                                                (In Thousands)
Current:
  Federal                                 $    13    $   71    $ 16,714
  State                                         -        14           -
                                         --------  --------    --------
    Total                                      13        85      16,714
Deferred -- net                            67,703   (57,911)     46,477

Investment tax credit adjustments--net     (4,472)   (4,260)      1,093
                                         --------  --------    --------
  Recorded income tax expense            $ 63,244  $(62,086)   $ 64,284
                                         ========  ========    ========

Charged to operations                    $ 57,235  $ (6,448)   $ 46,007
Charged (credited) to other income          6,009   (55,638)     12,009
Charged to extraordinary items                  -         -        (671)
Charged to cumulative effect                    -         -       6,939
                                         --------  --------    --------
    Total income taxes                   $ 63,244  $(62,086)   $ 64,284
                                         ========  ========    ========

      The Company's total income taxes differ from the amounts computed by applying the statutory Federal income tax rate to income before taxes. The reasons for the differences are:

                                             For the Years Ended December 31,
                                       1995              1994             1993
                                          % of                 % of           % of
                                        Pre-tax              Pre-tax         Pre-tax
                                 Amount  Income    Amount    Income   Amount Income
                                                 (Dollars in Thousands)
Computed at statutory rate       $65,157  35.0   ($50,694)   (35.0)  $50,101  35.0
Increases (reductions) in tax
 resulting from:
  State income taxes net of
   federal income tax effect       8,375   4.5     (6,571)    (4.5)    1,332   0.9
  Rate deferrals - net             6,240   3.4      6,551      4.5     6,193   4.3
  Depreciation                   (13,073) (7.0)    (8,188)    (5.7)  (11,343) (7.9)
  Impact of change in tax rate         -    -           -       -      5,179   3.6
  Book expenses not deducted
    for tax                            -    -         151      0.1    15,134  10.6
  Amortization of investment
    tax credits                   (4,475) (2.4)    (4,472)    (3.1)   (4,435) (3.1)
  Other--net                       1,020   0.5      1,137      0.8     2,123   1.5
                                 -------  ----   --------    -----   -------  ----
     Total income taxes          $63,244  34.0   ($62,086)   (42.9)  $64,284  44.9
                                 =======  ====   ========    =====   =======  ====

       Significant  components  of  the  Company's  net  deferred   tax
liabilities as of December 31, 1995 and 1994, are as follows:

                                               1995          1994
                                                  (In Thousands)
Deferred Tax Liabilities:
  Net regulatory assets/(liabilities)     $  (512,281)  $  (494,443)
  Plant related basis differences          (1,060,241)   (1,065,053)
  Rate deferrals                             (104,695)     (132,213)
  Other                                        (1,814)      (23,163)
                                          -----------   -----------
    Total                                 $(1,679,031)  $(1,714,872)
                                          ===========   ===========

Deferred Tax Assets:
  Net operating loss carryforwards        $   151,141   $   251,000
  Investment tax credit carryforward          167,713       173,852
  Valuation allowance - investment tax
    credit carryforward                       (44,597)      (64,407)
  Accumulated deferred investment tax
    credit                                     58,653        69,269
  Alternative minimum tax credit               39,709        39,743
  Other                                       172,733       194,476
                                          -----------   -----------
    Total                                 $   545,352   $   663,933
                                          ===========   ===========
    Net deferred tax liability            $(1,133,679)  $(1,050,939)
                                          ===========   ===========

      As  of  December 31, 1995, the Company had investment tax  credit
(ITC) carryforwards of $167.7 million, federal net operating loss (NOL) carryforwards of $384.6 million and state NOL carryforwards of $355.0 million. The ITC carryforwards include the 35% reduction required by the Tax Reform Act of 1986 and may be applied against federal income tax liability of the Company and, if not utilized, will expire between 1996 and 2002. It is currently anticipated that approximately $44.6 million of ITC carryforward will expire unutilized. A valuation allowance has been provided for deferred tax assets relating to that amount. The alternative minimum tax (AMT) credit carryforward as of December 31, 1995, was $39.7 million. This AMT credit can be carried forward indefinitely and will reduce the Company's federal income tax liability in the future.

      In 1993, the Company adopted SFAS 109. SFAS 109 required that deferred income taxes be recorded for all carryforwards and temporary differences between the book and tax basis of assets and liabilities, and that deferred tax balances be based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse. SFAS 109 required that regulated enterprises recognize adjustments resulting from implementation as regulatory assets or liabilities if it is probable that such amounts will be recovered from or returned to customers in future rates. The Company recorded the adoption of SFAS 109 by restating 1990, 1991, and 1992 financial statements and including a charge of $96.5 million for the cumulative effect of the adoption of SFAS 109 in 1990 primarily for that portion of the operations on which the Company has discontinued regulatory accounting principles.

NOTE 4.   LINES OF CREDIT AND RELATED BORROWINGS

      The Commission has authorized the Company to effect short-term borrowings up to $125 million. This limit may be increased to as much as $395 million after further Commission approval. This authorization is effective through November 30, 1996. The Company did not have any outstanding borrowings as of December 31, 1995.

NOTE 5.   PREFERRED, PREFERENCE, AND COMMON STOCK

     The number of shares, authorized and outstanding, and dollar value of preferred and preference stock for the Company as of December 31, 1995, and 1994 were:

                                                Shares                                Call Price Per
                                              Authorized                 Total          Share as of
                                            and Outstanding          Dollar Value      December 31,
                                           1995         1994        1995      1994        1995
                                                    (Dollars in Thousands)
GSU Preferred and Preference Stock
Preference Stock
  Cumulative, without par value
    7% Series (a) (b)                    6,000,000   6,000,000   $150,000   $150,000
                                         =========   =========   ========   ========
Preferred Stock
  Authorized 6,000,000, $100 par
   value, cumulative
    Without sinking fund:
      4.40% Series                          51,173      51,173     $5,117     $5,117     $108.00
      4.50% Series                           5,830       5,830        583        583     $105.00
      4.40%-1949 Series                      1,655       1,655        166        166     $103.00
      4.20% Series                           9,745       9,745        975        975     $102.82
      4.44% Series                          14,804      14,804      1,480      1,480     $103.75
      5.00% Series                          10,993      10,993      1,099      1,099     $104.25
      5.08% Series                          26,845      26,845      2,685      2,685     $104.63
      4.52% Series                          10,564      10,564      1,056      1,056     $103.57
      6.08% Series                          32,829      32,829      3,283      3,283     $103.34
      7.56% Series                         350,000     350,000     35,000     35,000     $101.80
      8.52% Series                         500,000     500,000     50,000     50,000     $102.43
      9.96% Series                         350,000     350,000     35,000     35,000     $102.64
                                         ---------   ---------   --------   --------
        Total without sinking fund       1,364,438   1,364,438   $136,444   $136,444
                                         =========   =========   ========   ========
    With sinking fund:
      8.80% Series                         204,495     226,807    $20,450    $22,680     $100.00
      9.75% Series                          19,543      21,565      1,954      2,154     $100.00
      8.64% Series                         168,000     182,000     16,800     18,200     $101.00
      Adjustable Rate - A, 7.00% (c)       192,000     204,000     19,200     20,400     $100.00
      Adjustable Rate - B, 7.00% (c)       292,500     315,000     29,250     31,500     $100.00
                                         ---------   ---------   --------   --------
        Total with sinking fund            876,538     949,372    $87,654    $94,934
                                         =========   =========   ========   ========
Fair Value of Preference Stock and
 Preferred Stock with sinking fund (d)                           $219,191   $227,800
                                                                 ========   ========

(a) The total dollar value represents the involuntary liquidation value of $25 per share.
(b)  These series are not redeemable as of December 31, 1995.
(c)  Rates are as of December 31, 1995.
(d) Fair values were determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. See Note 1 herein for additional disclosure of fair value of financial instruments.

      Changes in the preferred stock, with and without sinking fund, preference stock, and common stock for the Company during the last three years were:

                                              Number of Shares
                                       1995        1994        1993
       Preferred stock retirements
           $100 par value            (72,834)    (60,667)    (1,683,834)
       Preference stock issuances          -           -      6,000,000
       Common stock issuances              -           -            100
       Common stock retirements            -           -   (114,055,065)

      Cash sinking fund requirements for the next five years for preferred stock, outstanding as of December 31, 1995 are:

                                      (In Thousands)

                                1996       $6,067
                                1997        6,067
                                1998        6,067
                                1999        6,067
                                2000      156,067

    The Company has the annual noncumulative option to redeem, at par, additional amounts of certain series of their outstanding preferred stock.

      Employees of the Company are eligible to participate in the Entergy Corporation Employee Stock Investment Plan (ESIP). ESIP is authorized to issue or acquire, through March 31, 1997, up to 2,000,000 shares of its common stock to be held as treasury shares and reissued to meet the requirements of the ESIP. Under the ESIP, employees may be granted the opportunity to purchase (for up to 10% of their regular annual salary, but not more than $25,000) common stock at 85% of the market value on the first or last business day of the plan year, whichever is lower. Through this program, employees purchased 329,863 shares for the 1994 plan year. The 1995 plan year runs from April 1, 1995, to March 31, 1996.

NOTE 6.   LONG - TERM DEBT
     The long-term debt of the Company as of December 31, 1995, was:

Maturities   Interest Rates
From     To    From     To

First Mortgage Bonds
1996    1999   5%     10.5%                $445,000
2000    2004   6%     9.75%                 670,000
2005    2009   6.25%  11.375%               120,000
2020    2024   7%     10.375%               450,000

Governmental Obligations (a)
1996    2008   5.9%   10%                    46,300
2009    2023   5.95%  12.50%                435,735

Debentures
1996    2008   9.72%                        150,000

Other Long-Term Debt                          9,156
Unamortized Premium and Discount - Net       (5,295)
                                         ----------
Total Long-Term Debt                      2,320,896
Less Amount Due Within One Year             145,425
                                         ----------
Long-Term Debt Excluding Amount Due      $2,175,471
 Within One Year                         ==========

Fair Value of Long-Term Debt (b)         $2,416,932
                                         ==========

     The long-term debt of the Company as of December 31, 1994, was:


Maturities        Interest Rates
From     To      From      To

First Mortgage Bonds
1995     1999    4.625%   14%                $445,000
2000     2004    6%       9.75%               670,000
2005     2009    6.25%    11.375%             120,000
2020     2024    7%       10.375%             450,000

Governmental Obligations (a)
1995     2008    5.9%     10%                  46,725
2009     2023    5.95%    12.50%              435,735

Debentures - Due 1998, 9.72%                  200,000
Other Long-Term Debt                            6,879
Unamortized Premium and Discount - Net         (5,497)
                                           ----------
Total Long-Term Debt                        2,368,842
Less Amount Due Within One Year                50,425
                                           ----------
Long-Term Debt Excluding Amount due        $2,318,417
  Within One Year                          ==========

Fair Value of Long-Term Debt (b)           $2,277,300
                                           ==========

(a) Consists of pollution control bonds, certain series of which are secured by non-interest bearing first mortgage bonds.

(b) The fair value excludes lease obligations and other long-term debt and was determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. See Note 1 herein for additional information on disclosure of fair value of financial instruments.

     The annual long-term debt maturities (excluding lease obligations) and annual cash sinking fund requirements for the next five years are as follows:

                        Year      In Thousands

                        1996       $145,425
                        1997        160,865
                        1998        190,890
                        1999        100,915
                        2000            945

      Not included are other sinking fund requirements of approximately $13.8 million annually which may be satisfied by cash or by certification of property additions at the rate of 167% of such requirements.

      The Company has two outstanding series of pollution control bonds collateralized by irrevocable letters of credit, which are scheduled to expire before the scheduled maturity of the bonds. The letter of credit collateralizing the $28.4 million variable rate series, due December 1, 2015, expires in September 1996 and the letter of credit collateralizing the $20 million variable rate series, due April 1, 2016, expires in April 1996. The Company plans to refinance these series or renew the letters of credit.

NOTE 7.   DIVIDEND RESTRICTIONS

      Provisions within the Articles of Incorporation or pertinent Indentures and various other agreements related to the long-term debt and preferred stock of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. Additionally, PUHCA prohibits Entergy Corporation's subsidiaries from making loans or advances to Entergy Corporation.
Approximately $1,266.5 million of restricted common equity was unavailable for distribution to Entergy Corporation by the Company as of December 31, 1995.

NOTE 8.   COMMITMENTS AND CONTINGENCIES

Cajun - River Bend Litigation

      The Company has significant business relationships with Cajun, including co-ownership of River Bend (operated by the Company) and Big Cajun 2, Unit 3 (operated by Cajun). The Company and Cajun, respectively, own 70% and 30% undivided interests in River Bend and 42% and 58% undivided interests in Big Cajun 2, Unit 3.

      In June 1989, Cajun filed a civil action against the Company in the United States District Court for the Middle District of Louisiana (District Court). Cajun's complaint seeks to annul, rescind, terminate, and/or dissolve the Joint Ownership Participation and Operating Agreement (Operating Agreement) entered into on August 28, 1979, relating to River Bend. Cajun alleges fraud and error by the Company, breach of its fiduciary duties owed to Cajun, and/or the Company's repudiation, renunciation, abandonment, or dissolution of its core obligations under the Operating Agreement, as well as the lack or failure of cause and/or consideration for Cajun's performance under the Operating Agreement. The suit also seeks to recover Cajun's alleged $1.6 billion investment in the unit as damages, plus attorneys' fees, interest, and costs. Two member cooperatives of Cajun have brought an independent action to declare the Operating Agreement void, based upon failure to get prior LPSC approval alleged to be necessary. The
Company believes the suits are without merit and is contesting them vigorously.

      A trial on the portion of the suit by Cajun to rescind the Operating Agreement began in April 1994 and was completed in March 1995. On October 24, 1995, the District Court issued a memorandum opinion ruling in favor of the Company. The District Court found that Cajun did not prove that the Company fraudulently induced it to execute the Operating Agreement and that Cajun failed to timely assert its claim. A final judgment on this portion of the suit will not be entered until all claims asserted by Cajun have been heard. The second portion of the suit is scheduled to begin on July 2, 1996. If the Company is ultimately unsuccessful in this litigation and is required to pay substantial damages, the Company would probably be unable to make such payments and could be forced to seek relief from its creditors under the United States Bankruptcy Code. If the Company prevails in this litigation, there can be no assurance that the United States Bankruptcy Court will allow funding of all required costs of Cajun's ownership in River Bend.

      Cajun has not paid its full share of capital costs, operating and maintenance expenses, or other costs for repairs and improvements to River Bend since 1992. In addition, certain costs and expenses paid by Cajun were paid under protest. These actions were taken by Cajun based on its contention, with which the Company disagrees, that River Bend's operating and maintenance expenses were excessive. Cajun's unpaid portion of River Bend operating and maintenance expenses (including nuclear fuel) and capital costs for 1995 was approximately $58.7 million. Cajun continues to pay its share of decommissioning costs for River Bend.

      During the period in which Cajun is not paying its share of River Bend costs, the Company intends to fund all costs necessary for the safe, continuing operation of the unit. The responsibilities of Entergy Operations, Inc. as the licensed operator of River Bend, for safely operating and maintaining the unit, are not affected by Cajun's actions.

     In view of Cajun's failure to fund its share of River Bend-related operating, maintenance, and capital costs, the Company has (i) credited the Company's share of expenses for Big Cajun 2, Unit 3 against amounts due from Cajun to the Company, and (ii) sought to market Cajun's share of the power from River Bend and apply the proceeds to the amounts due from Cajun to the Company. As a result, on November 2, 1994, Cajun discontinued supplying the Company with its share of power from Big Cajun 2, Unit 3. The Company requested an order from the District Court requiring Cajun to supply the Company with this energy and allowing the Company to credit amounts due to Cajun for Big Cajun 2, Unit 3 energy against amounts Cajun owed to the Company for River Bend. In December 1994, by means of a preliminary injunction, the District Court ordered Cajun to supply the Company with its share of energy from Big Cajun 2, Unit 3 and ordered the Company to make payments for its share of Big Cajun 2, Unit 3 expenses to the registry of the District Court. In October 1995, the Fifth Circuit affirmed the District Court's preliminary injunction. As of December 31, 1995, $38 million had been paid by the Company into the registry of the District Court.

      On December 21, 1994, Cajun filed a petition in the United States Bankruptcy Court for the Middle District of Louisiana seeking bankruptcy relief under Chapter 11 of the Bankruptcy Code. Cajun's bankruptcy could have a material adverse effect on the Company. However, the Company is taking appropriate steps to protect its interests and its claims against Cajun arising from the co-ownership in River Bend and Big Cajun 2, Unit 3. On December 31, 1994, the District Court issued an order lifting an automatic stay as to certain proceedings, with the result that the preliminary injunction granted by the Court in December 1994 remains in effect. Cajun filed a Notice of Appeal on January 18, 1995, to the Fifth Circuit seeking a reversal of the District Court's grant of the preliminary injunction. No hearing date has been set on Cajun's appeal.

      In the bankruptcy proceedings, Cajun filed on January 10, 1995, a motion to reject the Operating Agreement as a burdensome executory contract. The Company responded on January 10, 1995, with a memorandum opposing Cajun's motion. Should the court grant Cajun's motion to reject the Operating Agreement, Cajun would be relieved of its financial obligations under the contract, while the Company would likely have a substantial damage claim arising from any such rejection. Although the Company believes that Cajun's motion to reject the Operating Agreement is without merit, it is not possible to predict the outcome or ultimate impact of these proceedings.

      The  cumulative  cost  (excluding nuclear fuel)  to  the  Company resulting from Cajun's failure to pay its full share of River Bend-related costs, reduced by the proceeds from the sale by the Company of Cajun's share of River Bend power and payments for the Company's portion of expenses for Big Cajun 2, Unit 3 into the registry of the District Court, was $31.1 million as of December 31, 1995. These amounts are reflected in long-term receivables with an offsetting reserve in other deferred credits. Cajun's bankruptcy may affect the ultimate collectibility of the amounts owed to the Company, including any amounts that may be awarded in litigation.

Cajun - Transmission Service

      The Company and Cajun are parties to FERC proceedings relating to transmission service charge disputes. In April 1992, FERC issued a final order in these disputes. In May 1992, the Company and Cajun filed motions for rehearings on certain portions of the order, which are still pending at FERC. In June 1992, the Company filed a petition for review in the United States Court of Appeals regarding certain of the other issues decided by FERC. In August 1993, the United States Court of Appeals rendered an opinion reversing FERC's order regarding the portion of such disputes relating to the calculations of certain credits and equalization charges under the Company's service schedules with Cajun. The opinion remanded the issues to FERC for further proceedings consistent with its opinion. In February 1995, FERC eliminated an issue from the remand that the Company believes the Court of Appeals directed FERC to reconsider. In orders issued on August 3, 1995, and October 2, 1995, FERC affirmed an April 1995 ruling by an ALJ in the remanded portion of the Company's and Cajun's ongoing transmission service charge disputes before FERC. Both the Company and Cajun have petitioned for appeal. No hearing dates have been set in the appeals.

      Under the Company's interpretation of the 1992 FERC order, as modified by its August 3, 1995, and October 2, 1995, orders, Cajun would owe the Company approximately $64.9 million as of December 31,
1995. The Company further estimates that if it were to prevail in its May 1992 motion for rehearing and on certain other issues decided adversely to the Company in the February 1995, August 1995, and October 1995 FERC orders, which the Company has appealed, Cajun would owe the Company approximately $143.5 million, as of December 31, 1995. If Cajun were to prevail in its May 1992 motion for rehearing to FERC, and if the Company were not to prevail in its May 1992 motion for rehearing to FERC, and if Cajun were to prevail in appealing FERC's August and October 1995 orders, the Company estimates it would owe Cajun approximately $96.4 million as of December 31, 1995. The above amounts are exclusive of a $7.3 million payment by Cajun on December 31, 1990, which the parties agreed to apply to the disputed transmission service charges. Pending FERC's ruling on the May 1992 motions for rehearing, the Company has continued to bill Cajun, utilizing the historical billing methodology, and has recorded underpaid transmission charges, including interest, in the amount of $137.2 million as of December 31, 1995. This amount is reflected in long-term receivables, with an offsetting reserve in other deferred credits. Cajun's bankruptcy may affect the Company's collection of the above amounts. FERC has determined that the collection of the pre-petition debt of Cajun is an issue properly decided in the bankruptcy proceeding.

Capital Requirements and Financing

      Construction expenditures (excluding nuclear fuel) for the years 1996, 1997, and 1998 are estimated to total $155 million, $127 million, and $131 million, respectively. The Company will also require $515 million during the period 1996-1998 to meet long-term debt and preferred stock maturities and cash sinking fund requirements. The Company plans to meet the above requirements primarily with internally generated funds and cash on hand, supplemented by the issuance of debt and preferred stock. The Company may also continue with the acquisition or refinancing of all or a portion of certain outstanding series of preferred stock and long-term debt. See Notes 5 and 6 herein for further information.

Fuel Purchase Agreements

     The Company has a contract for a supply of low-sulfur Wyoming coal for Nelson Unit 6, which should be sufficient to satisfy the fuel requirements at Nelson Unit 6 through 2004. Cajun has advised the Company that it has contracts that should provide an adequate supply of coal until 1999 for the operation of Big Cajun 2, Unit 3.

      The Company has long-term gas contracts, which will satisfy approximately 75% of its annual requirements. Such contracts generally require the Company to purchase in the range of 40% of expected total gas needs. Additional gas requirements are satisfied under less expensive short-term contracts. The Company has a transportation service agreement with a gas supplier that provides flexible natural gas service to the Sabine and Lewis Creek generating stations. This service is provided by the supplier's pipeline and salt dome gas storage facility, which has a present capacity of 5.3 billion cubic feet of natural gas.

Power Purchases/Sales Agreements

      In 1988, the Company entered into a joint venture with a primary term of 20 years with Conoco, Inc., Citgo Petroleum Corporation, and Vista Chemical Company (Industrial Participants) whereby the Company's Nelson Units 1 and 2 were sold to a partnership (NISCO) consisting of the Industrial Participants and the Company. The Industrial Participants supply the fuel for the units, while the Company operates the units at the discretion of the Industrial Participants and purchases the electricity produced by the units. The Company is continuing to sell electricity to the Industrial Participants. For the years ended December 31, 1995, 1994, and 1993, the purchases by the Company of electricity from the joint venture totaled $59.7 million, $58.3 million, and $62.6 million, respectively.

Nuclear Insurance

      The Price-Anderson Act limits public liability for a single nuclear incident to approximately $8.92 billion. Through Entergy Corporation, the Company has protection for this liability through a combination of private insurance (currently $200 million) and an industry assessment program. Under the assessment program, the maximum payment requirement for each nuclear incident would be $79.3 million per reactor, payable at a rate of $10 million per licensed reactor per incident per year. With respect to River Bend, any assessments pertaining to this program are allocated in accordance with the respective ownership interests of the Company and Cajun. In addition, the Company participates through Entergy Corporation in a private insurance program which provides coverage for worker tort claims filed for bodily injury caused by radiation exposure. The program provides for a maximum assessment of approximately $16 million for Entergy's five nuclear units in the event losses exceed accumulated reserve funds.

     The Company is also a member of certain insurance programs that provide coverage for property damage, including decontamination and premature decommissioning expense, to members' nuclear generating plants. As of December 31, 1995, the Company was insured against such losses up to $2.75 billion. In addition, the Company is a member of an insurance program that covers certain replacement power and business interruption costs incurred due to prolonged nuclear unit outages. Under the property damage and replacement power/business interruption insurance programs, the Company could be subject to assessments if losses exceed the accumulated funds available to the insurers. As of December 31, 1995, the maximum amounts of such possible assessments were $22.0 million. Cajun shares approximately $4.6 million of the Company's obligation.

      The Company is insured for property losses through Entergy. The amount of property insurance presently carried by Entergy exceeds the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per site. NRC regulations provide that the proceeds of this insurance must be used, first, to place and maintain the reactor in a safe and stable condition and, second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

Spent Nuclear Fuel and Decommissioning Costs

     The Company provides for estimated future disposal costs for spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982. The Company entered into a contract with the DOE, whereby the DOE will furnish disposal service at a cost of one mill per net KWh generated and sold after April 7, 1983, plus a onetime fee for generation prior to that date. The Company considers all costs incurred or to be incurred, except accrued interest, for the disposal of spent nuclear fuel to be proper components of nuclear fuel expense, and provisions to recover such costs have been or will be made in applications to regulatory authorities.

      Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. In a statement released February 17, 1993, the DOE asserted that it does not have a legal obligation to accept spent nuclear fuel without an operational repository for which it has not yet arranged. Currently, the DOE projects it will begin to accept spent fuel no earlier than 2015. In the meantime, the Company is responsible for spent fuel storage. Current on-site spent fuel storage capacity at River Bend is estimated to be sufficient until 2003. Thereafter, the Company will provide additional storage. The initial cost of providing the additional on-site spent fuel storage capability required at River Bend is expected to be approximately $5 million to $10 million. In addition, about $3 million to $5 million will be required every four to five years subsequent to 2003 for River Bend until the DOE's repository begins accepting the unit's spent fuel.

      Total decommissioning costs for River Bend (based on a 1991 cost study reflecting 1990 dollars) have been estimated at $268 million as of December 31, 1995.

      In the Texas retail jurisdiction, the Company is recovering in rates decommissioning costs (based on the 1991 cost study) that, with adjustments, total $204.9 million. In the Louisiana retail jurisdiction, the Company is currently recovering in rates decommissioning costs (based on a 1985 cost study) which total $141 million. The Company included decommissioning costs (based on the 1991 study) in the LPSC rate review filed in May 1995 which has not yet been concluded. The Company periodically reviews and updates estimated decommissioning costs and applications are periodically made to the appropriate regulatory authorities to reflect in rates any future change in projected decommissioning costs. The amounts recovered in rates are deposited in trust funds and reported at market value as quoted on nationally traded markets. These trust fund assets largely offset the accumulated decommissioning liability that is recorded as accumulated depreciation for the Company. The cumulative liability as of December 31, 1994, the 1995 trust earnings, the 1995 decommissioning expenses and the cumulative liability as of December 31, 1995 for River Bend were $22.2 million, $1.4 million, $8.1 million and $31.7 million, respectively.

      River Bend's decommissioning expense was $3.0 million in 1994. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment. Management believes that actual decommissioning costs are likely to be higher than the estimated amounts presented above.

      The  staff  of  the  Commission has  questioned  certain  of  the financial accounting practices of the electric utility industry regarding the recognition, measurement, and classification of decommissioning costs for nuclear generating stations in the financial statements of electric utilities. In response to these questions, the FASB has been reviewing the accounting for decommissioning and has expanded the scope of its review to include liabilities related to the closure and removal of all long-lived assets. An exposure draft of the proposed SFAS issued in February 1996 would be effective in 1997. The proposed SFAS would require measurement of the liability for closure and removal of long-lived assets (including decommissioning) based on discounted future cash flows. Those future cash flows should be determined by estimating current costs and adjusting for inflation, efficiencies that may be gained from experience with similar activities, and consideration of reasonable future advances in technology. It also would require that changes in the decommissioning/closure cost liability resulting from changes in assumptions should be recognized with a corresponding adjustment to the plant asset, and depreciation should be revised prospectively. The proposed SFAS stated that the initial recognition of the decommissioning/closure cost liability would result in an asset that should be presented with other plant costs on the financial statements because the cost of decommissioning/closing the plant is recognized as part of the total cost of the plant asset. In addition there would be a regulatory asset recognized on the financial statements to the extent the initial decommissioning/closure liability has increased due to the passage of time, and such costs are probable of future recovery.

      If current electric utility industry accounting practices with respect to nuclear decommissioning and other closure costs are changed, annual provisions for such costs could increase, the estimated cost for decommissioning/closure could be recorded as a liability rather than as accumulated depreciation, and trust fund income from decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

     The EPAct has a provision that assesses domestic nuclear utilities with fees for the decontamination and decommissioning of the DOE's past uranium enrichment operations. The decontamination and decommissioning assessments will be used to set up a fund into which contributions from utilities and the federal government will be placed. The Company's annual assessments, which will be adjusted annually for inflation, are approximately $0.9 million (in 1995 dollars) for approximately 15 years. At December 31, 1995 the Company had recorded a liability of $6.0 million for decontamination and decommissioning fees in other current liabilities and other noncurrent liabilities, and these liabilities were offset in the consolidated financial statements by regulatory assets. FERC requires that utilities treat these assessments as costs of fuel as they are amortized and are recovered through rates in the same manner as other fuel costs.

Environmental Issues

      The Company has been designated as a PRP for the clean-up of certain hazardous waste disposal sites. The Company is currently negotiating with the EPA and state authorities regarding the clean-up of these sites. Several class action and other suits have been filed in state and federal courts seeking relief from the Company and others for damages caused by the disposal of hazardous waste and for asbestos-related disease allegedly resulting from exposure on Company premises. While the amounts at issue in the clean-up efforts and suits may be substantial, the Company believes that its results of operations and financial condition will not be materially adversely affected by the outcome of the suits. Through December 31, 1995, $7.9 million has been expended on the clean-up. As of December 31, 1995, a remaining recorded liability of $21.7 million existed relating to the clean-up of five sites at which the Company has been designated a PRP.


NOTE 9.   LEASES

General

      As of December 31, 1995, the Company had capital leases and noncancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the sale and leaseback transactions) with minimum lease payments as follows:



                                 Capital       Operating
                                  Leases         Leases

Year                                  (In Thousands)

1996                             $ 12,475       $ 12,871
1997                               12,475         12,566
1998                               12,475         16,499
1999                               12,475         16,499
2000                               12,049         16,326
Years thereafter                   69,331         60,518
                                 --------       --------
Minimum lease payments            131,280        135,279
Less:  Amount
  representing interest            47,921
Present value of net             --------
 minimum lease payments          $ 83,359
                                 ========

      Rental expense for leases (excluding nuclear fuel leases and the sale and leaseback transactions) was approximately $15.1 million, $15.3 million, and $31.9 million, in 1995, 1994 and 1993, respectively.

Nuclear Fuel Leases

     The Company has arrangements to lease nuclear fuel in an aggregate amount up to $85 million as of December 31, 1995. The lessors finance the acquisition and ownership of nuclear fuel through credit agreements and the issuance of notes. These agreements are subject to annual renewal with the consent of the lenders. The credit agreements for the Company have been extended and now have termination dates of December 1998. The debt securities issued pursuant to these fuel lease arrangements have varying maturities through January 31, 1999. It is expected that the credit agreements will be extended or alternative financing will be secured by each lessor upon the maturity of the current arrangements. If extensions or alternative financing cannot be arranged, the lessee in each case must purchase sufficient nuclear fuel to allow the lessor to retire such borrowings.

      Lease payments are based on nuclear fuel use. Nuclear fuel lease expense charged to operations was $41.4 million, $37.2 million, and $43.6 million (including interest of $6.0 million, $8.7 million, and $10.2 million), in 1995, 1994 and 1993, respectively.


NOTE 10.  POSTRETIREMENT BENEFITS

      Company employees participate in plans sponsored by Entergy Corporation and its subsidiaries which have various postretirement benefit plans covering substantially all of their employees. The pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed income securities, interest in a money market fund, and insurance contracts. Prior to January 1, 1995, Entergy Corporations' non-bargaining employees were generally included in a plan sponsored by the individual subsidiary company where they were employed. Effective January 1, 1995, these employees became participants in a new plan with provisions substantially identical to their previous plan.

      Total 1995, 1994, and 1993 pension cost of the Company, including amounts capitalized, included the following components (in thousands):

                                     1995          1994       1993

Service cost - benefits earned     $  6,686    $  9,497    $  10,417
  during the period
Interest cost on projected           21,098      21,335       17,643
  benefit obligation
Actual return on plan assets        (82,624)      6,785      (43,400)
Net amortization and deferral        53,921     (39,405)      14,863
Other                                     -      17,963            -
                                   --------    --------    ---------
Net pension cost                   $   (919)   $ 16,175    $    (477)
                                   ========    ========    =========

      The funded status of the Company's various pension plans as of December 31, 1995 and 1994 was (in thousands):

                                                1995          1994
Actuarial present value of
  accumulated pension
  plan obligation:
    Vested                                    $256,173     $273,509
    Nonvested                                      792        1,502
                                              --------     --------
Accumulated benefit obligation                 256,965      275,011
                                              --------     --------
Plan assets at fair value                      374,010      313,035
Projected benefit obligation                   289,666      290,802
                                              --------     --------
Plan assets in excess of                        84,344       22,233
  (less than) projected benefit
  obligation
Unrecognized prior service cost                 12,021       13,720
Unrecognized transition asset                  (11,937)     (14,324)
Unrecognized net loss (gain)                  (135,303)     (73,423)
                                              --------     --------
Accrued pension asset (liability)             ($50,875)    ($51,794)
                                              ========     ========

      The significant actuarial assumptions used in computing the information above for 1995, 1994, and 1993 were as follows: weighted average discount rate, 7.5% for 1995, 8.5% for 1994, and 7.5% for 1993, weighted average rate of increase in future compensation levels, 4.6% for 1995, 5.1% for 1994 and 5% for 1993; and expected long-term rate of return on plan assets, 8.5% . Transition assets of the Company are being amortized over the greater of the remaining service period of active participants or 15 years.

      In 1994, the Company recorded an $18.0 million charge related to early retirement programs in connection with the Merger, of which $15.2 million was expensed.

Other Postretirement Benefits

      The Company also provides certain health care and life insurance benefits for retired employees. Substantially all employees may become eligible for these benefits if they reach retirement age while still working for the Company.

      Effective January 1, 1993, the Company adopted SFAS 106. The new standard required a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. The Company continues to fund these benefits on a pay-as-you-go basis. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $128 million. Such obligation is being amortized over a 20-year period beginning in 1993.

      The Company has sought approval, in its respective regulatory jurisdictions, to implement the appropriate accounting requirements related to SFAS 106 for ratemaking purposes. The LPSC ordered the Company to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions, but the LPSC retains the flexibility to examine the individual company's accounting for postretirement benefits to determine if special exceptions to this order are warranted. Pursuant to the PUCT's May 26, 1995, amended order, the Company is currently collecting its SFAS 106 costs in rates.

      Total 1995, 1994 and 1993 postretirement benefit cost of the Company including amounts capitalized and deferred, included the following components (in thousands):

                                         1995       1994       1993

Service cost - benefits earned          $1,864    $ 2,169    $ 5,467
  during the period
Interest cost on APBO                    8,526      6,449      9,976
Actual return on plan assets                 -          -          -
Net amortization and deferral            4,477      2,832      6,402
                                       -------    -------    -------
Net postretirement benefit cost        $14,867    $11,450    $21,845
                                       =======    =======    =======

      The funded status of the Company's postretirement plans as of December 31, 1995 and 1994, was (in thousands):

                                                1995         1994

Actuarial present value of accumulated
  postretirement benefit obligation:
    Retirees                                  $101,698       $39,695
    Other fully eligible participants           17,334        26,069
    Other active participants                   15,980        13,445
                                              --------       -------
Accumulated benefit obligation                 135,012        79,209
Plan assets at fair value                            -             -
                                              --------       -------
Plan assets less than APBO                    (135,012)      (79,209)
Unrecognized transition obligation             107,975       115,232
Unrecognized net loss (gain)/other                (617)      (57,410)
                                              --------      --------
Accrued postretirement benefit liability      ($27,654)     ($21,387)
                                              ========      ========

     The assumed health care cost trend rate used in measuring the APBO of the Company was 8.4% for 1996, gradually decreasing each successive year until it reaches 5.0% in 2005. A one percentage-point increase in the assumed health care cost trend rate for each year would have increased the APBO of the Company, as of December 31, 1995, by 10.4%, and the sum of the service cost and interest cost by approximately 12.8%. The assumed discount rate and rate of increase in future compensation used in determining the APBO were 7.5% for 1995, 8.5% for 1994 and 7.5% for 1993, and 4.6% for 1995, 5.1% for 1994 and 5% for
1993, respectively. The expected long-term rate of return on plan assets was 8.5% for 1995.

NOTE 11.  RESTRUCTURING COSTS

      The restructuring programs announced by Entergy Corporation and its subsidiaries, including the Company, in 1994 and 1995 included anticipated reductions in the number of employees and the consolidation of offices and facilities. The programs are designed to reduce costs, improve operating efficiencies, and increase shareholder value in order to enable Entergy and its subsidiaries to become low-cost producers. The balances as of December 31, 1994, and 1995, for restructuring liabilities associated with these programs are shown below along with the actual termination benefits paid under the programs.

    Restructuring                                       Restructuring
   Liability as of      Additional      Payments      Liability as of
  December 31, 1994    1995 Charges   Made in 1995   December 31, 1994
                               (In Millions)

         $ 6.5            $ 13.1         $(14.2)           $ 5.4

      The restructuring charges shown above primarily included employee severance costs related to the expected termination of approximately 649 employees in various groups. As of December 31, 1995, 497 employees had either been terminated or accepted voluntary separation packages under the restructuring plan.

      Additionally, the Company recorded $23.8 million for remaining severance and augmented retirement benefits related to the Merger. Actual termination benefits paid under the program during 1995 amounted to $11.6 million. At December 31, 1995, the total remaining liability for expected future Merger-related outlays was $2.3 million.

NOTE 12.  TRANSACTIONS WITH AFFILIATES

      The various subsidiaries of Entergy Corporation, including the Company, purchase electricity from and/or sell electricity to each other under rate schedules filed with FERC. In addition, the Company purchases fuel from System Fuels, Inc. receives technical, advisory, and administrative services from Entergy Services, Inc. and receives management and operating services from Entergy Operations, Inc., all of which are wholly-owned subsidiaries of Entergy Corporation. The Company recorded $62.7 million and $44.4 million of intercompany revenues and $266.5 million, $296.9 million and $25.5 million of intercompany operating expenses in 1995, 1994, and 1993, respectively. In addition, the Company recorded $129.1 million and $210.2 million in 1995 and 1994, respectively, for operating expenses paid or reimbursed to Entergy Operations, Inc.

NOTE 13.  ENTERGY CORPORATION-GULF STATES UTILITIES COMPANY MERGER

      On December 31, 1993, Entergy Corporation and the Company consummated the Merger. The Company became a wholly owned subsidiary of Entergy Corporation and continues to operate as an electric utility corporation under the regulation of FERC, the Commission, the PUCT, and the LPSC. As consideration to the Company's shareholders, Entergy
Corporation paid $250 million and issued 56,695,724 shares of its common stock in exchange for the 114,055,065 outstanding shares of the Company's common stock. In addition, $33.5 million of transaction costs were capitalized in connection with the Merger.

NOTE 14.  QUARTERLY FINANCIAL DATA (UNAUDITED)

      The  business of the Company is subject to seasonal  fluctuations
with  the  peak  period occurring during the third quarter.   Operating
results for the four quarters of 1995 and 1994 were:


                      Operating       Operating       Net Income
                      Revenues       Income (a)(b)    (Loss)(a)(b)
                         (a)        (In Thousands)
1995:
  First Quarter       $399,346        $    47,371      $  3,635
  Second Quarter       479,609             88,778        43,353
  Third Quarter        540,287            113,531        68,112
  Fourth Quarter       442,732             54,749         7,819

1994:
  First Quarter        429,658             58,561        11,043
  Second Quarter       456,855             83,357        33,084
  Third Quarter        545,531             64,853       (31,662)
  Fourth Quarter       365,321              6,880       (95,220)


(a) See Note 2 herein for information regarding the recording of a reserve for rate refund in December 1994.
(b) See Note 11 herein for information regarding the recording of certain restructuring costs in 1994 and 1995.

                        ENTERGY GULF STATES, INC.
                            BALANCE SHEETS
               September 30, 1996 and December 31, 1995
                              (Unaudited)

                                                    1996                1995
                                                        (In Thousands)
                 ASSETS
Utility Plant:
  Electric                                       $7,037,184          $6,942,983
  Natural gas                                        45,435              45,789
  Steam products                                     79,701              77,551
  Property under capital leases                      74,384              77,918
  Construction work in progress                     166,053             148,043
  Nuclear fuel under capital lease                   53,737              69,853
                                                 ----------          ----------
           Total                                  7,456,494           7,362,137

  Less - accumulated depreciation and             2,802,750           2,664,943
    amortization
                                                 ----------          ----------
           Utility plant - net                    4,653,744           4,697,194
                                                 ----------          ----------
Other Property and Investments:
  Decommissioning trust fund                         37,753              32,943
  Other - at cost (less accumulated depreciation     26,804              28,626
                                                 ----------          ----------
           Total                                     64,557              61,569
                                                 ----------          ----------
Current Assets:
  Cash and cash equivalents:
    Cash                                             22,504              13,751
    Temporary cash investments - at cost,
      which approximates market:
        Associated companies                         47,980              46,336
        Other                                       148,121             174,517
                                                 ----------          ----------
           Total cash and cash equivalents          218,605             234,604
  Accounts receivable:
    Customer (less allowance for doubtful accounts
     of $1.6 million in 1996 and 1995)              121,376             110,187
    Associated companies                              1,158               1,395
    Other                                            21,442              15,497
    Accrued unbilled revenues                        80,836              73,381
  Deferred fuel costs                                84,692              31,154
  Accumulated deferred income taxes                  58,324              43,465
  Fuel inventory - at average cost                   43,875              32,141
  Materials and supplies - at average cost           90,117              91,288
  Rate deferrals                                    103,498              97,164
  Prepayments and other                              23,215              15,566
                                                 ----------          ----------
           Total                                    847,138             745,842
                                                 ----------          ----------
Deferred Debits and Other Assets:
  Regulatory assets:
    Rate deferrals                                  146,522             419,904
    SFAS 109 regulatory asset - net                 378,843             453,628
    Unamortized loss on reacquired debt              55,570              61,233
    Other regulatory assets                          23,072              27,836
  Long-term receivables                             218,246             224,727
  Other                                             180,883             169,125
                                                 ----------          ----------
           Total                                  1,003,136           1,356,453
                                                 ----------          ----------
           TOTAL                                 $6,568,575          $6,861,058
                                                 ==========          ==========
See Notes to Financial Statements.

                          ENTERGY GULF STATES, INC.
                              BALANCE SHEETS
                   September 30, 1996 and December 31, 1995
                               (Unaudited)

                                                            1996               1995
                                                                (In Thousands)
         CAPITALIZATION AND LIABILITIES
Capitalization:
  Common stock, no par value, authorized
    200,000,000 shares; issued and outstanding
    100 shares                                            $114,055           $114,055
  Paid-in capital                                        1,152,689          1,152,505
  Retained earnings                                        322,054            357,704
                                                        ----------         ----------
           Total common shareholder's equity             1,588,798          1,624,264
  Preference stock                                         150,000            150,000
  Preferred stock:
     Without sinking fund                                  136,444            136,444
     With sinking fund                                      77,460             87,654
  Long-term debt                                         2,030,294          2,175,471
                                                        ----------         ----------
           Total                                         3,982,996          4,173,833
                                                        ----------         ----------
Other Noncurrent Liabilities:
  Obligations under capital leases                          88,778            108,078
  Other                                                     75,904             78,245
                                                        ----------         ----------
           Total                                           164,682            186,323
                                                        ----------         ----------
Current Liabilities:
  Currently maturing long-term debt                        160,865            145,425
  Accounts payable:
    Associated companies                                    39,146             31,349
    Other                                                   92,823            136,528
  Customer deposits                                         24,479             21,983
  Taxes accrued                                             50,077             37,413
  Interest accrued                                          60,428             56,837
  Nuclear refueling reserve                                  8,544             22,627
  Obligations under capital leases                          39,343             37,773
  Other                                                     34,660             86,653
                                                        ----------         ----------
           Total                                           510,365            576,588
                                                        ----------         ----------
Deferred Credits:
  Accumulated deferred income taxes                      1,207,996          1,177,144
  Accumulated deferred investment tax credits              204,612            208,618
  Deferred River Bend finance charges                       39,778             58,047
  Other                                                    458,146            480,505
                                                        ----------         ----------
           Total                                         1,910,532          1,924,314
                                                        ----------         ----------
Commitments and Contingencies (Notes 1 and 2)

           TOTAL                                        $6,568,575         $6,861,058
                                                        ==========         ==========
See Notes to Financial Statements.


                            ENTERGY GULF STATES, INC.
                           STATEMENTS OF INCOME (LOSS)
        For the Three and Nine Months Ended September 30, 1996 and 1995
                                  (Unaudited)

                                                            Three Months Ended                  Nine Months Ended
                                                         1996               1995              1996              1995
                                                                              (In Thousands)
Operating Revenues:
  Electric                                             $572,040           $524,982        $1,501,707        $1,366,070
  Natural gas                                             4,946              3,210            26,685            17,654
  Steam products                                         15,144             12,095            45,936            35,518
                                                       --------           --------        ----------        ----------
        Total                                           592,130            540,287         1,574,328         1,419,242
                                                       --------           --------        ----------        ----------
Operating Expenses:
  Operation and maintenance:
    Fuel, fuel-related expenses, and
     gas purchased for resale                           171,451            149,535           413,917           391,364
    Purchased power                                      68,619             44,798           223,213           123,273
    Nuclear refueling outage expenses                     1,132              2,580             6,064             8,354
    Other operation and maintenance                     102,333             95,042           296,805           304,918
  Depreciation, amortization, and decommissioning        51,417             50,606           154,172           151,337
  Taxes other than income taxes                          26,837             26,951            78,376            77,082
  Income taxes                                           44,582             40,737            85,435            63,715
  Amortization of rate deferrals                         18,319             16,507            54,281            49,519
                                                       --------           --------        ----------        ----------
        Total                                           484,690            426,756         1,312,263         1,169,562
                                                       --------           --------        ----------        ----------
Operating Income                                        107,440            113,531           262,065           249,680
                                                       --------           --------        ----------        ----------
Other Income (Deductions):
  Allowance for equity funds used
    during construction                                     705                253             1,937               770
  Write-off of River Bend rate deferrals                      -                  -          (194,498)                -
  Miscellaneous - net                                    55,140              6,213            65,770            17,823
  Income taxes                                          (17,988)            (2,110)           (1,277)           (5,139)
                                                       --------           --------        ----------        ----------
        Total                                            37,857              4,356          (128,068)           13,454
                                                       --------           --------        ----------        ----------
Interest Charges:
  Interest on long-term debt                             44,583             47,426           137,547           144,053
  Other interest - net                                   10,349              2,588            12,258             4,681
  Allowance for borrowed funds used
    during construction                                    (600)              (239)           (1,656)             (700)
                                                       --------           --------        ----------        ----------
        Total                                            54,332             49,775           148,149           148,034
                                                       --------           --------        ----------        ----------
Net Income (Loss)                                        90,965             68,112           (14,152)          115,100

Preferred and Preference Stock
  Dividend Requirements and Other                         7,212              7,341            21,497            22,357
                                                       --------           --------        ----------        ----------
Earnings (Loss) Applicable to Common Stock              $83,753            $60,771          ($35,649)          $92,743
                                                       ========           ========        ==========        ==========
See Notes to Financial Statements.


                            ENTERGY GULF STATES, INC.
                            STATEMENTS OF CASH FLOWS
              For the Nine Months Ended September 30, 1996 and 1995
                                  (Unaudited)

                                                                     1996              1995
                                                                         (In Thousands)
  Net income (loss)                                                 ($14,152)         $115,100
  Noncash items included in net income (loss):
    Write-off of River Bend rate deferrals                           194,498                 -
    Change in rate deferrals                                          54,281            49,519
    Depreciation, amortization, and decommissioning                  154,172           151,337
    Deferred income taxes and investment tax credits                  86,063            69,060
    Allowance for equity funds used during construction               (1,937)             (770)
  Changes in working capital:
    Receivables                                                      (24,352)           41,808
    Fuel inventory                                                   (11,734)           (3,598)
    Accounts payable                                                 (35,908)          (21,476)
    Taxes accrued                                                     12,664            35,701
    Interest accrued                                                   3,591             4,254
    Reserve for rate refund                                                -           (51,268)
    Other working capital accounts                                  (123,596)          (53,032)
  Decommissioning trust contributions                                 (4,442)           (2,959)
  Provision for estimated losses and reserves                         (3,085)            7,417
  Other                                                              (22,663)            3,174
                                                                    --------          --------
    Net cash flow provided by operating activities                   263,400           344,267
                                                                    --------          --------
Investing Activities:
  Construction expenditures                                         (122,349)         (112,237)
  Allowance for equity funds used during construction                  1,937               770
  Nuclear fuel purchases                                             (22,193)                -
  Proceeds from sale/leaseback of nuclear fuel                        23,592                 -
                                                                    --------          --------
    Net cash flow used in investing activities                      (119,013)         (111,467)
                                                                    --------          --------
Financing Activities:
  Proceeds from the issuance of long-term debt                           780             2,277
  Retirement of:
    First mortgage bonds                                             (79,234)                -
    Other long-term debt                                             (50,425)          (50,425)
  Redemption of preferred and preference stock                       (10,179)           (4,850)
  Dividends paid on preferred and preference stock                   (21,328)          (22,208)
                                                                    --------          --------
    Net cash flow used in financing activities                      (160,386)          (75,206)
                                                                    --------          --------
Net increase (decrease) in cash and cash equivalents                 (15,999)          157,594

Cash and cash equivalents at beginning of period                     234,604           104,644
                                                                    --------          --------
Cash and cash equivalents at end of period                          $218,605          $262,238
                                                                    ========          ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest - net of amount capitalized                            $128,496          $136,526
    Income taxes                                                         $80              $288
  Noncash investing and financing activities:
    Change in unrealized appreciation (depreciation) of
      decommissioning trust assets                                     ($765)           $1,738

See Notes to Financial Statements.

                      ENTERGY GULF STATES, INC.
                    NOTES TO FINANCIAL STATEMENTS
                             (Unaudited)

NOTE 1.  COMMITMENTS AND CONTINGENCIES

Cajun - River Bend

      The Company and Cajun, respectively, own 70% and 30% undivided interests in River Bend (operated by the Company), and 42% and 58% undivided interests in Big Cajun 2, Unit 3 (operated by Cajun). These relationships have spawned a number of long-standing disputes and claims between the parties. An agreement setting forth terms for the resolution of all such disputes has been reached by the Company, the Cajun bankruptcy trustee, and the RUS ,and approved by the United States District Court for the Middle District of Louisiana (District Court) on August 26, 1996 (Cajun Settlement). On September 6, 1996, the Committee of Unsecured Creditors in the Cajun bankruptcy proceeding filed a Notice of Appeal to the United States Court of Appeals for the Fifth Circuit (Fifth Circuit), objecting that the order approving the settlement was separate from the approval of a plan of reorganization and therefore, improper. The Cajun Settlement is subject to this appeal and approvals by the appropriate regulatory agencies. Management believes that it is probable that the Cajun Settlement will ultimately be approved and consummated.

      The Cajun Settlement resolved Cajun's civil action against the Company in which Cajun sought to rescind or terminate the Joint Ownership Participation and Operating Agreement (Operating Agreement) entered into on August 28, 1979, relating to River Bend. In that suit, Cajun also sought to recover its alleged $1.6 billion investment in the unit plus attorneys' fees, interest, and costs. A trial on the portion of the suit by Cajun to rescind the Operating Agreement was completed in March 1995. On October 24, 1995, the District Court issued a memorandum opinion rejecting Cajun's fraud claims and denying rescission. An appeal to the Fifth Circuit by the Cajun bankruptcy trustee was stayed pending the Court's trial of the breach of contract phase of the case. The Cajun Settlement resolves both the issues on appeal and the breach of contract claims which have not been tried.

      In 1992, two member cooperatives of Cajun brought an additional independent action to declare the Operating Agreement null and void, based upon the Company's failure to get prior LPSC approval alleged to be necessary. Prior to the bankruptcy proceedings, Cajun intervened as a plaintiff in this action. The nullity claim of Cajun in this action is encompassed in the Cajun Settlement. The Company believes the suits are without merit and believes these cases are resolved by the Cajun Settlement.

      The Cajun Settlement, agreed to in principle on April 26, 1996, by the Company, the Cajun bankruptcy trustee, and the RUS, Cajun's largest creditor, was approved by the District Court on August 26, 1996. The terms include, but are not limited to, the following: (i) Cajun's interest in River Bend will be turned over to the RUS, which will have the option to retain the interest, sell it to a third party, or transfer it to the Company at no cost; (ii) Cajun will set aside a total of $125 million for its share of the decommissioning costs of River Bend; (iii) Cajun will transfer certain transmission assets to the Company; (iv) Cajun will settle transmission disputes and be released from claims for payment under transmission arrangements with the Company as discussed under "Cajun - Transmission Service" below; (v) all funds paid by the Company into the registry of the District Court will be returned to the Company;
(vi) Cajun will be released from its unpaid past, present, and future liability for River Bend costs and expenses; and (vii) all litigation between Cajun and the Company will be dismissed. Based on the District Court's approval of the Cajun Settlement, the litigation accrual established in 1994 for possible losses associated with the Cajun-River Bend litigation was reversed in September 1996.

      Cajun has not paid its full share of capital costs, operating and maintenance expenses, and other costs for repairs and improvements to River Bend since 1992. Cajun's unpaid portion of River Bend operating and maintenance expenses (including nuclear fuel) and capital costs for the nine months ended September 30, 1996, was approximately $42.9 million. The cumulative cost to the Company resulting from Cajun's failure to pay its full share of River Bend-related costs, reduced by the proceeds from the sale by the Company of Cajun's share of River Bend power, and payments into the registry of the District Court for the Company's portion of expenses for Big Cajun 2, Unit 3, was $17.0 million as of September 30, 1996, compared with $31.1 million as of December 31, 1995. Cajun's unpaid portion of the River Bend related costs is reflected in long-term receivables with an offsetting reserve in other deferred credits. As discussed above, the Cajun Settlement will conclude all disputes regarding the non-payment by Cajun operating and maintenance expenses. Cajun continues to pay its share of decommissioning costs for River Bend.

      In its bankruptcy proceedings, Cajun filed a motion on January 10, 1995, to reject the Operating Agreement as a burdensome executory contract. The Company responded on January 10, 1995, with a memorandum opposing Cajun's motion. As discussed above, this matter will be ended as a result of the Cajun Settlement.

      On March 8, 1996, Southwestern Electric Power Company (SWEPCO), the Company, and certain member cooperatives of Cajun filed with the Bankruptcy Court a joint proposal to bring an end to the Cajun bankruptcy proceeding. The proposal was submitted in response to a bid procedure established by the Cajun bankruptcy trustee. On April 19, 1996, SWEPCO, the Company, and certain Cajun member cooperatives filed a separate plan of reorganization with the court based upon their earlier proposal. On April 22, 1996, the Cajun bankruptcy trustee filed a plan of reorganization with the Bankruptcy Court based on the proposal of two non-affiliated companies to take over the non-nuclear operations of Cajun. All of the plans of reorganization submitted to the Bankruptcy Court have incorporated the Cajun Settlement as an integral condition to the effectiveness of their plan. The timing and completion of the reorganization plan depends on Bankruptcy Court approval and any required regulatory approvals.

      See  Note  8 in the Annual Financial Statements  for additional
information  regarding  the  Cajun  litigation,  Cajun's   bankruptcy
proceedings, and related filings.

Cajun - Transmission Service

      The Company and Cajun are parties to FERC proceedings relating to transmission service charge disputes. As discussed above, these disputes will end upon the implementation of the Cajun Settlement. See Note 8 in the Annual Financial Statements for additional information regarding these FERC proceedings and FERC orders issued as a result of such proceedings.

      Under the Company's interpretation of a 1992 FERC order, as modified by FERC's orders issued on August 3, 1995, and October 2, 1995, and as agreed to by the Cajun bankruptcy trustee, Cajun would owe the Company approximately $68.8 million as of September 30, 1996. The Company further estimates that if it were to prevail in its May 1992 motion for rehearing and on certain other issues decided adversely to the Company in the February 1995, August 1995, and October 1995 FERC orders, which the Company has appealed, Cajun would owe the Company approximately $154.1 million as of September 30, 1996. If Cajun were to prevail in its May 1992 motion for rehearing to FERC, and if the Company were not to prevail in its May 1992 motion for rehearing to FERC, and if Cajun were to prevail in appealing FERC's August and October 1995 orders, the Company estimates it would owe Cajun approximately $107.6 million as of September 30, 1996. The above amounts are exclusive of a $7.3 million payment by Cajun on December 31, 1990, which the parties agreed to apply to the disputed transmission service charges. Pending FERC's ruling on the May 1992 motions for rehearing, the Company has continued to bill Cajun utilizing the historical billing methodology and has recorded underpaid transmission charges, including interest, in the amount of $142.3 million as of September 30, 1996. This amount is reflected in long-term receivables with an offsetting reserve in other deferred credits. FERC has determined that the collection of the pre-petition debt of Cajun is an issue properly decided in the bankruptcy proceeding. Refer to "Cajun - River Bend" above for a discussion of the Cajun Settlement.

Capital Requirements and Financing

      See Note 8 in the Annual Financial Statements for information on the Company's construction expenditures (excluding nuclear fuel), and long-term debt & preferred stock maturities and cash sinking fund requirements for the period 1996-1998.

Nuclear Insurance, Spent Nuclear Fuel, and Decommissioning Costs

      See Note 8 in the Annual Financial Statements for information on nuclear liability, property and replacement power insurance, related NRC regulations, the disposal of spent nuclear fuel, other high-level radioactive waste, and decommissioning costs associated with River Bend.

       The Commission has questioned certain of the financial accounting practices of the electric utility industry regarding the recognition, measurement, and classification of decommissioning costs for nuclear plants in the financial statements of electric utilities. In response to these questions, the FASB has been reviewing the accounting for decommissioning and has expanded the scope of its review to include liabilities related to the closure and removal of all long-lived assets. An exposure draft of the proposed SFAS (which proposed a 1997 effective date) was issued in February 1996. The proposed SFAS would require measurement of the liability for closure and removal of long-lived assets (including decommissioning) based on discounted future cash flows. Those future cash flows should be determined by estimating current costs and adjusting for inflation, efficiencies that may be gained from experience with similar activities, and consideration of reasonable future advances in technology. It would also require that changes in the decommissioning/closure cost liability resulting from changes in assumptions be recognized with a corresponding adjustment to the plant asset, and depreciation should be revised prospectively. The proposed SFAS states that the initial recognition of the decommissioning/closure cost liability would result in an asset that should be presented with other plant costs on the financial statements because the cost of decommissioning/closing the plant would be recognized as part of the total cost of the plant asset. In addition, there would be a regulatory asset recognized on the financial statements to the extent the initial decommissioning/closure liability has increased due to the passage of time, and such costs are probable of future recovery.

    After receiving comments on the exposure draft, the FASB has decided that the effective date for the proposed SFAS will be later than 1997, although a final effective date has not yet been announced. If current electric utility industry accounting practices with respect to nuclear decommissioning and other closure costs are changed, annual provisions for such costs could increase, the estimated cost for decommissioning/closure could be recorded as a liability rather than as accumulated depreciation, and trust fund income from decommissioning trusts could be reported as investment income rather than as a reduction to decommissioning expense.

Environmental Issues

      The Company has been designated as a potentially responsible party for the clean-up of certain hazardous waste disposal sites. The Company is currently negotiating with the EPA and state authorities regarding the clean-up of certain of these sites.

    Through September 30, 1996, $8.2 million has been expended on the clean-up. As of September 30, 1996, a remaining recorded liability of $21.5 million existed relating to the clean-up of the sites at which the Company has been designated a potentially responsible party.


NOTE 2.  RATE AND REGULATORY MATTERS

River Bend

      In May 1988, the PUCT granted the Company a permanent increase in annual revenues of $59.9 million resulting from the inclusion in rate base of approximately $1.6 billion of company-wide River Bend plant investment and approximately $182 million of related Texas retail jurisdiction deferred River Bend costs (Allowed Deferrals). In addition, the PUCT disallowed as imprudent $63.5 million of company-wide River Bend plant costs and placed in abeyance, with no finding as to prudence, approximately $1.4 billion of company-wide River Bend plant investment and approximately $157 million of Texas retail jurisdiction deferred River Bend operating and carrying costs (Abeyed Deferrals).

      As discussed in Note 2 in the Annual Financial Statements , various appeals of the PUCT's order have been filed (Rate Appeal).
The Company filed an appeal with the Texas Supreme Court and, on February 9, 1996, the Texas Supreme Court agreed to hear the appeal. Oral arguments were held on March 19, 1996. The timing of a decision by the Texas Supreme Court is not certain.

      As of September 30, 1996, the River Bend plant costs disallowed for retail ratemaking purposes in Texas and the River Bend plant costs held in abeyance totaled (net of taxes and depreciation) approximately $12 million and $268 million, respectively. Allowed Deferrals were approximately $78 million, net of taxes and amortization, as of September 30, 1996. The Company estimates it has collected approximately $199 million of revenues as of September 30, 1996, as a result of the originally ordered rate treatment by the PUCT of these deferred costs. If recovery of the Allowed Deferrals is not upheld, future revenues based thereon could be lost, and no assurance can be given as to whether or not refunds to customers of revenue received based upon such deferred costs would be required.

      During the first quarter of 1996, the Company wrote off Abeyed Deferrals of $169 million, net of tax, in accordance with SFAS 121, which became effective January 1, 1996, but it has made no write-offs or reserves for the River Bend plant-related costs. A general remand by the Texas Supreme Court in the Rate Appeal would enable the Company to seek recovery of the Abeyed Deferrals. Based on advice from Clark, Thomas & Winters, A Professional Corporation, legal counsel of record in the Rate Appeal, management believes that it is reasonably possible that the case will be remanded to the PUCT and that the PUCT will be allowed to rule on the prudence of the abeyed River Bend plant costs. Management and legal counsel are unable to predict the amount, if any, of abeyed and previously disallowed River Bend plant costs that ultimately might be disallowed by the PUCT. As of September 30, 1996, a net of tax write-off of up to $280 million could be required if the PUCT ultimately issues an adverse ruling on the abeyed and disallowed plant costs.

      The following factors support management's position that a loss contingency requiring accrual has not occurred, and its belief that all, or substantially all, of the abeyed plant costs will ultimately be recovered:

     1. The $1.4 billion of abeyed River Bend plant costs have never been ruled imprudent and disallowed by the PUCT;
     2. Analysis by Sandlin Associates, which supports the prudence of substantially all of the abeyed construction costs;
     3. Historical inclusion by the PUCT of prudent construction costs in rate base; and
     4. The analysis of the Company's internal legal staff, which has considerable experience in Texas rate case litigation.

      Additionally, based on advice from Clark, Thomas & Winters, management believes that it is reasonably possible that the Allowed Deferrals will continue to be recovered in rates, and that it is reasonably possible that the Abeyed Deferrals will be recovered in rates to the extent that the $1.4 billion of abeyed River Bend plant is recovered.

Filings with the LPSC

      See Note 2 in the Annual Financial Statements for a discussion of the Company's required earnings analysis filing with the LPSC for the test year preceding the Merger (1993). The Company appealed to the Louisiana Supreme Court the 1994 LPSC order for an annual rate reduction of $12.7 million. During the appeal, the Company's preliminary injunction from the appropriate state District Court, relating to the $8.3 million earnings effect of a 1994 change in accounting for unbilled revenues, remained in effect. On July 2, 1996, the Louisiana Supreme Court ruled on the appeal. The Court found that the LPSC ruled incorrectly on the treatment of the initial balance of unbilled revenues and the revenue annualization adjustment. As a result, the Company will not be required to refund the $8.3 million. The case, which included other disputed matters, was remanded to the LPSC for further proceedings.

      On May 31, 1995, the Company filed its second required post-Merger earnings analysis with the LPSC. Hearings on this review were held in December 1995. On October 4, 1996, the LPSC issued an order requiring a $33.3 million annual base rate reduction and a $9.6 million refund. One component of the rate reduction removes from base rates approximately $13.4 million annually of costs that will be recovered in the future through the fuel adjustment clause. On October 23, 1996, the Company obtained an injunction to stay this order, except insofar as the order requires the $13.4 million reduction, which the Company has agreed to implement. The Company plans to appeal the order to the appropriate state District Court. In addition, the LPSC order provides for the recovery of $6.8 million annually related to certain gas transportation and storage facilities costs (see "LPSC Fuel Cost Review" below).

      On May 31, 1996, the Company filed its third required post-Merger earnings analysis with the LPSC. Based on this earnings filing, on June 1, 1996, a $5.3 million annual rate reduction went into effect. Hearings on this filing are scheduled for December 1996.

Filings with the PUCT

      On December 6, 1995, the Company filed a petition with the PUCT for reconciliation of fuel and purchased power expenses for the period January 1, 1994, through June 30, 1995. The Company believes that there was an under-recovered fuel balance, including interest, of $22.4 million as of June 1995. Hearings began in September 1996, and a final action by the PUCT is not expected until January 1997. Management is unable to predict the final outcome of this proceeding.

     In accordance with the Merger agreement, the Company is required to file a rate proceeding with the PUCT in November 1996. However, in April 1996, certain cities served by the Company (Cities) instituted investigations of the reasonableness of the Company's rates. In May 1996, the Cities agreed to forego their investigation based on the assurance that any rate decrease ordered in the November 1996 filing will be retroactive to June 1, 1996, and accrue interest until refunded. The agreement further provides that no base rate increase will be retroactive.

LPSC Fuel Cost Review

      See Note 2 in the Annual Financial Statements for a discussion of the LPSC's review of the Company's fuel costs for the period October 1988 through September 1991 (Phase I) and the Company's subsequent appeal of $13.9 million of fuel costs disallowed by the LPSC. On April 15, 1996, the appropriate state District Court affirmed the LPSC decision. The Company has appealed this decision to the Louisiana Supreme Court. The Company has reached a settlement with the LPSC on one of the components of the disallowed fuel costs. See "October 1996 LPSC Settlement" below.

      In September 1996, the LPSC completed the second phase of their review of the Company's fuel costs, which review covered the period October 1991 through December 1994 (Phase II). On October 7, 1996, the LPSC issued an order requiring a $34.2 million refund. The ordered refund includes a disallowance of $14.3 million of capital costs (including interest) related to certain gas transportation and storage facilities, which were recovered through the fuel clause. However, the LPSC order provides that the Company may recover these costs in the future through base rates by establishing a regulatory asset. As discussed above, the LPSC order in the second post-Merger earnings analysis provides for the recovery of $6.8 million annually related to gas transportation and storage facilities costs through base rates. On October 23, 1996, the Company received an injunction to stay this order, except insofar as the order requires the $14.3 million refund, and plans to appeal the order to the appropriate state District Court. See "October 1996 LPSC Settlement" below.

October 1996 LPSC Settlement

      In October 1996, the Company and the LPSC reached an agreement whereby the Company agreed to (i) refund certain capital costs related to gas transportation and storage facilities that were at issue in the Phase I and Phase II fuel cost reviews and (ii) refund similar costs recovered subsequent to the Phase II fuel cost review. This will result in a total refund to customers of approximately $32.1 million including interest. In the future, the Company will be permitted to recover through base rates the capital costs related to such gas transportation and storage facilities. As a part of the settlement, which covered post-Phase II costs of such facilities in addition to the costs addressed by the LPSC's order for the second post-Merger earnings analysis, the Company will be permitted to recover through base rates $1.3 million annually in addition to the $6.8 million annual recovery discussed above for a total annual recovery of $8.1 million. The settlement provides that this amount will be applied as an offset against a refund, if any, required by a final judgment in the Company's appeal of the second post-Merger earnings review order.

NOTE 3.  LONG-TERM DEBT

      On November 1, 1996, the Company retired $75 million of its 6.67% Series First Mortgage Bonds upon maturity.


NOTE 4.   RESTRUCTURING COSTS

      In 1994 and 1995, Entergy Corporation and its subsidiaries, including the Company, implemented various restructuring programs to reduce the number of employees and consolidate offices and facilities. The programs were designed to reduce costs and improve operating efficiencies in order to enable Entergy and its subsidiaries to become low-cost producers. The liability as of December 31, 1995, the adjustments made in 1996, the payments made in 1996 and the liability as of September 30, 1996, were $5.4 million, $.8 million, $5.2 million and $1.0 million, respectively

     The restructuring charges shown above primarily include employee severance costs related to the expected termination of approximately 625 employees in various groups. As of September 30, 1996, approximately 650 employees had either been terminated or accepted voluntary separation packages under the restructuring plan.


NOTE 5.  ACCOUNTING ISSUES

      New Accounting Standard - In March 1995, the FASB issued SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", which became effective January 1,
1996.   This  statement describes circumstances which may  result  in
assets  being  impaired,  in  addition  to  providing  criteria   for
recognition  and  measurement  of asset  impairment.   In  the  first
quarter of 1996, the Company's regulatory assets of $169 million (net of tax) related to Texas retail deferred River Bend operating and carrying costs and $5 million (net of tax) related to Louisiana retail deferred River Bend operating costs were written off under the
provisions  of  SFAS  121.   See  Note  1  in  the  Annual  Financial
Statements   for  additional  details  regarding  other  assets   and
operations potentially impacted in the future by the requirements of SFAS 121 and the process for periodically reviewing those assets and operations for impairment.

      In the opinion of the Company the accompanying unaudited condensed financial statements contain all adjustments (consisting primarily of normal recurring accruals and reclassifying previously reported amounts to conform to current classifications) necessary for a fair statement of the results for the interim periods presented. However, the business of the Company is subject to seasonal fluctuations, with the peak period occurring during the summer months. The results for the interim periods presented should not be used as a basis for estimating results of operations for a full year.

No  person  has  been authorized  to
give any information or to make  any
representations  other  than   those   3,400,000 Preferred Securities
contained  in this Prospectus,  and,
if  given  or made, such information
or   representations  must  not   be         ENTERGY GULF STATES
relied    upon   as   having    been
authorized.   This  Prospectus  does              CAPITAL I
not constitute an offer to sell or a
solicitation of an offer to buy  any
securities other than the securities               _____%
described in this Prospectus  or  an
offer to sell or the solicitation of        Cumulative Quarterly
an  offer to buy such securities  in    Income Preferred Securities,
any   circumstances  in  which  such         Series A (QUIPSsm)
offer  or  solicitation is unlawful.
Neither   the   delivery   of   this      fully and unconditionally
Prospectus   nor   any   sale   made             guaranteed
hereunder    shall,    under     any
circumstances,      create       any       as set forth herein by
implication that there has  been  no
change in the affairs of the Company      ENTERGY GULF STATES, INC.
since  the date hereof or  that  the
information  contained   herein   is
correct as of any time subsequent to        ____________________
its date.
                                                 PROSPECTUS
TABLE OF CONTENTS                           ____________________

  Available Information............         Goldman, Sachs & Co.
  Incorporation of Certain Documents        ____________________
   by Reference....................
  Risk Factors.....................         ____________________
  The Company......................
  Entergy Gulf States Capital I....        Representatives of the
  Ratio of Earnings to Fixed Charges            Underwriters
  Selected Financial Data...........

Capitalization......................
  Management's Financial Discussion
  and Analysis.............
  Accounting Treatment..............
  Use of Proceeds...................
  Description of the Preferred
    Securities......................
  Description of the
Guarantee...........................
  Description of the Junior
    Subordinated Debentures.........
  Relationship Among the Preferred
    Securities, the Junior..........
    Subordinated Debentures and the
    Guarantee.......................
  Certain United States Federal
    Income Tax Considerations.......
  Underwriting......................
  Experts...........................
  Legal Opinions....................
  Index to the Financial Statements.

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.


 Filing Fees-Securities and Exchange Commission:
     Registration Statement                               $ 25,758
 *Rating Agencies' fees                                     25,000
 *Trustees' fees                                             6,000
 *Fees of Company's Counsel:
     Richards, Layton & Finger, P.A........                 35,000
     Reid & Priest LLP                                      50,000
 *Fees of Entergy Services, Inc.                            35,000
 *Accounting fees                                           12,000
 *Printing and engraving costs                              60,000
 *Miscellaneous expenses (including Blue-Sky expenses)      20,000
                                                          --------
                         *Total Expenses                  $268,758
                                                          ========
___________________
*Estimated


Item 15.  Indemnification of Directors and Officers.

      The Company has insurance covering its expenditures which might arise in connection with its lawful indemnification of its directors and officers for certain of their liabilities and expenses. Directors and officers of the Company also have insurance which insures them against certain other liabilities and expenses. The corporation laws of Texas permit indemnification of directors and officers in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the "Securities Act"), and under the Company's
Restated Articles of Incorporation, its officers and directors may generally be indemnified to the full extent of such laws.

Item 16.  Exhibits.


    ***1.01 Form   of   Underwriting   Agreement   relating   to
            Preferred Securities.
     **4.01 Restated  Articles of Incorporation of  the  Company
            and   amendments  thereto  through  April  22,  1996
            (filed as Exhibit 3(b) to the Form 10-Q of the company for the quarter ended March 31, 1996 in 1-
            2703).
     **4.02 By-Laws of the Company as amended effective May 5, 1994, and as presently in effect (filed as Exhibit A-12 in 70-8059).
    ***4.03 Form of Indenture for Unsecured Subordinated Debt
            Securities relating to Trust Securities.
    ***4.04 Certificate of Trust of Entergy Gulf States  Capital
            I.
    ***4.05 Trust Agreement of Entergy Gulf States Capital I. ***4.06 Form of Amended and Restated Trust Agreement of
            Entergy Gulf States Capital I.
    ***4.07 Form  of  Preferred Security Certificate of  Entergy
            Gulf  States  Capital I (included as  Exhibit  D  of
            Exhibit 4.06 hereto).
    ***4.08 Form  of  Guarantee Agreement in respect of  Entergy
            Gulf States Capital I.
    ***4.09 Form of Officer's Certificate establishing terms of Junior Subordinated Debentures (including form of Junior Subordinated Debenture)
    ***4.10 Form of Expense Agreement in respect of Entergy
            Gulf States Capital I (included as Exhibit C of
            Exhibit 4.06 hereto).
    ***5.01 Opinion of Laurence M. Hamric, General Attorney -
            Corporate and Securities of Entergy Services, Inc., relating to the validity of the Junior Subordinated Debentures and the Guarantee.
    ***5.02 Opinion of Richards, Layton & Finger, P.A., special
            Delaware counsel, relating to the validity of the Preferred Securities of Entergy Gulf States Capital I.
    ***5.03 Opinion of Reid & Priest LLP, relating to the validity of the Junior Subordinated Debentures and the Guarantees.
    ***8.01 Opinion of Reid & Priest LLP, as to United States tax matters (included in Exhibit 5.03 hereto).

    **10.01 Guaranty Agreement, dated July 1, 1976, between GSU and American Bank and Trust Company (C and D to
            Form 8-K, dated August 6, 1976 in 1-2703).
    **10.02 Lease of Railroad Equipment, dated as of December
            1, 1981, between The Connecticut Bank and Trust
            Company as Lessor and GSU as Lessee and First Supplement, dated as of December 31, 1981, relating to 605 One Hundred-Ton Unit Train Steel Coal Porter Cars (4-12 to Form 10-K for the year ended December
            31, 1981 in 1-2703).
    **10.03 Guaranty Agreement, dated August 1, 1992, between
            GSU and Hibernia National Bank, relating to
            Pollution Control Revenue Refunding Bonds of the Industrial Development Board of the Parish of Calcasieu, Inc. (Louisiana) (10-1 to Form 10-K for
            the year ended December 31, 1992 in 1-2703).
    **10.04 Guaranty Agreement, dated January 1, 1993, between
            GSU and Hancock Bank of Louisiana, relating to Pollution Control Revenue Refunding Bonds of the
            Parish of Pointe Coupee (Louisiana) (10-2 to Form
            10-K for the year ended December 31, 1992 in 1-
            2703).
    **10.05 Deposit Agreement, dated as of December 1, 1983
            between GSU, Morgan Guaranty Trust Co. as
            Depository    and the Holders of Despository Receipts,
            relating to the Issue of 900,000 Depositary
            Preferred Shares, each representing 1/2 share of Adjustable Rate Cumulative Preferred Stock, Series E-$100 Par Value (4-17 to Form 10-K for the year ended December 31, 1983 in 1-2703).
    **10.06 Letter of Credit and Reimbursement Agreement, dated
            December 27, 1985, between GSU and   Westpac    Banking
            Corporation relating to Variable Rate Demand
            Pollution Control Revenue Bonds of the Parish of
            West Feliciana, State of Louisiana, Series 1985-D
            (4-26 to Form 10-K for the year ended December 31,
            1985 in 1-2703) and Letter Agreement amending same dated October 20, 1992 (10-3 to Form 10-K for the year ended December 31, 1992 in 1-2703).
    **10.07 Reimbursement and Loan Agreement, dated as of April
            23, 1986, by and between GSU and The Long-Term
            Credit Bank of Japan, Ltd., relating to Multiple
            Rate Demand Pollution Control Revenue Bonds of the Parish of West Feliciana, State of Louisiana,
            Series 1985 (4-26 to Form 10-K, for the year ended December 31, 1986 in 1-2703) and Letter Agreement amending same, dated February 19, 1993 (10 to Form
            10-K for the year ended December 31, 1992 in 1-
            2703).
    **10.08 Agreement effective February 1, 1964, between
            Sabine River Authority, State of Louisiana, and
            Sabine River Authority of Texas, and GSU, Central Louisiana Electric Company, Inc., and Louisiana
            Power & Light Company, as supplemented (B to Form 8-
            K, dated May 6, 1964, A to Form 8-K, dated October
            5, 1967, A to Form 8-K, dated May 5, 1969, and A to Form 8-K, dated December 1, 1969, in 1-2708).
    **10.09 Joint Ownership Participation and Operating
            Agreement regarding River Bend Unit 1 Nuclear
            Plant, dated August 20, 1979, between GSU, Cajun,
            and SRG&T; Power Interconnection Agreement with
            Cajun, dated June 26, 1978, and approved by the REA
            on August 16, 1979, between GSU and Cajun; and
            Letter Agreement regarding CEPCO buybacks, dated
            August 28, 1979, between GSU and Cajun (2, 3, and
            4, respectively, to Form 8-K, dated September 7,
            1979, in 1-2703).
    **10.10 Ground Lease, dated August 15, 1980, between
            Statmont Associates Limited Partnership (Statmont)
            and GSU, as amended (3 to Form 8-K, dated August
            19, 1980, and A-3-b to Form 10-Q for the quarter
            ended September 30, 1983 in 1-2703).
    **10.11 Lease and Sublease Agreement, dated August 15,
            1980, between Statmont and GSU, as amended (4 to
            Form 8-K, dated August 19, 1980, and A-3-c to Form
            10-Q for the quarter ended September 30, 1983 in 1-
            2703).
    **10.12 Lease Agreement, dated September 18, 1980, between
            BLC Corporation and GSU (1 to Form 8-K, dated
            October 6, 1980 in 1-2703).
    **10.13 Joint Ownership Participation and Operating
            Agreement for Big Cajun, between GSU, Cajun
            Electric Power Cooperative, Inc., and Sam Rayburn
            G&T, Inc, dated November 14, 1980 (6 to Form 8-K,
            dated January 29, 1981 in 1-2703); Amendment No. 1, dated December 12, 1980 (7 to Form 8-K, dated
            January 29, 1981 in 1-2703); Amendment No. 2, dated December 29, 1980 (8 to Form 8-K, dated January 29, 1981 in 1-2703).
    **10.14 Agreement of Joint Ownership Participation between
            SRMPA, SRG&T and GSU, dated June 6, 1980, for
            Nelson Station, Coal Unit #6, as amended (8 to Form 8-K, dated June 11, 1980, A-2-b to Form 10-Q For the quarter ended June 30, 1982; and 10-1 to Form 8-
            K, dated February 19, 1988 in 1-2703).
    **10.15 Agreements between Southern Company and GSU, dated
            February 25, 1982, which cover the construction of
            a 140-mile transmission line to connect the two systems, purchase of power and use of transmission facilities (10-31 to Form 10-K, for the year ended December 31, 1981 in 1-2703).
    **10.16 Executive Income Security Plan, effective October
            1, 1980, as amended, continued and completely
            restated effective as of March 1, 1991 (10-2 to
            Form 10-K for the year ended December 31, 1991 in 1-
            2703).
    **10.17 Transmission Facilities Agreement between GSU and
            Mississippi Power Company, dated February 28, 1982,
            and Amendment, dated May 12, 1982 (A-2-c to Form 10-
            Q for the quarter ended March 31, 1982 in 1-2703)
            and Amendment, dated December 6, 1983 (10-43 to
            Form 10-K, for the year ended December 31, 1983 in
            1-2703).
    **10.18 Lease Agreement dated as of June 29, 1983, between
            GSU and City National Bank of Baton Rouge, as Owner Trustee, in connection with the leasing of a
            Simulator and Training Center for River Bend Unit 1 (A-2-a to Form 10-Q for the quarter ended June 30,
            1983 in 1-2703) and Amendment, dated December 14,
            1984 (10-55 to Form 10-K, for the year ended
            December 31, 1984 in 1-2703).
    **10.19 Participation Agreement, dated as of June 29, 1983, among GSU, City National Bank of Baton Rouge, PruFunding, Inc. Bank of the Southwest National Association, Houston and Bankers Life Company, in connection with the leasing of a Simulator and
            Training Center of River Bend Unit 1 (A-2-b to Form 10-Q for the quarter ended June 30, 1983 in 1-
            2703).
    **10.20 Tax Indemnity Agreement, dated as of June 29, 1983, between GSU and PruFunding, Inc., in connection
            with the leasing of a Simulator and Training Center
            for River Bend Unit I (A-2-c to Form 10-Q for the quarter ended June 30, 1993 in 1-2703).
    **10.21 Agreement to Lease, dated as of August 28, 1985,
            among GSU, City National Bank of Baton Rouge, as
            Owner Trustee, and Prudential Interfunding Corp.,
            as Trustor, in connection with the leasing of improvement to a Simulator and Training Facility for River Bend Unit I (10-69 to Form 10-K, for the
            year ended December 31, 1985 in 1-2703).
    **10.22 First Amended Power Sales Agreement, dated December
            1, 1985 between Sabine River Authority, State of Louisiana, and Sabine River Authority, State of
            Texas, and GSU, Central Louisiana Electric Co.,
            Inc., and Louisiana Power and Light Company (10-72
            to Form 10-K for the year ended December 31, 1985
            in 1-2703).
    **10.23 Deferred Compensation Plan for Directors of GSU and
            Varibus Corporation, as amended January 8, 1987,
            and effective January 1, 1987 (10-77 to Form 10-K
            for the year ended December 31, 1986 in 1-2703). Amendment dated December 4, 1991 (10-3 to Amendment
            No. 8 in Registration No. 2-76551).
    **10.24 Trust Agreement for Deferred Payments to be made by
            GSU pursuant to the Executive Income Security Plan,
            by and between GSU and Bankers Trust Company,
            effective November 1, 1986 (10-78 to Form 10-K for
            the year ended December 31, 1986 in 1-2703).
    **10.25 Trust Agreement for Deferred Installments under
            GSU's Management Incentive Compensation Plan and Administrative Guidelines by and between GSU and Bankers Trust Company, effective June 1, 1986 (10-
            79 to Form 10-K for the year ended December 31,
            1986 in 1-2703).
    **10.26 Nonqualified Deferred Compensation Plan for
            Officers, Nonemployee Directors and Designated Key Employees, effective December 1, 1985, as amended, continued and completely restated effective as of
            March 1, 1991 (10-3 to Amendment No. 8 in
            Registration No. 2-76551).
    **10.27 Trust Agreement for GSU's Nonqualified Directors
            and Designated Key Employees by and between GSU and First City Bank, Texas-Beaumont, N.A. (now Texas Commerce Bank), effective July 1, 1991 (10-4 to
            Form 10-K for the year ended December 31, 1992 in 1-
            2703).
    **10.28 Lease Agreement, dated as of June 29, 1987, among
            GSG&T, Inc., and GSU related to the leaseback of
            the Lewis Creek generating station (10-83 to Form
            10-K for the year ended December 31, 1988 in 1-
            2703).
    **10.29 Nuclear Fuel Lease Agreement between GSU and River
            Bend Fuel Services, Inc. to lease the fuel for
            River Bend Unit 1, dated February 7, 1989 (10-64 to Form 10-K for the year ended December 31, 1988 in 1-
            2703).
    **10.30 Trust and Investment Management Agreement between
            GSU and Morgan Guaranty and Trust Company of New
            York (the "Decommissioning Trust Agreement) with respect to decommissioning funds authorized to be collected by GSU, dated March 15, 1989 (10-66 to
            Form 10-K for the year ended December 31, 1988 in 1-
            2703).
    **10.31 Amendment No. 2 dated November 1, 1995 between GSU and Mellon Bank to Decommissioning Trust Agreement. **10.32 Credit Agreement, dated as of December 29, 1993, among River Bend Fuel Services, Inc. and Certain Commercial Lending Institutions and CIBC Inc. as
            Agent for the Lenders ((d) 34 to Form 10-K for year ended December 31, 1994).
    **10.33 Amendment No. 1 dated as of January 31, to Credit
            Agreement, dated as of December 31, 1993, among
            River Bend Fuel Services, Inc. and certain
            commercial lending institutions and CIBC Inc. as
            agent for Lenders.
    **10.34 Partnership Agreement by and among Conoco Inc., and
            GSU, CITGO Petroleum Corporation and Vista Chemical Company, dated April 28, 1988 (10-67 to Form 10-K for the year ended December 31, 1988 in 1-2703). **10.35 Gulf States Utilities Company Executive Continuity
            Plan, dated January 18, 1991 (10-6 to Form 10-K for
            the year ended December 31, 1990 in 1-2703).
    **10.36 Trust Agreement for GSU's Executive Continuity
            Plan, by and between GSU and First City Bank, Texas-Beaumont, N.A. (now Texas Commerce Bank), effective
            May 20, 1991 (10-5 to Form 10-K for the year ended December 31, 1992 in 1-2703).
    **10.37 Gulf States Utilities Board of Directors'
            Retirement Plan, dated February 15, 1991 (10-8 to
            Form 10-K for the year ended December 31, 1990 in 1-
            2703).
    **10.38 Gulf States Utilities Company Employees' Trustee
            Retirement Plan effective July 1, 1955 as amended, continued and completely restated effective January
            1, 1989; and Amendment No.1 effective January 1,
            1993 (10-6 to Form 10-K for the year ended December
            31, 1992 in 1-2703).
    **10.39 Agreement and Plan of Reorganization, dated June 5,
            1992, between GSU and Entergy Corporation (2 to
            Form 8-K, dated June 8, 1992 in 1-2703).
    **10.40 Gulf States Utilities Company Employee Stock
            Ownership Plan, as amended, continued, and
            completely restated effective January 1, 1984, and January 1, 1985 (A to Form 11-K, dated December 31, 1985 in 1-2703).
    **10.41 Trust Agreement under the Gulf States Utilities
            Company Employee Stock Ownership Plan, dated
            December 30, 1976, between GSU and the Louisiana National Bank, as Trustee (2-A to Registration No. 2-62395).
    **10.42 Letter Agreement dated September 7, 1977 between
            GSU and the Trustee, delegating certain of the Trustee's functions to the ESOP Committee (2-B to Registration Statement No. 2-62395).
    **10.43 Gulf States Utilities Company Employees Thrift Plan
            as amended, continued and completely restated
            effective as of January 1, 1992 (28-1 to Amendment
            No. 8 to Registration No. 2-76551).
    **10.44 Restatement of Trust Agreement under the Gulf
            States Utilities Company Employees Thrift Plan, reflecting changes made through January 1, 1989, between GSU and First City Bank, Texas-Beaumont,
            N.A., (now Texas Commerce Bank ), as Trustee (2-A
            to Form 8-K dated October 20, 1989 in 1-2703).
    **10.45 Operating Agreement between Entergy Operations and
            GSU, dated as of December 31, 1993 (B-2(f) to Rule
            24 Certificate in 70-8059).
    **10.46 Guarantee Agreement between Entergy Corporation and
            GSU, dated as of December 31, 1993 (B-5(a) to Rule
            24 Certificate in 70-8059).
    **10.47 Service Agreement with Entergy Services, dated as
            of December 31, 1993 (B-6(c) to Rule 24 Certificate
            in 70-8059).
    **10.48 Amendment to Employment Agreement between J. L.
            Donnelly and GSU, dated December 22, 1993 (10(d) 57
            to Form 10-K for the year ended December 31, 1993
            in 1-2703).
    **10.49 Assignment, Assumption and Amendment Agreement to
            Letter of Credit and Reimbursement Agreement
            between GSU, Canadian Imperial Bank of Commerce and Westpac Banking Corporation (10(d) 58 to Form 10-K
            for the year ended December 31, 1993 in 1-2703). **10.50 Third Amendment, dated January 1, 1994, to Entergy
            Corporation and Subsidiary Companies Intercompany Income Tax Allocation Agreement (D-3(a) to Form U5S
            for the year ended December 31, 1993).
    **10.51 Refunding Agreement between GSU and West Feliciana
            Parish (dated December 20, 1994 (B-12(a) to Rule 24 Certificate dated December 30, 1994 in 70-8375).
    **12.01 Statement Re: Computation of Ratio of Earnings to
            Fixed Charges (filed as Exhibit 99(b) to the Form
            10-Q for the quarter ended September 30, 1996 in 1-
            2703).
   ***23.01 Consent of Coopers & Lybrand L.L.P.
   ***23.02 Consent of Clarke, Winters & Thomas.
   ***23.03 Consent of Sandlin Associates.
   ***23.04 Consent of Lawrence M. Hamric (included in Exhibit
            5.01 hereto).
   ***23.05 Consent of Richards, Layton & Finger, P.A.,
            (included in Exhibit 5.02 hereto).
   ***23.06 Consent of Reid & Priest LLP (included in Exhibit
            5.03 hereto).
   ***24.01 Powers of Attorney of certain officers and
            directors of the Company (included herein at page
            II-5).
   ***25.01 Statement of Eligibility under the Trust Indenture
            Act of The Bank of New York, as Trustee for the Indenture for Unsecured Subordinated Debt
            Securities relating to Trust Securities.
   ***25.02 Statement of Eligibility under the Trust Indenture
            Act of The Bank of New York, as Property Trustee
            for the Amended and Restated Trust Agreement of
            Entergy Gulf States Capital I.
   ***25.03 Statement of Eligibility under the Trust Indenture
            Act of The Bank of New York, as Guarantee Trustee
            for the Guarantee Agreement in respect of  Entergy
            Gulf States Capital I.
    **99.01 Opinion of Clark, Thomas & Winters, A Professional
            Corporation, dated September 30, 1992, regarding
            the effect of the October 1, 1991, judgment in
            Entergy Gulf States v. PUCT in the District Court
            of Travis County, Texas (filed as Exhibit 99-1 in Registration No. 33-48889).
    **99.02 Opinion of Clark, Thomas & Winters, A Professional
            Corporation, dated August 8, 1994, regarding
            recovery of costs deferred pursuant to PUCT order
            in Docket 6525 (filed as Exhibit 99 (j) to the Quarterly Report on Form 10-Q for the quarter ended June 30, 1994, in File No. 1-2703).
    **99.03 Opinion of Clark, Thomas & Winters, A Professional
            Corporation, confirming its opinions dated
            September 30, 1992, and August 8, 1994 (filed as
            Exhibit 99(l) to the Quarterly Report on Form 10-Q
            for the quarter ended September 30, 1996, in File 1-
            2703).
__________
**Incorporated by reference herein
***Previously filed

Item 17.  Undertakings.

     The undersigned registrants hereby undertake:

      (1) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrants pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

     (4) That, insofar as indemnification for liabilities arising under the Securities Act of 1933, may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                           POWER OF ATTORNEY

     Each director and/or officer of the registrant whose signature appears below hereby appoints Gerald D. McInvale, William J. Regan, Jr., Laurence M. Hamric and Denise C. Redmann, and each of them severally, as his attorney-in-fact to sign in his name and behalf, in any and all capacities stated below, and to file with the Securities and Exchange Commission, any and all amendments, including post-effective amendments, to this registration statement, and the registrants hereby also appoint each such named person as their attorney-in-fact with like authority to sign and file any such amendments in their name and behalf.

                            SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on the 8th day of January, 1997.

                      ENTERGY GULF STATES, INC.


                      By   /s/ William J. Regan, Jr.
                           William J. Regan, Jr.
                           Vice President and Treasurer


      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

         Signature                    Title                Date
       --------------              -----------         -----------

_________________________        Chairman of the     January 8, 1997
Edwin Lupberger                      Board,
                                President, Chief
                                Executive Officer
                                  and Director
                                   (Principal
                               Executive Officer)

By:/s/William J. Regan, Jr.
   William J. Regan, Jr.
      Attorney-in-fact



_______________________          Executive Vice      January 8, 1997
Gerald D. McInvale                  President
                                 Chief Financial
                                    Officer,
                                  and Director
                                   (Principal
                               Financial Officer)

By:/s/William J. Regan, Jr.
   William J. Regan, Jr.
      Attorney-in-fact


________________________        Vice President and   January 8, 1997
Louis E. Buck, Jr.               Chief Accounting
                                     Officer
                                    (Principal
                                    Accounting
                                     Officer)



By:/s/William J. Regan, Jr.
   William J. Regan, Jr.
      Attorney in-fact



Michael B. Bemis   )
Jerry L. Maulden   )
Donald C. Hintz    )                Directors        January 8, 1997
Jerry D. Jackson   )
John J. Cordaro    )

By:/s/William J. Regan, Jr.
   William J. Regan, Jr.
      Attorney-in-fact

                            SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Entergy Gulf States Capital I, certifies that it has duly caused this Amendment No.1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New Orleans, State of Louisiana, on the 8th day of January, 1997.



                        Entergy Gulf States Capital I
                        By:  Entergy Gulf States, Inc., as depositor



                        By: /s/William J. Regan, Jr.
                        Name:  William J. Regan, Jr.
                        Title: Vice President and Treasurer